Form 10-K, Exhibit 13
period 1994-01-02
SCOTSMAN INDUSTRIES INC
filed 1994-03-31
CIK 846660

                                                                   EXHIBIT 13.1



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

The Company generated cash from operating activities of $11.7 million in the fiscal year ended January 2, 1994 ("1993"), compared to $11.3 million in the prior year. Net income plus depreciation and amortization of $11.1 million in 1993 increased $1.1 million over the prior year amount of $10.0 million. Changes in assets and liabilities generated an additional $0.6 million due primarily to working capital changes. Inventories, excluding the effect of changes in exchange rates and the addition of approximately $1.3 million resulting from the January, 1993 acquisition of Simag, declined by $1.0 million. This reduction in inventory levels reflects the Company's continuing emphasis on more effective utilization of working capital. Trade accounts payable and other liabilities increased by $2.2 million primarily due to the recording of an accrual for post-retirement health care costs as required by the change in accounting as described below. Partially offsetting these factors was an increase in deferred income tax assets resulting from the implementation of the new standard for accounting for income taxes.

Scotsman's total assets and liabilities increased moderately, reflecting the generation of cash and the acquisition of Simag. Simag was acquired for $5.5 million of cash in January, 1993. The increases were partially offset by the devaluation of the Italian lira which reduced the U.S. dollar value of Scotsman's Italian operations' net assets by $3.0 million.

Capital expenditures, including those financed through capital lease obligations, were $3.3 million, compared to $2.0 million in the prior year. Expenditures were made for productivity improvements, new product tooling, normal maintenance and replacement items and for capital requirements associated with the relocation of the Crystal Tips operation to a newly leased facility in Dallas, Texas. Capital expenditures in 1994, other than those associated with the proposed acquisitions of The Delfield Company ("Delfield") and Whitlenge Drink Equipment Limited ("Whitlenge"), are expected to increase moderately from 1993 levels and are expected to be financed from internally generated funds.

Cash and temporary cash investments of $8.5 million increased by $3.3 million as a result of cash generated from operating activities, partially offset by cash applied to the purchase of Simag and investments in properties and equipment. Short-term debt, net, excluding the effect of changes in exchange rates, increased by $1.7 million, reflecting the increase in the year-end borrowing position of an Italian subsidiary which borrowed funds earlier in the year for the purchase of Simag. Total debt, including capital leases, of $32.2 million, compared to year-end shareholders' equity of $34.0 million, resulted in a debt-to-equity ratio of 0.9 to 1, compared to 1 to 1 at the end of the prior year. This was achieved in spite of further devaluation of the Italian lira and its negative effect on shareholders' equity during the year.

Long-term debt outstanding at January 2, 1994 of $29.3 million remained the same as at the end of the prior year and is maintained under agreements which require compliance with specified financial ratios. The Company also maintains a long-term $25 million credit agreement, under which no amounts were outstanding at year end, with a bank group containing similar compliance requirements. This credit agreement was established to provide funds for acquisitions as well as working capital needs. As of January 2, 1994 the Company was in compliance with all debt compliance covenants.

Scotsman initiated a quarterly dividend of 2 1/2 cents per share in its first quarter as a public company which it has maintained since that time. However, the decision to pay dividends, and the amount of such dividends, is determined by the Scotsman Board of Directors from time to time, and may change as conditions warrant.

The Company believes that its available cash resources and cash flows are adequate to finance its future internal growth.

The Company signed definitive agreements as of January 11, 1994 to acquire Delfield and Whitlenge for a combination of cash and stock. These acquisitions are expected to be consummated in the second quarter of 1994, subject to the approval of the stock issuance by Scotsman's shareholders and certain other conditions, at which time Scotsman would issue an additional 1.2 million shares of common stock, with a market value of approximately $17.0 million (using the 1993 fiscal year-end closing stock price), and $22.5 million of $0.62 cumulative convertible preferred stock of Scotsman. Scotsman will also be required to pay consideration of $30.3 million in a combination of cash and non-convertible preferred stock of Scotsman. Scotsman also anticipates replacing the existing $25.0 million credit agreement with a new larger credit facility with a bank group, for which commitments have been received, at the time of the acquisitions and in conjunction therewith to refinance certain existing debt of Scotsman, Delfield and Whitlenge and to provide the cash consideration to be paid in the acquisitions.


Results of Operations
Year ended January 2, 1994 ("1993") Compared
With Year Ended January 3, 1993 ("1992")

Net income of $7.4 million was reported for 1993, compared to $6.4 million for 1992, which represents an increase of 16 percent. The current year net income included a net favorable amount of $29,000 from the cumulative effect of accounting changes adopted in the first quarter of the year.

The current year results were achieved on sales of $164.0 million compared to $168.7 million in the prior year. 1992 sales included $10.2 million from the Glenco-Star business which was divested in September, 1992. 1993 sales were up 3 percent compared to sales from the 1992 operations other than Glenco-Star. The comparison to prior year was also impacted by approximately $12 million due to the translation effect of a weakening Italian lira during 1993. Current year sales from ongoing operations, excluding the effect of foreign currency changes, were up approximately 12 percent.

Sales from ongoing U.S. businesses were $119.1 million, up 12 percent from the previous year. Domestic ice machine sales increased 15 percent as the result of an improved domestic market, the January, 1993 addition of the Howe flaker product line and the full year effect of sales of the products of Crystal Tips, a U.S. based ice machine business acquired in April, 1992. Sales of Booth soft drink dispensers were essentially the same as the record level of the prior year.

Sales from the Company's European operations increased 10 percent in local currency in 1993 compared to the prior year. This increase was due to the sales of the products of Simag, the Italian ice machine business acquired in January, 1993. European operations' sales, excluding the products of Simag, were essentially flat with the prior year. Increased sales to the Far East and to the Middle East offset declines in sales to Western European countries where the markets continue to suffer from a major recession. Due to the devaluation of the Italian lira relative to the U.S. dollar during 1993, sales from the European operations, when translated into U.S. dollars, declined 14 percent.

Gross profit increased $3.0 million, an improvement of 2.7 points from 27.5 in 1992 to 30.2 percent of sales in 1993. This improvement reflects the Company's continuing efforts to improve productivity. Warranty expense reductions were achieved, primarily in the U.S. commercial ice machine business. Cost reductions in the European operations, reflecting the partial year benefits of a significant work force reduction early in the year at Frimont, the Company's larger Italian operation and the incremental margin contributed by the addition of Simag sales volume, in combination with the September consolidation of Simag within the operations of Frimont and Castel MAC, also contributed to the improvement in gross profit margin.

Selling and administrative expenses for 1993 were up $0.3 million or 1 percent from the prior year. A 10 percent increase in research and development expenditures was incurred in the current year, reflecting resources applied to conversion of products to incorporate non-ozone depleting refrigerants as well as new product development efforts. Increased legal costs were recorded related to a certain matter in litigation. A full year of Crystal Tips' expenses also added to the current year totals compared to the prior year. These increases were offset by the elimination of Glenco-Star expenses incurred in 1992 prior to its divestiture and by the translation of Italian operations' expenses at stronger U.S. dollar exchange rates.

Income from operations increased $2.7 million or 18 percent as a result of the above mentioned factors. As a percent of sales, income from operations improved to 10.7 percent, a 1.9 point increase over the prior year. The productivity increases in the European operations resulted in a 90 percent increase in operating income in U.S. dollars from those businesses. The full year effect of actions implemented in 1993 should further add to their income levels in 1994.

Interest expense, net, declined $0.4 million due primarily to lower interest rates. An interest rate swap agreement which contributed to 1993 interest expense will expire in April, 1994.

Income tax expense of $6.0 million reflects an effective tax rate of 44.8 percent, up from a rate of 37.2 percent in the prior year which included a tax benefit of $0.6 million arising from a prior reorganization within the European operations. All remaining tax benefits relating to this reorganization have been reflected in the net deferred tax asset resulting from the first quarter, 1993, adoption of SFAS No. 109, "Accounting for Income Taxes".

Year Ended January 3, 1993 ("1992") Compared
With Year Ended December 29, 1991 ("1991")

Net income of $6.4 million was reported for 1992, compared to a $1.7 million loss in the prior year. 1991 results reflected operating losses of Glenco-Star and Halsey Taylor and special charges related to their dispositions. Glenco-Star operating results for 1992 were charged to reserves established in the prior year and therefore had no significant impact on 1992 earnings.

Net sales of $168.7 million were up $4.6 million from 1991 sales of $164.1 million. Sales from U.S. ongoing businesses were $106.3 million in 1992, up 18 percent from the previous year. Sales from European businesses were $52.2 million, down 3 percent from $53.5 million in 1991. Commercial ice machine sales increased 12 percent over the prior year, largely due to the acquisition of Crystal Tips in April, 1992. Scotsman Ice Systems, the U.S. commercial ice machine business, gained market share in both the primary cube and flake type ice machine segments while the market improved approximately 4 percent. Scotsman's two European businesses reported a decline in ice machine sales of 7 percent in lire, 5 percent in dollars, compared to the prior year. This decline was the result of the severe recession affecting most European countries, which Scotsman believes has impacted the European ice machine markets in excess of 7 percent. Scotsman's consumer ice machine sales declined 14 percent, experiencing softness in the luxury home construction market. Sales of Booth soft drink dispensers rose to record levels, up 10 percent from the prior year, reflecting market share gains with its major customers. Sales of the Tecnomac bakery equipment line increased significantly due to market penetration in several European countries, up 13 percent in lire, 16 percent in dollars.

Gross profit in 1992 was essentially the same as the prior year but the margin as a percent of sales declined to 27.5 percent from 28.2 percent. Gross profit margins improved in U.S. operations, despite higher warranty costs, as increased productivity accompanied the higher sales volume. Margins in the European ice machine businesses declined significantly, however, impacted by lower sales volume and competitive pricing pressures, and by the effects of lowering production levels to reduce finished goods inventories.

Selling and administrative expenses for fiscal year 1992 were down substantially compared to prior year historical amounts. Selling and administrative expenses in 1992 included the addition of Crystal Tips' costs for approximately eight months of the year and Glenco-Star costs through September, 1992. Prior year selling and administrative expenses included Glenco-Star costs and a partial year of Halsey Taylor costs, as well as $6.0 million in charges related to the dispositions of Halsey Taylor and Glenco-Star.

Operating profit in the U.S. was $12.7 million, up 44 percent from $8.8 million pro forma results in 1991. This increase was realized despite only minimal price increases. Higher volumes together with a continuing program of waste reduction were major factors in this improvement. Operating profit in Europe was $5.8 million in 1991, and declined to $2.2 million in 1992. Lower sales volume and pricing pressures, together with the impact of reduced production levels to trim finished goods inventories, were major contributors to this decline.

Interest expense, net, declined $1.1 million as a result of significant decreases in outstanding debt during the latter half of 1991 and in 1992. Tax expense of $3.8 million in 1992 reflected an effective tax rate of 37.2 percent on pre-tax income and included a tax benefit of $0.6 million which reflected the favorable tax effects arising from a prior reorganization within the European operations.


Accounting Standards
Effective January 4, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions" ("SFAS 106") on the immediate recognition basis. The new standard requires that the expected cost of post-retirement benefits be charged to expense during the years that the employees render service. Previously, the Company recognized these costs on a pay-as-you-go basis.

The cumulative effect of this accounting change was to decrease income for fiscal year 1993 by $1,660,000 ($1,029,000, or $0.15 per share, after-tax), representing the amount of unfunded obligation measured as of the date of adoption, January 4, 1993. This accounting change is not expected to materially impact future operating results and is not expected to affect the Company's cash flows because the Company plans to continue paying the cost of post-retirement benefits when incurred. Other than the cumulative catch-up, the impact of this accounting change on the current year was not material. Financial statements for prior years have not been restated to reflect the adoption of SFAS 106.

Effective January 4, 1993, the Company changed its method of accounting for income taxes as a result of the required adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires a change in accounting for income taxes to an asset and liability approach. The cumulative effect of this change in 1993 was a favorable impact of $1,301,000, or $.19 per share. The cumulative effect resulted primarily from the recognition of the remainder of Italian tax benefits which resulted from a prior year reorganization and adjustments for rate differences. This change impacted 1993 operating results by lowering Italian tax credits by approximately $0.6 million for the fiscal year (when compared to 1992), but does not affect the Company's cash flows. The adoption of SFAS 109 has no impact on pre-tax income. Financial statements for prior years have not been restated to reflect the adoption of SFAS 109.

As of January 4, 1993, the Company had $2,302,000 of foreign tax credits which will expire in 1994. The Company has established a full valuation allowance against these tax assets, due to the improbability of using these credits within the carryforward period. The valuation allowance also included $467,000 (of which $289,000 remains as of January 2, 1994) to partially offset the tax asset in Italy relating to a prior year reorganization of one of the Company's Italian subsidiaries. The Company established this reserve due to the limited carryforward life of net operating losses in Italy.

Effective January 4, 1993, the Company also adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits" ("SFAS 112"). The statement requires accrual accounting for benefits provided to former or inactive employees after employment but before retirement. The Company previously accounted for a certain portion of these post-employment benefits on a pay-as-you-go basis. The impact of the change to SFAS 112, was an unfavorable pre-tax amount of $508,000 ($243,000, net of tax or $.03 per share). Other than the effect of the cumulative catch-up, the impact on pre-tax income of this accounting change for the current year was not material. Financial statements for prior years have not been restated to reflect the adoption of SFAS 112.

The net effect of adoption of the above changes in accounting standards for 1993 was an increase to net income of $29,000.

Scotsman Industries, Inc.
Consolidated Statement of Income

(Amounts in thousands, except per share data)

For the Fiscal Years Ended                                       Jan. 2,     Jan. 3,    Dec. 29,
                                                                  1994        1993        1991
Net sales                                                       $163,952    $168,674    $164,126

Cost of sales                                                    114,472     122,226     117,807
                                                                --------    --------    --------
Gross profit                                                      49,480      46,448      46,319

Selling and administrative expenses                               31,874      31,588      39,607
                                                                --------    --------    --------
Income from operations                                            17,606      14,860       6,712

Interest expense, net                                              4,235       4,675       5,776
                                                                --------    --------    --------
Income before income taxes                                        13,371      10,185         936

Income taxes                                                       5,989       3,793       2,610
                                                                --------    --------    --------
Income (loss) before cumulative effect of accounting changes       7,382       6,392      (1,674)

Cumulative effect of accounting changes                               29          --          --
                                                                --------    --------    --------
Net income (loss)                                               $  7,411    $  6,392    $ (1,674)
                                                                --------    --------    --------
                                                                --------    --------    --------
Income per Share:

Income (loss) before cumulative effect of
     accounting changes                                            $1.06       $0.90      ($0.24)

Cumulative effect of accounting changes                               --          --          --
                                                                --------    --------    --------
Net income (loss) per share                                        $1.06       $0.90      ($0.24)
                                                                --------    --------    --------
                                                                --------    --------    --------


The accompanying notes to consolidated financial statements are an integral part of this statement.

Scotsman Industries, Inc.
Consolidated Balance Sheet

(Amounts in thousands)

                                                                             Jan. 2,     Jan. 3,
                                                                              1994        1993
Assets
Current Assets:
    Cash and temporary cash investments                                     $  8,462    $ 5,202
    Trade accounts and notes receivable, net of allowances
      of $1,548 in 1993 and $1,260 in 1992                                    28,578     28,806
    Inventories                                                               25,693     27,158
    Deferred income taxes                                                      3,748         --
    Other current assets                                                       1,701      2,183
                                                                            --------    -------
        Total current assets                                                  68,182     63,349
Properties and equipment, net                                                 19,867     20,040
Cost of investments in acquired businesses in excess of
    net assets at acquisition, net                                            11,320      7,345
Deferred income taxes                                                             --      1,318
Other noncurrent assets                                                        3,804      4,051
                                                                            --------    -------
       Total assets                                                         $103,173    $96,103
                                                                            --------    -------
                                                                            --------    -------
Liabilities and Shareholders' Equity
Current Liabilities:
  Short-term debt and current maturities of capitalized
    lease obligations                                                       $  2,707    $ 1,865
  Trade accounts payable                                                      11,743     11,758
  Accrued income taxes                                                         2,087      1,428
  Accrued expenses                                                            15,327     15,943
                                                                            --------    -------
    Total current liabilities                                                 31,864     30,994

Capitalized lease obligations                                                    219        339
Long-term debt                                                                29,250     29,250
Deferred income taxes                                                            435         --
Other noncurrent liabilities                                                   7,411      5,374
                                                                            --------    -------
    Total liabilities                                                         69,179     65,957

Shareholders' Equity:
  Common stock, $.10 par value, authorized 50,000,000 shares;
    issued 7,210,549 shares and 7,200,661 shares, respectively                   721        720
  Preferred stock, $1.00 par value, authorized 10,000,000 shares;
    issued-none                                                                   --         --
  Additional paid in capital                                                  20,557     20,375
  Retained earnings                                                           20,855     14,144
  Deferred compensation and unrecognized pension cost                            (54)       (34)
  Foreign currency translation adjustments                                    (6,741)    (3,753)
  Less: Common stock held in treasury;
    202,295 shares and 209,577 shares, respectively                           (1,344)    (1,306)
                                                                            --------    -------
    Total shareholders' equity                                                33,994     30,146
                                                                            --------    -------
    Total liabilities and shareholders' equity                              $103,173    $96,103
                                                                            --------    -------
                                                                            --------    -------

The accompanying notes to consolidated financial statements are an integral part of this statement.

Scotsman Industries, Inc.
Consolidated Statement of Cash Flows

(Amounts in thousands)

For the Fiscal Years Ended                                      Jan. 2,     Jan. 3,    Dec. 29,
                                                                 1994        1993        1991
Cash flows from operating activities:
  Net income (loss)                                            $ 7,411    $ 6,392    $ (1,674)
  Adjustments to reconcile net income to net
  cash provided by operating activities--
    Depreciation and amortization                                3,674      3,562       4,031
    Loss (gain) on property dispositions                           (52)       201         274
    Loss on disposal of Halsey Taylor                               --         --       1,000
    Loss related to decision to dispose of Glenco-Star              --         --       5,000

  Change in assets and liabilities:
    Trade accounts receivable                                     (677)      (285)      1,659
    Inventories                                                  1,018      3,293       1,570
    Trade accounts payable and other liabilities                 2,248     (2,491)     (4,757)
    Other, net                                                  (1,962)        611      1,214
                                                               --------    --------    --------
      Net cash provided by operating activities                 11,660     11,283       8,317
Cash flows from investing activities:
  Investment in properties and equipment                        (3,264)    (2,012)     (2,432)
  Proceeds from dispositions of properties and equipment            67         32          70
  Proceeds received from disposal of Halsey Taylor                  --         --       9,182
  Proceeds received from disposal of Glenco-Star                    --      2,856          --
  Acquisition of Crystal Tips                                       --     (5,341)         --
  Acquisition of Simag                                          (5,506)        --          --
                                                               --------    --------    --------
      Net cash provided by (used in) investing activities       (8,703)    (4,465)      6,820

Cash flows from financing and capital activities:
  Short-term debt, net                                           1,662     (4,729)        672
  Principal payments under long-term debt and capitalized
         leases                                                   (115)      (245)    (19,666)
  Purchase of Scotsman Industries, Inc. common stock               (38)    (1,299)         --
  Dividends paid to shareholders                                  (700)      (710)       (710)
                                                               --------    --------    --------
      Net cash provided by (used in) financing
         and capital activities                                    809     (6,983)    (19,704)

Effect of exchange rate changes on cash and
         temporary cash investments                               (506)      (777)        284
                                                               --------    --------    --------

Net increase (decrease) in cash and temporary cash
         investments                                             3,260       (942)     (4,283)

Cash and temporary cash investments at beginning of year         5,202      6,144      10,427
                                                               --------    --------    --------
Cash and temporary cash investments at end of year             $ 8,462    $ 5,202    $  6,144
                                                               --------    --------    --------
                                                               --------    --------    --------
Supplemental disclosure of cash flow information:
         Cash paid during the year for:
    Interest                                                   $ 4,356    $ 4,944    $  6,121
                                                               --------    --------    --------
                                                               --------    --------    --------
    Income taxes                                               $ 5,048    $ 3,142    $  6,208
                                                               --------    --------    --------
                                                               --------    --------    --------

Supplemental schedule of noncash investing and financing
         activities:
  Investment in properties and equipment through issuance
    of capitalized lease obligations                           $   --     $    (7)   $   (393)
                                                               --------    --------    --------
                                                               --------    --------    --------

The accompanying notes to consolidated financial statements are an integral part of this statement.

Scotsman Industries, Inc.
Consolidated Statement of Shareholders' Equity

(Amounts in thousands, except number of shares)

                                                                                         Deferred
                                                                                     Compensation    Foreign
                               Treasury       Common Stock    Additional                     and    Currency                  Total
                                  Stock                          Paid in  Retained  Unrecognized Translation Treasury Shareholders'
                                 Number     Number  Par Value    Capital  Earnings  Pension Cost  Adjustment    Stock        Equity
Balance at December 30, 1990     95,320   7,186,875   $719    $20,067     $10,844        $(226)    $2,213        ($10)    $33,607

  Net income (loss)                  --         --      --         --      (1,674)          --         --          --      (1,674)
  Foreign currency translation
    adjustments                      --         --      --         --          --           --       (273)         --        (273)
  Issuance of deferred
    compensation                (11,835)        --      --        100          --         (101)        --           1          --
  Amortization of deferred
    compensation                     --         --      --         --          --          251         --          --         251
  Dividends declared to common
    shareholders                     --         --      --         --        (710)          --         --          --        (710)
                                -------   ---------   ------   --------    --------       ------    -------    --------    --------
Balance at December 29, 1991     83,485   7,186,875    719     20,167       8,460          (76)     1,940          (9)     31,201

  Net income                         --         --      --         --       6,392           --         --          --       6,392
  Foreign currency translation
    adjustments                      --         --      --         --          --           --     (5,693)         --      (5,693)
  Issuance of deferred
    compensation                 (9,660)        --      --        101          --         (103)        --           2          --
  Amortization of deferred
    compensation                     --         --      --         --          --          145         --          --         145
  Dividends declared to common
    shareholders                     --         --      --         --        (708)          --         --          --        (708)
  Stock options exercised            --      13,786      1        107          --           --         --          --         108
  Purchase of Scotsman
    Industries, Inc. common
    stock for treasury          135,752         --      --         --          --           --         --      (1,299)     (1,299)
                                -------   ---------   ------   --------    --------       ------    -------    --------    --------
Balance at January 3, 1993      209,577   7,200,661    720     20,375      14,144          (34)    (3,753)     (1,306)     30,146

  Net income                         --         --      --         --       7,411           --         --          --       7,411
  Foreign currency translation
    adjustments                      --         --      --         --          --           --     (2,988)         --      (2,988)
  Issuance of deferred
    compensation                 (7,282)        --      --         85          --          (85)        --          --          --
  Amortization of deferred
    compensation                     --         --      --         --          --           91         --          --          91
  Dividends declared to common
    shareholders                     --         --      --         --        (700)          --         --          --        (700)
  Additional costs relating to
    prior year purchase of
    Scotsman Industries, Inc.
    common stock for treasury        --         --      --         --          --           --         --         (38)        (38)
  Stock options exercised            --       9,888      1         97          --           --         --          --          98
  Unrecognized pension cost          --         --      --         --          --          (26)        --          --         (26)
                                -------   ---------   ------  --------   --------       ------    -------    --------    --------
Balance at January 2, 1994      202,295   7,210,549   $721    $20,557     $20,855         $(54)   $(6,741)    $(1,344)    $33,994
                                -------   ---------   ------  --------   --------         ------    -------   --------    --------
                                -------   ---------   ------  --------   --------         ------    -------   --------    --------

The accompanying notes to consolidated financial statements are an integral part of this statement.

DESCRIPTION OF BUSINESS

The Company is engaged in the manufacture and marketing of refrigeration products primarily for the foodservice industry, including ice machines, soft drink dispensing equipment, and refrigerated bakery equipment, as well as commercial refrigerators and freezers.

Scotsman's commercial ice machine business accounted for 83 percent, 76 percent, and 70 percent of sales in fiscal years 1993, 1992, and 1991, respectively. Scotsman ice machines are sold both through a system of distributors and directly by Scotsman to national customers and governmental and military buyers. Scotsman also manufactures and markets a line of consumer ice machines primarily for the luxury home market.

Scotsman also manufactures soft drink dispensing equipment which is sold primarily in the United States to soft drink bottlers. Soft drink dispensing equipment accounted for 10 percent, 10 percent, and 9 percent of sales in fiscal years 1993, 1992, and 1991, respectively.

Scotsman also manufactures and markets a line of bakery equipment and commercial refrigerators and freezers through its European businesses. Scotsman formerly manufactured and marketed a line of commercial refrigerators and freezers through its Glenco-Star division, which was sold in September of 1992. Bakery equipment, refrigerators and freezers accounted for 4 percent, 11 percent, and 10 percent of Scotsman's business in fiscal years 1993, 1992, and 1991, respectively.

Geographic information for Scotsman can be found in Note 17 of Notes to Consolidated Financial Statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies
Effective April 14, 1989, Scotsman Industries, Inc. ("Scotsman" or "the Company") was spun-off from Household International, Inc. ("Household") through the issuance of one share of Scotsman common stock for every five shares of Household common stock then outstanding to Household shareholders ("the Distribution"). Scotsman became a publicly traded company listed on the New York Stock Exchange and its operations ceased to be owned by Household.


Basis of Consolidation
The consolidated financial statements include the accounts of Scotsman Industries, Inc. and its consolidated subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Certain amounts in the consolidated financial statements for previous years have been reclassified to conform to the presentation used for fiscal year 1993.


Fiscal Year
The Company reports on a 52-53 week fiscal year ending on the Sunday nearest to December 31. Fiscal years 1993 and 1991 had 52 weeks; fiscal year 1992 had 53 weeks.


Cash Management
Scotsman uses a centralized cash management system to provide financing for domestic operations.

Temporary cash investments, primarily Eurodollar deposits with maturities of ninety days or less, are carried at cost, which approximates market. Interest income (in thousands) included in interest expense, net was $125, $136 and $556 for fiscal years 1993, 1992 and 1991, respectively.

Trade Accounts and Notes Receivable
Trade accounts and notes receivable at January 2, 1994 and January 3, 1993 included notes of $6.5 million and $7.3 million, respectively.


Inventories
Inventories are stated at the lower of cost or market and include the appropriate elements of material, labor and manufacturing overhead expenses. Cost is determined using the last-in, first-out ("LIFO") method for approximately half of domestic inventories and the first-in, first-out ("FIFO") method for the balance of domestic and all foreign inventories.


Properties and Equipment
Properties and equipment, including capitalized leases, are recorded at cost to the Company at date of acquisition and depreciated over either their estimated useful lives, ranging from 3 to 40 years, or lease terms, whichever is shorter, using principally the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes.


Cost of Businesses Acquired
Cost of investments in excess of net assets of businesses acquired after October 1970, is being amortized using the straight-line method over 40 years. At January 2, 1994 accumulated amortization was $1.5 million.


Interest Rate Swap Agreements
The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating-rate long-term debt. The difference between the fixed and floating rates, which is to be paid or received, is accrued as interest rates change and is recognized over the life of the swap agreements.


Interest Expense
Interest expense included in the consolidated statement of income related to private placement debt, debt covered under a credit agreement, Industrial Development Revenue Bonds, capitalized lease obligations, borrowings on domestic revolving credit agreements and domestic lines of credit, and foreign lines of credit.


Research and Development Costs
Research and development costs related to both present and future products are expensed currently. Research and development expenditures for fiscal years 1993, 1992 and 1991, were $3.9 million, $3.5 million, and $2.8 million, respectively.


Foreign Currency Translation
The Company has foreign subsidiaries located in Italy. Foreign subsidiary income and expenses are translated into United States dollars at the average rates of exchange prevailing during the year. The assets and liabilities are translated into U.S. dollars at the rates of exchange on the balance sheet date, and the related translation adjustments are accumulated as a separate component of shareholders' equity. As the Company intends to maintain its investments in these subsidiaries indefinitely, ultimate realization of these translation adjustments is highly uncertain. Foreign currency transaction gains and losses are minimal and are recorded in income as they occur.

Income Taxes
Federal and state income taxes are not provided on undistributed earnings of foreign subsidiaries that had been or are intended to be reinvested indefinitely.


2. Cumulative Effect of Accounting Changes
In the first quarter of 1993, the Company implemented changes in accounting principles for post-retirement health care, post-employment expenses and income taxes. The cumulative effect of these accounting changes was as follows:

    Unfavorable cumulative effect of accounting change due to post-retirement health care benefits (in thousands) of $(1,660) pre-tax and $(1,029) after-tax. See Note 10 of Notes to Consolidated Financial Statements.

    Unfavorable cumulative effect of accounting change due to other post-employment benefits (in thousands) of $(508) pre-tax and $(243) after-tax. See Note 10 of Notes to Consolidated Financial Statements.

    Favorable cumulative effect of accounting change relating to income taxes (in thousands) of $1,301. See Note 11 of Notes to Consolidated Financial Statements.


3. Inventories
Inventories consisted of the following (in thousands):

                                                        Jan. 2,    Jan. 3,
                                                           1994       1993
Finished goods                                          $14,755    $15,372
Work-in-process                                           2,232      2,372
Raw materials                                             8,706      9,414
                                                        -------    -------
Total inventories                                       $25,693    $27,158
                                                        -------    -------
                                                        -------    -------

Approximately $7.2 million and $8.2 million of total Company inventories were valued on the LIFO method in fiscal year 1993 and 1992, respectively. In 1993, lower levels of certain inventories resulted in liquidation of LIFO inventory quantities which were carried at costs prevailing in earlier years. These liquidations reduced cost of sales by approximately $0.6 million in 1993. If inventories valued on the LIFO method had been valued using the FIFO method, they would have been $3.7 million and $4.1 million higher at January 2, 1994 and January 3, 1993, respectively.


4. Properties and Equipment
Properties and equipment consisted of assets owned and leased under capital lease arrangements as follows (in thousands):

                                                         Jan. 2,     Jan. 3,
                                                            1994        1993
Owned:
     Land                                               $  1,354    $  1,354
     Buildings and leasehold improvements                 15,728      15,571
     Machinery, fixtures and equipment                    25,525      24,331
     Accumulated depreciation and amortization           (23,087)    (21,724)
                                                        --------    --------
     Owned, net                                           19,520      19,532
                                                        --------    --------

Leased:
     Machinery, fixtures and equipment                       852         924
     Accumulated depreciation and amortization              (505)       (416)
                                                        --------    --------
     Leased, net                                             347         508
                                                        --------    --------
Properties and equipment, net                           $ 19,867    $ 20,040
                                                        --------    --------
                                                        --------    --------


5. Short-Term Debt
Short-term debt (in thousands) at January 2, 1994 and January 3, 1993 was $2,594 and $1,747, respectively, and principally related to amounts owed under lines of credit. Average borrowings (in thousands) and the related weighted average interest rates were as follows:

                                                            1993        1992
Bank and other borrowings                               $  6,905    $  5,905
Weighted average interest rate                             10.9%       13.3%

The maximum aggregate short-term debt outstanding (in thousands) at the end of any month during fiscal years 1993 and 1992 was $10,601 and $8,339, respectively.


6. Lines of Credit
The Company maintains various credit agreements. At January 2, 1994 these agreements (in thousands) included foreign and domestic lines of credit of $16,055 and $5,000, respectively. Lines of credit are reviewed annually, with amounts borrowed under lines of credit included in short-term debt.

At January 2, 1994, foreign and domestic lines of credit not in use were (in thousands) $13,461 and $5,000, respectively. Borrowings under these agreements are available at the prime rate, or other prevailing market rates. There are no fees or compensating balance requirements on the lines of credit.


7. Accrued Expenses
Accrued expenses consisted of the following (in thousands):

                                                         Jan. 2,     Jan. 3,
                                                            1994        1993
Payroll and employee benefits                           $  2,843    $  2,877
Reserve for relocation of Crystal Tips                       890       2,235
Casualty insurance                                           794       1,066
Current portion of product warranties                      4,400       3,823
Other current liabilities                                  6,400       5,942
                                                        --------    --------
Total accrued expenses                                  $ 15,327    $ 15,943
                                                        --------    --------
                                                        --------    --------


8. Long-Term Debt
Long-term debt consisted of the following (in thousands):

                                                         Jan. 2,     Jan. 3,
                                                            1994        1993
11.43% Private Placement Agreement; due 1997-1998       $ 20,000    $ 20,000
Industrial Revenue Bonds with floating interest
     rate; due 2001                                        9,250       9,250



                                                        --------    --------
Total                                                   $ 29,250    $ 29,250
Current portion                                               --          --
                                                        --------    --------
Long-term portion                                       $ 29,250    $ 29,250
                                                        --------    --------
                                                        --------    --------

In April of 1989, the Company issued $37.5 million of long-term debt under a Credit Agreement with a group of banks. In the same month, the Company also issued $20.0 million of private placement debt held primarily by insurance companies. Funds generated were used to pay Household $10.0 million in dividends and to repay intercompany debt to Household of $47.5 million.

In fiscal year 1991, the Company pre-paid $19.5 million, resulting in the Credit Agreement established in 1989 being retired prior to maturity.

In April of 1989, the Company entered into two interest rate swap agreements to reduce the impact of changes in interest rates on the floating-rate long-term debt. One swap agreement had a notional principal amount of $15 million and interest payable was at a fixed rate of 10.29 percent. The other swap agreement had a notional principal amount of $20 million and interest payable was at a fixed rate of 10.355 percent. In return, for both of these agreements, the Company received or will receive floating rate interest payments based on six-month LIBOR. These agreements expired or will expire as follows: $20 million in April of 1992 and $15 million in April of 1994. As of January 2, 1994, the notional principal of the swap agreements outstanding was greater than the amount of floating-rate long-term debt outstanding. In connection with the over-hedged position, the Company recognized a pre-tax loss of $0.8 million in 1991 relating to these swap agreements.

The interest rate applicable to the Industrial Revenue Bonds was 3.2 percent and 4.2 percent at January 2, 1994 and January 3, 1993, respectively. The bonds are secured by certain buildings carried at a cost of $9.3 million and a bank letter of credit. The commitment fee on the letter of credit is calculated at 1 percent per annum on outstanding principal and interest.

The weighted average effective interest rate was 11.0 percent at January 2, 1994 and 11.3 percent at January 3, 1993. Maturities at January 2, 1994 were as follows (in thousands):

1994 through 1996                                                   $     --
1997                                                                  10,000
1998                                                                  10,000
Thereafter                                                             9,250
                                                                    --------
Total long-term debt                                                $ 29,250
                                                                    --------
                                                                    --------

In November of 1992, the Company established with a bank group a new $25.0 million Credit Agreement which will expire in 1995. This Credit Agreement permits the Company to choose between two interest rate options as follows:

    the sum of a margin which varies between 1/2 percent to zero percent based on the Company's financial ratios, as defined in the Credit Agreement, plus the greater of the bank's Prime Rate or the Federal Funds Rate plus 1 percent, or the adjusted London Interbank Offered Rate (LIBOR) plus a margin which varies between 1 3/4 percent and 3/4 percent based on the Company's financial ratios as defined in the Credit Agreement, with funding periods restricted to one, two, three or six months.

Commitment fees on this new agreement range from 1/4 to 3/8 of 1 percent per annum on the unused portion.

This new credit agreement was established primarily for financing of future acquisitions and the financing of working capital needs during the Company's major selling season. As of January 2, 1994, the Company had not borrowed any amounts under this facility.

The Company's long-term debt agreements contain covenants that require the maintenance of specified financial ratios. The Company was in compliance with these covenants as of January 2, 1994. Among other restrictions, one of the Company's covenants restricts dividends to shareholders and repurchase of Company stock to a maximum of 40 percent of earnings since the Distribution. Under such a covenant $15.8 million of retained earnings was restricted at January 2, 1994.


9. Leases
The Company leases certain of its offices, buildings, and machinery and equipment for periods up to 20 years with various renewal options. Rental expense under operating leases was $1.4 million in 1993, $1.7 million in 1992, and $1.6 million in 1991. Capital lease obligations vary in amounts (in thousands) up to $287 with various interest rates, both fixed and floating.

Future minimum lease commitments under noncancelable operating and capital leases (together with the present value of the net minimum lease commitments) at January 2, 1994 were as follows (in thousands):

                                                       Operating     Capital
                                                          Leases      Leases
1994                                                    $  1,434    $137
1995                                                       1,611      97
1996                                                       1,378      92
1997                                                         965      49
1998                                                         837      --
Thereafter                                                 2,439      --
                                                        --------    ----
Total minimum lease commitments                         $  8,664    $375
Amounts representing interest                                 --     (43)
Present value of net minimum lease commitments                --     332
Current portion                                               --    (113)
                                                        --------    ----
Long-term portion                                       $     --    $219
                                                        --------    ----
                                                        --------    ----

Certain capital lease obligations are collateralized by properties and equipment with a net book value (in thousands) of approximately $347.


10. Employee Benefit Plans
On March 31, 1989, Household assumed the assets and liabilities of all domestic pension plans, except for the Fairfax hourly plan, which covered Company employees prior to that date. Employees who were deemed to be participants in the plans became 100 percent vested in their accrued benefits as of that date. With the exception of the Fairfax hourly plan, Household is responsible for all domestic pension benefits accrued prior to March 31, 1989.

On March 31, 1989, the sponsorship of, and all assets and liabilities of the Fairfax hourly plan were transferred to the Company from Household.

As of April 1, 1989, the Company established new plans covering substantially all salaried domestic employees and hourly domestic employees at Glenco-Star and Booth. The plan covering domestic salaried employees provides benefits that are based on years of service and compensation for the five highest consecutive years during the last ten years prior to retirement. Plans covering domestic hourly employees provide benefits of stated amounts for each year of service.

In the fourth quarter of 1992, the Company incurred a pension curtailment due to the sale of Glenco-Star. The result was a loss (in thousands) of $37 which is included in net periodic pension cost for 1992.

The Company's funding policy is to contribute the minimum required amount under the Employee Retirement Income Security Act.

Net periodic pension cost (in thousands) for the above plans included in the consolidated statement of income was $524 in 1993, $554 in 1992 and $467 in 1991. The components of net periodic pension cost are (in thousands):

For the Fiscal Years Ended                   Jan. 2,     Jan. 3,    Dec. 29,
                                                1994        1993        1991
Service cost                                $    442    $    404    $    359
Interest cost                                    175         165         116
Actual return on plan assets                    (116)        (90)        (57)
Net amortization and deferral                     23          38          49
Curtailment loss                                  --          37          --
                                            --------    --------    --------
Net periodic pension cost                   $    524    $    554    $    467
                                            --------    --------    --------
                                            --------    --------    --------

The funded status of the Company's domestic pension plans (in thousands) was as follows:

                                          Jan. 2, 1994                 Jan. 3, 1993
                                         Plan Accumulated             Plan Accumulated
                                       Assets    Benefits           Assets    Benefits
                                       Exceed      Exceed           Exceed      Exceed
                                  Accumulated        Plan      Accumulated        Plan
                                     Benefits      Assets         Benefits      Assets

Actuarial Present Value of:
  Vested Benefits Obligation         $ (1,069)   $   (189)        $   (675)   $   (137)
  Nonvested Benefits Obligation          (343)        (56)            (359)        (72)
                                     --------    --------         --------    --------
  Accumulated Benefit Obligation       (1,412)       (245)          (1,034)       (209)
  Effects of Anticipated Future
    Compensation Levels                (1,076)         --           (1,097)         --
                                     --------    --------         --------    --------
  Projected Benefit Obligation         (2,488)       (245)          (2,131)       (209)
  Plan Assets at Fair Value             1,519         174            1,133         161
                                     --------    --------         --------    --------
  Projected Benefit Obligation
    (In Excess of) Plan Assets           (969)        (71)            (998)        (48)
  Unrecognized (Net Asset)                 --         (16)              --         (19)
  Unrecognized Prior
    Service Cost                          469          12              516          34
  Unrecognized Net (Gain) or Loss         (24)         36               46          (3)
  Adjustment Required to
    Recognize Minimum Liability            --         (34)              --         (20)
                                     --------    --------         --------    --------
  Accrued Pension Cost               $   (524)   $    (73)        $   (436)   $    (56)
                                     --------    --------         --------    --------
                                     --------    --------         --------    --------

Assumptions used in the actuarial computations were:

                                             Jan. 2,     Jan. 3,    Dec. 29,
                                                1994        1993        1991
Salaried Plan
Discount rate                                   7.5%        8.5%        8.5%



Rate of increase in compensation levels         4.0%        5.0%        5.0%
Expected long-term rate of return on assets     8.5%        9.0%        9.0%

Hourly Plan
Discount rate                                   7.5%        8.5%       8.25%
Expected long-term rate of return on assets     8.5%        9.0%        9.0%

The Company has pension plans covering employees in its Italian subsidiaries. These plans combine aspects of both government mandated and non-contributory plans. Total pension expense under these plans included in the consolidated statement of income (in thousands) was $828, $1,021 and $855 in fiscal years 1993, 1992 and 1991, respectively. The unfunded liability for these plans included in the consolidated balance sheet at January 2, 1994 and January 3, 1993 (in thousands) was $3,817 and $3,870, respectively.

The Company also has a defined contribution plan in which each participant's contribution may be matched in whole or in part by the Company up to a maximum of 6 percent of the participant's compensation. To date, the Company has matched 50 percent of participant contributions up to a maximum of 3 percent of a participant's compensation. Total costs incurred under the plan were (in thousands) $203, $180 and $165 for fiscal years 1993, 1992 and 1991, respectively.

The Company maintains plans that provide certain health care benefits to certain employees retiring from the Company on or after attaining age 55 who have rendered at least 10 years of service to the Company. These plans are unfunded. The Company reserves the right to change or terminate the benefits at any time.

Effective January 4, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions" ("SFAS 106") on the immediate recognition basis. The standard requires that the expected cost of post-retirement benefits be charged to expense during the years that the employees render service. Previously, the Company recognized these costs on a pay-as-you-go basis.

The cumulative effect of this accounting change was to decrease income for the twelve months ended January 2, 1994 by (in thousands) $1,660 ($1,029 or $0.15 per share, after-tax), representing the amount of unfunded obligation measured as of January 4, 1993. This accounting change is not expected to materially impact future operating results and is not expected to affect the Company's cash flow because the Company plans to continue paying the cost of post-retirement benefits when incurred. Financial statements for the prior years have not been restated to reflect the adoption of SFAS 106.

Net periodic post-retirement benefit cost for 1993 included the following components (in thousands):

                                                                        1993
Service cost on benefits earned                                       $  108
Interest cost on accumulated post-retirement benefit obligation          135
                                                                      ------
Net periodic post-retirement benefit cost                             $  243
                                                                      ------
                                                                      ------

The following table sets forth the status of the plan, reconciled to the accrued post-retirement benefit cost recognized in the Company's balance sheet (in thousands):

                                                      End of    Beginning of
                                                        1993            1993
Accumulated post-retirement benefit obligation:
Retirees                                            $  1,071        $    923
Fully eligible active plan participants                   81              68
Other active plan participants                           878             669



                                                    --------        --------
Total                                               $  2,030        $  1,660
Unrecognized loss                                       (367)             --
                                                    --------        --------
Accrued post-retirement benefit cost recognized
  in the balance sheet                              $  1,663        $  1,660
                                                    --------        --------
                                                    --------        --------

The accumulated post-retirement benefit obligation was determined using a 7.5 percent discount rate. The health care cost trend rates were assumed to be
15.0 percent and 8.6 percent in 1994 for pre-65 and post-65 benefits, respectively, with both rates gradually declining to 5.5 percent and remaining at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of January 2, 1994 by approximately (in thousands) $335 and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year by approximately (in thousands) $47.

Prior to the adoption of SFAS 106, the cost of post-retirement benefits was recognized as an expense when the benefits were paid to retirees or payments were made to insurance companies or other third parties. The total cost of these post-retirement benefits charged to income (in thousands) was approximately $414 and $402 for 1992 and 1991, respectively.

Effective January 4, 1993, the Company also adopted the Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits" ("SFAS 112"). The statement requires accrual accounting for benefits provided to former or inactive employees after employment but before retirement. The Company previously accounted for a certain portion of these post-employment benefits on a pay-as-you-go-basis. The impact of the change to SFAS 112, is an unfavorable pre-tax amount of $508,000 ($243,000, net of tax or $.03 per share). Other than the effect of the cumulative catch-up, the impact on pre-tax income of this accounting change for the year was not material. Financial statements for the prior years have not been restated to reflect the adoption of SFAS 112.


11. Income Taxes
Effective January 4, 1993, the Company changed its method of accounting for income taxes as a result of the required adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires a change in accounting for income taxes to an asset and liability approach. The cumulative effect of this change in 1993 was a favorable impact of $1,301,000, or $.19 per share. The cumulative effect resulted primarily from the recognition of the remainder of Italian tax benefits which resulted from a prior year reorganization and adjustments for rate differences. This change impacted 1993 operating results by lowering Italian tax credits by approximately $0.6 million for the fiscal year (when compared to 1992), but did not affect the Company's cash flows. The adoption of SFAS 109 had no impact on pre-tax income for the fiscal year 1993. Financial statements for the prior years have not been restated to reflect the adoption of SFAS 109.

In accordance with SFAS 109, net deferred tax assets and liabilities related to different tax jurisdictions are not offset in the Company's balance sheet. The components as of January 2, 1994 and as of the date of adoption, January 4, 1993, of the consolidated net deferred tax assets and liabilities (including the tax impact of the adoption of SFAS 106 and SFAS 112) were as follows (in thousands):

                                                         Jan. 2,     Jan. 4,
                                                            1994        1993
Gross deferred tax assets:
Foreign tax credits                                     $  2,302    $  2,302



Tax credits due to Italian reorganization                    930       1,504
Warranty accruals                                          2,511       1,925
Relocation accrual for Crystal Tips                          163         836
Reserve for bad debts                                        646         625
Inventory accruals                                           850         473
Reserve for post-retirement medical costs                    632         631
Other                                                      1,861       1,271
                                                        --------    --------
Total gross deferred tax assets                            9,895       9,567
                                                        --------    --------
Gross deferred tax liabilities:
Properties and equipment                                  (2,396)     (2,407)
Inventory related items                                     (256)       (478)
Other                                                     (1,339)       (377)
                                                        --------    --------
Total gross deferred tax liabilities                      (3,991)     (3,262)
                                                        --------    --------
Valuation allowance                                       (2,591)     (2,769)
                                                        --------    --------
Net deferred tax asset                                  $  3,313    $  3,536
                                                        --------    --------
                                                        --------    --------

The components of the net deferred tax asset at January 2, 1994 and January 4, 1993 (the date of adoption) were as follows (in thousands):

                                                         Jan. 2,     Jan. 4,
                                                            1994        1993
Current portion of deferred tax asset                   $  3,748    $  3,904
Noncurrent portion of deferred tax asset                      --         702
Noncurrent portion of deferred tax liability                (435)     (1,070)
                                                        --------    --------
Net deferred tax asset                                  $  3,313    $  3,536
                                                        --------    --------
                                                        --------    --------

As of January 2, 1994, the Company had $2,302,000 of foreign tax credits which will expire in 1994. The Company has established a full valuation allowance against these tax assets, due to the improbability of using these credits within the carryforward period. The valuation allowance also includes $289,000 to partially offset the tax asset in Italy relating to a prior year reorganization of one of the Company's Italian subsidiaries. The Company established this reserve due to the limited carryforward life of net operating losses in Italy. The provision (benefit) for income taxes consisted of the following (in thousands):

For the Fiscal Years Ended                   Jan. 2,     Jan. 3,    Dec. 29,
                                                1994        1993        1991
United States-
    Current                                 $  4,209    $  1,606    $  2,277
    Deferred                                    (327)      1,772      (1,168)
                                            --------    --------    --------
                                               3,882       3,378       1,109
                                            --------    --------    --------
Foreign-
    Current                                    2,055         166       1,533
    Deferred                                      52         249         (32)
                                            --------    --------    --------
                                               2,107         415       1,501
                                            --------    --------    --------
Provision for income taxes                  $  5,989    $  3,793    $  2,610
                                            --------    --------    --------

The provision (benefit) for deferred income taxes included the following (in thousands):

For the Fiscal Years Ended                   Jan. 2,     Jan. 3,    Dec. 29,
                                                1994        1993        1991
Amortization of Italian
  reorganization benefits                   $    507    $     --    $     --
Depreciation                                      43         343        (248)
Relocation reserve                                --          --       1,330
Reserve for Glenco-Star disposition             (108)      2,894      (2,946)
Reserve for Halsey Taylor costs                   54         146        (295)
Reserve for swap loss                            143         197        (294)
Warranty reserve                                (553)       (284)        227
Inventory adjustments                           (619)        444         880
Water cooler LCCA reserve (See Note 16)           33         130         183
Reserve for relocation of Crystal Tips           673        (837)         --
Fixed asset disposals                             --      (1,118)         --
Valuation allowance reduction                   (157)         --          --
Other, net                                      (291)        106         (37)
                                            --------    --------    --------
Total                                       $   (275)   $  2,021    $ (1,200)
                                            --------    --------    --------
                                            --------    --------    --------

Income before income taxes from foreign operations was $3.4 million in 1993, $1.5 million in 1992, and $4.6 million in 1991. The differences between the Company's effective tax rate and the statutory federal income tax rate were as follows:

For the Fiscal Years Ended                   Jan. 2,     Jan. 3,    Dec. 29,
                                                1994        1993        1991
Statutory federal income tax rate              34.0%       34.0%       34.0%
Increase (decrease) in rate resulting
  from-
State and local income taxes,
  net of federal tax benefit                    3.1         3.5         8.7
Foreign tax effect                              7.0        (0.9)       (7.3)
Foreign withholding taxes                       0.2          --        21.8
Halsey Taylor goodwill write-off                 --          --       201.1
Other                                           0.5         0.6        20.5
                                            --------    --------    --------
                                               44.8%       37.2%      278.8%
                                            --------    --------    --------
                                            --------    --------    --------

In accordance with the Company's accounting policy, provision for U.S. income taxes has not been made on $14.2 million of undistributed earnings of foreign subsidiaries at January 2, 1994.


12. Stock Options and Deferred Compensation
The Company has a long-term executive incentive program which provides for granting key employees options to purchase the Company's common stock. Under the program, options are exercisable at a rate set by the Compensation Committee of the Board of Directors of the Company. To date, options have been exercisable in cumulative annual increments of 25 percent commencing one year after the date of grant. The option price per share is not less than the fair market value of one share on the date of the grant. An option may not be exercisable after more than ten years and one day from the date of the grant.

Information with respect to the plan is as follows:

                                                Option          Option Price
                                                Shares       Range Per Share
Outstanding at December 30, 1990               256,560        $7.75 - $12.88
    Granted                                    127,940                 $7.25
    Exercised                                       --                    --




    Forfeited                                   (7,650)       $7.25 - $12.88
                                              --------        --------------

Outstanding at December 29, 1991               376,850        $7.25 - $12.88
    Granted                                     89,000               $9.0625
    Exercised                                  (13,786)        $7.25 - $8.61
    Forfeited                                  (26,720)       $7.25 - $12.88
                                              --------        --------------

Outstanding at January 3, 1993                 425,344        $7.25 - $12.88
    Granted                                     77,250              $11.1875
    Exercised                                   (9,888)       $7.25 - $12.88
    Forfeited                                  (22,320)       $7.25 - $12.88
                                              --------        --------------

Outstanding at January 2, 1994                 470,386        $7.25 - $12.88

Exercisable at January 2, 1994                 257,186        $7.25 - $12.88

In 1989, the Company issued from treasury 34,625 shares of restricted common stock as additional compensation to the Chief Executive Officer. These shares vested three years from the date of grant at which point such shares became non-forfeitable. Costs relating to this benefit of (in thousands) $43 and $148 were recorded in fiscal years 1992 and 1991. The Company also issued from treasury 7,282, 9,660 and 11,835 shares of common stock in fiscal years 1993, 1992 and 1991, respectively, as annual Board of Directors' fees. Costs relating to these fees (in thousands) of $91, $102 and $103 were recorded in fiscal years 1993, 1992 and 1991, respectively.


13. Sale of Halsey Taylor and Glenco-Star Businesses
The results for the fiscal year 1991 included an after-tax loss of $1.0 million related to the sale of the assets of the Halsey Taylor business which was completed in July, 1991. The sale of the Halsey Taylor assets resulted in a pre-tax gain of $2.0 million but an after-tax loss of $1.0 million due to the write-off of $5.5 million of goodwill on its books having a tax basis of zero. Accordingly, selling and administrative expenses for the year-to-date period included a pre-tax gain of $2.0 million. Income taxes for the year-to-date period included $3.0 million of expense for this transaction.

In fiscal year 1991, the Company recorded a reserve of $7.8 million (which was included in selling and administrative expenses on the income statement), related to the decision to dispose of the assets of its Glenco-Star division ("Glenco-Star"), and reduced Glenco-Star's goodwill balance of $.2 million to its market value of $0. The Company completed the sale of Glenco-Star in the fourth quarter of 1992. Excess restructuring reserves for the Glenco-Star disposition were utilized to establish a relocation reserve for Crystal Tips (See Note 15).


14. Acquisition of Crystal Tips and Simag Businesses
The Company's Booth, Inc. subsidiary acquired on April 28, 1992, the assets of Crystal Tips, an ice machine manufacturer located in Spirit Lake, Iowa. The method of accounting used for the combination was the purchase method. The results of Crystal Tips are included in the income statements for the Company beginning after April 28, 1992. Crystal Tips was acquired for a total cost of $5.3 million. No shares of stock were or will be issued as a result of this acquisition. Goodwill of $.5 million which resulted from the Crystal Tips acquisition will be amortized for book purposes over 40 years using the straight-line method. No contingent payments, options or commitments were specified in the acquisition agreement of Crystal Tips.

The Company's Frimont, S.p.A. subsidiary acquired on January 8, 1993, the assets of Simag, an ice machine manufacturer located in Milan, Italy. The method of accounting used for the combination was the purchase method. The results of Simag are included in the income statement for the Company beginning after January 8, 1993. Simag was acquired for $5.5 million and no shares of stock were or will be issued as a result of this acquisition. Goodwill of $4.4 million resulting from the Simag acquisition will be amortized for book purposes over 40 years using the straight-line method. No contingent payments, options, or commitments were specified in the acquisition agreement of Simag.


15. Reserve for Relocation of Crystal Tips
In the fall of 1993, the Company closed the Spirit Lake, Iowa plant occupied by the Crystal Tips division of Booth, Inc. and began to consolidate its manufacturing with Booth, Inc. in facilities located in Dallas, Texas. As discussed in Note 13, the Company used excess restructuring reserves originally established for the planned disposition of Glenco-Star to provide for certain of these relocation costs. This relocation is expected to be completed in the first half of 1994.


16. Contingencies
Pursuant to the Lead Contamination Control Act of 1988 ("LCCA" or the "Act"), the United States Environmental Protection Agency (the "EPA") has published lists of water cooler models which may have water tanks with interior surface linings containing more than 0.2 percent lead or which are not "lead free" because a tin/lead solder was used to connect internal parts of the cooler. These lists include certain models of water coolers manufactured by Halsey Taylor, a former division of a Company subsidiary. The Act provides for the issuance of a remedial action order by the United States Consumer Product Safety Commission (the "CPSC") against the manufacturer of any cooler listed by the EPA as containing a tank having an interior surface lining with more than 0.2 percent lead.

On May 25, 1990, the CPSC accepted a Consent Order Agreement (the "Consent Agreement") between the CPSC staff and the Company's subsidiary under which the subsidiary agreed to conduct a replacement/refund program for any Halsey Taylor tank-style water coolers manufactured before April 1, 1979, which are water tested by the cooler owner and shown to contribute more than twenty parts per billion of lead to the water. The Consent Agreement resolves all claims that the CPSC might have under the Act for issuance of an order requiring the repair, replacement, or recall and refund of the purchase price of water coolers manufactured by the Halsey Taylor division before the date of the Consent Agreement.

The Company has made provisions to cover expenditures that it expects to result from the Act. The actual cost to the Company will depend upon, among other things, the number of cooler owners participating in the replacement/refund program. Although no assurance can be given, the Company believes, based upon its present expectations, that expenditures resulting from the Act will not have a material adverse effect on the Company's financial condition or its results of operations. While the Company sold the assets of its Halsey Taylor business in July, 1991, the purchaser of the Halsey Taylor business did not assume any liability for this contingency.

On March 26, 1993, Remcor Products Company filed a lawsuit against the Company's subsidiary, Scotsman Group, Inc., and Scotsman Group's subsidiary, Booth, Inc., in the United States District Court for the Northern District of Illinois. In its Complaint, Remcor alleged that certain ice/drink dispensers made and sold by Scotsman Group and Booth infringe a patent owned by Remcor relating to a cold plate system. The Complaint seeks an unspecified amount of compensatory damages, treble damages for willful infringement, prejudgment interest and attorneys' fees, and also a permanent injunction from further alleged acts of infringement.

During the course of discovery, Remcor has asserted that it has suffered damages attributable to the Company's alleged infringement of approximately $8.24 million during the period from 1989 through year-end 1993, exclusive of treble damages, prejudgment interest and attorneys' fees. This damages claim consists of claims for lost profits and a royalty on certain sales.

The Company has denied that any of its products infringe Remcor's patent and has asserted that the Remcor patent is invalid and unenforceable. The Company also has strongly disputed Remcor's contention that it is appropriate to apply a lost profits measure of damages in this case and contended that, even assuming infringement, validity and enforceability of the patent, the amount of compensatory damages for sales occurring through year-end 1993 would be a royalty of approximately $500,000.

The Company is vigorously defending this lawsuit. Sales of ice/drink dispensers accounted for less than 5 percent of the Company's consolidated net sales in 1993. Although no assurances can be given, after consultation with legal counsel, the Company does not believe that this lawsuit will have a material adverse effect upon the financial condition of the Company or its results of operations.


17. Geographic Information
The Company's geographic data, based on the locations of the Company's operations are as follows (in thousands):

For the Fiscal Years Ended                   Jan. 2,     Jan. 3,    Dec. 29,
                                                1994        1993        1991
Sales to unaffiliated customers-
  United States                            $ 119,127   $ 116,517   $ 110,595
  Europe                                      44,825      52,157      53,531
                                           ---------   ---------   ---------
    Total                                  $ 163,952   $ 168,674   $ 164,126
                                           ---------   ---------   ---------
                                           ---------   ---------   ---------
Operating profit-
  United States                            $  13,450   $  12,670   $     924
  Europe                                       4,156       2,190       5,788
                                           ---------   ---------   ---------
    Total                                  $  17,606   $  14,860   $   6,712
                                           ---------   ---------   ---------
                                           ---------   ---------   ---------
Identifiable assets-
  United States                            $  66,069   $  59,682   $  62,618
  Europe                                      37,104      36,421      50,190
                                           ---------   ---------   ---------
    Total                                  $ 103,173   $  96,103   $ 112,808
                                           ---------   ---------   ---------
                                           ---------   ---------   ---------

Export sales were not significant for all years presented.


18. Subsequent Event
As of January 11, 1994, the Company entered into definitive agreements providing for the acquisition by Scotsman of The Delfield Company ("Delfield") and Whitlenge Drink Equipment Limited ("Whitlenge") for approximately $30.3 million in a combination of cash and non-convertible preferred stock of Scotsman, 1.2 million shares of Scotsman common stock with a market value of approximately $17.0 million (using the 1993 fiscal year-end closing stock price) and $22.5 million of $0.62 cumulative convertible preferred stock of Scotsman. Through the acquisition of Delfield and Whitlenge, Scotsman would also assume their debt of up to $50 million. In addition, the current stockholders of the holding companies for Delfield and Whitlenge would be entitled to receive up to an additional 667,000 shares of Scotsman common stock if Delfield and Whitlenge meet a specified level of financial performance for their respective 1994 fiscal years. Completion of the proposed acquisition is subject to approval of the stock issuance by Scotsman's shareholders and certain other conditions and Scotsman will also be required to obtain additional financing to effect the acquisition. Delfield, headquartered in Mt. Pleasant, Michigan, manufactures and sells refrigerated foodservice equipment primarily in the United States. Whitlenge, located near Birmingham, England, manufactures and sells drink dispensing equipment, mostly in the United Kingdom. The two businesses combined had annual revenues in excess of $110 million in 1993. Subject to satisfaction of the conditions listed above, it is anticipated that the acquisition of the two companies will be completed early in the second quarter of 1994.

Report of Independent Public Accountants

To the Shareholders of Scotsman Industries, Inc.:

We have audited the accompanying consolidated balance sheet of Scotsman Industries, Inc. (a Delaware Corporation) and subsidiaries as of January 2, 1994 and January 3, 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 2, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scotsman Industries, Inc. and subsidiaries as of January 2, 1994 and January 3, 1993, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 10 and Note 11 to the consolidated financial statements, the Company changed its methods of accounting for post-retirement benefits other than pensions, post-employment expenses and income taxes effective January 4, 1993.


Arthur Andersen & Co.
Chicago, Illinois,
February 17, 1994

Scotsman Industries, Inc.
Selected Quarterly Financial Data
(Unaudited)
(Amounts in thousands, except per share data)


For The Three Months Ended             Jan. 2,     Oct. 3,     July 4,    April 4,     Jan. 3,    Sept. 27,    June 28,   March 29,
                                          1994        1993        1993        1993        1993         1992        1992        1992
Net sales                           $   32,123    $ 45,247    $ 48,686    $ 37,896    $ 32,206     $ 46,853    $ 51,481    $ 38,134
Cost of sales                           23,168      31,339      33,707      26,258      24,332       34,329      36,092      27,473
                                      --------    --------    --------    --------    --------     --------     -------    --------
Gross profit                             8,955      13,908      14,979      11,638       7,874       12,524      15,389      10,661
Selling and administrative expenses      7,569       8,285       8,118       7,902       6,900        8,012       9,326       7,350
                                      --------    --------    --------    --------    --------     --------     -------    --------
Income (loss) from operations            1,386       5,623       6,861       3,736         974        4,512       6,063       3,311
Interest expense, net                      907       1,069       1,156       1,103       1,019        1,139       1,231       1,286
                                      --------    --------    --------    --------    --------     --------     -------    --------
Income (loss) before income taxes          479       4,554       5,705       2,633         (45)       3,373       4,832       2,025
Income taxes                               270       1,971       2,563       1,185          52        1,207       1,813         721
                                      --------    --------    --------    --------    --------     --------     -------    --------
Income (loss) before cumulative
    effect of accounting changes    $      209    $  2,583    $  3,142    $  1,448    $    (97)    $  2,166    $  3,019    $  1,304
Cumulative effect of accounting
    changes (i)                             --          --          --          29          --           --          --          --
                                      --------    --------    --------    --------    --------     --------     -------    --------
Net income (loss)                   $      209    $  2,583    $  3,142    $  1,477    $    (97)    $  2,166    $  3,019    $  1,304
                                      --------    --------    --------    --------    --------     --------     -------    --------
                                      --------    --------    --------    --------    --------     --------     -------    --------

Income per share:
  Income (loss) before cumulative
    effect of accounting changes         $0.03       $0.37       $0.45       $0.21      $(0.01)       $0.30       $0.43       $0.18
  Cumulative effect of accounting
    changes                                 --          --          --          --          --           --          --          --
                                      --------    --------    --------    --------    --------     --------     -------    --------
  Net income (loss) per share (ii)       $0.03       $0.37       $0.45       $0.21      $(0.01)       $0.30       $0.43       $0.18
                                      --------    --------    --------    --------    --------     --------     -------    --------
                                      --------    --------    --------    --------    --------     --------     -------    --------

Weighted average common shares
  outstanding                        7,006,668   7,005,273   6,999,224   6,991,438    7,066,294   7,113,050   7,107,530   7,103,390


(i) Changes in accounting principles relating to post-retirement healthcare, post-employment expenses and income taxes were implemented in the first quarter of 1993. These accounting changes had a cumulative after-tax impact (in thousands) of $(1,029), $(243), and $1,301, respectively.

(ii) The net income per share calculation excluded the dilutive effect of stock options outstanding as the dilutive effect was immaterial.

Scotsman Industries, Inc.
Five Year Summary

(Amounts in thousands, except per share data)

For the Fiscal Years Ended              Jan. 2,     Jan. 3,    Dec. 29,    Dec. 30,    Dec. 31,
                                         1994        1993      1991 (3)     1990       1989 (4)
Net sales                              $163,952    $168,674    $164,126    $179,857    $174,383
Income before income taxes               13,371      10,185         936      12,320      13,747
Net income (loss)                         7,411       6,392      (1,674)      7,412       7,465
Net income (loss) per share (1)            1.06        0.90       (0.24)       1.05          --
Total assets (2)                        103,173      96,103     112,808     133,706     141,082
Long-term debt and capitalized
  lease obligations, excluding
  current portion (2)                    29,469      29,589      29,807      48,663      58,750
Cash dividends declared per
    common share                           0.10        0.10        0.10        0.10       0.075
                                       --------    --------    --------    --------    --------
                                       --------    --------    --------    --------    --------

(1) The calculation of net income per share for the fiscal years 1993, 1992, 1991 and 1990 was based on 7,000,651, 7,096,976, 7,098,968 and 7,086,825 weighted average shares of common stock, respectively. The net income per share calculation did not reflect the dilutive effect of stock options outstanding as the dilutive effect was immaterial. Net income per share has been provided only for full years subsequent to the Distribution as an amount for the Distribution year would not be meaningful.

(2)  At year end

(3) The results for the fiscal year ended December 29, 1991 included a $1.0 million after-tax loss recognized from the sale of the assets of the Halsey Taylor business in July, 1991 and a $5.0 million after-tax reserve established for the then planned disposition of the Glenco-Star division which took place in September of 1992. Net income on an unaudited pro forma basis for the fiscal year ended December 29, 1991 adjusted to exclude the losses of $6.0 million described above and the results of operations of Glenco-Star and Halsey Taylor would have been $5.6 million or $.79 per share. Pro forma results are based on assumptions and estimates and are not necessarily indicative of the results of the Company as they might have been had the transaction occurred as discussed above.

(4) The results for the fiscal year ended December 31, 1989 did not reflect a full year impact of the additional costs that occurred due to the Distribution from Household International in April of 1989. Restating fiscal year 1989 results to reflect the Distribution as if it took place as of the first day of the fiscal year would have resulted in unaudited pro forma net income of $6.1 million or $.86 per share. Pro forma results are based on assumptions and estimates and are not necessarily indicative of the results of operations of the Company as they might have been had the transaction occurred as discussed above.

Scotsman Industries, Inc.
Common Stock


Scotsman Industries, Inc. common stock is listed on the New York Stock Exchange. The common stock ticker symbol is SCT.

                                                                                       Dividends
1992                                                High                Low            Declared
1st Quarter                                        9 1/2              7 1/8              $0.025
2nd Quarter                                       10 5/8              8                  $0.025
3rd Quarter                                        9 5/8              8                  $0.025
4th Quarter                                        9 7/8              8 3/4              $0.025
                                                                                       --------
Total Dividends Declared                                                                 $0.100

Shares Outstanding at January 3, 1993                                                 6,991,084

Shareholders of Record at January 3, 1993                                                 5,825


                                                                                       Dividends
1993                                                High                Low            Declared
1st Quarter                                       11 3/4              9 1/8              $0.025
2nd Quarter                                       13 1/4             11                  $0.025
3rd Quarter                                       13 7/8             11 1/8              $0.025
4th Quarter                                       14 3/8             11 3/4              $0.025
                                                                                       --------
Total Dividends Declared                                                                 $0.100

Shares Outstanding at January 2, 1994                                                 7,008,254

Shareholders of Record at January 2, 1994                                                 5,564




                                      28