Form 10-K405, Exhibit 13
SCOTSMAN INDUSTRIES INC
filed 1995-03-29
CIK 846660

                                                                     EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

The Company generated cash from operating activities of $16.2 million in the fiscal year ended January 1, 1995 ("1994"), compared with $11.7 million in the prior year. Net income plus depreciation and amortization totaled $18.8 million in 1994, an increase of $7.7 million over the prior-year amount of $11.1 million. Changes in assets and liabilities utilized $2.7 million, due primarily to working capital changes.

The Company's balance sheet and statement of cash flows for the year ended January 1, 1995, were impacted substantially by the acquisitions in April 1994 of The Delfield Company ("Delfield") and Whitlenge Drink Equipment Limited ("Whitlenge"). As described further in the notes to the financial statements, Delfield and Whitlenge were acquired for approximately $69.3 million in a combination of cash, preferred stock and common stock. The cash outlay was offset by cash on the books of the acquired businesses at closing of approximately $3.9 million. The Company also had paid as of January 1, 1995, approximately $2.2 million in acquisition-related expenses.

The acquisition price of the acquired businesses included (a) $30.4 million in cash, (b) 1.2 million shares of common stock (with a market value, at the time of the acquisition, of approximately $16.5 million) and (c) 2.0 million shares of Series A $0.62 cumulative convertible preferred stock, with an aggregate liquidation preference of $22.5 million, which are convertible into 1,525,393 shares of common stock. The acquisition price also will include 667,000 shares of additional common stock to be issued in the first quarter of 1995 based on Delfield and Whitlenge having achieved a specified level of earnings before interest, income taxes, depreciation and amortization ("EBITDA") in fiscal year 1994. The Company also assumed $35 million of Delfield and Whitlenge debt as a
result of the acquisitions.   The preliminary amount of goodwill as a result of
these acquisitions before recognition of the additional 667,000 shares was $73.7 million.

Accounts receivable, excluding the effects of changes in exchange rates and the addition of approximately $13.0 million resulting from the acquisitions of Delfield and Whitlenge, increased by $7.8 million compared with year-end 1993 due to increased balances in the Company's European businesses reflecting strong fourth quarter sales growth and also the effects of volume increases in some of the domestic businesses. Inventories, excluding the effect of changes in exchange rates and the addition of approximately $18.3 million resulting
from the Delfield and Whitlenge acquisitions, increased $3.8 million.   This
increase in inventory levels reflects higher balances at Scotsman Ice Systems, which were partially attributable to production related to new product introductions, and Delfield (since its acquisition in April 1994), partially offset by a lower balance at an Italian unit. Trade accounts payable and other liabilities increased by $10.3 million, excluding the effects of changes in exchange rates and the addition of $18.9 million from the Delfield and Whitlenge acquisitions, primarily due to increases in trade accounts payable in all of the businesses, which was partially attributable to higher production levels, along with increases in reserves for customer allowances at Delfield (since its acquisition in April 1994) and reserves established for certain litigation matters.

Capital expenditures, including those financed through capital lease obligations, were $5.5 million, compared with $3.3 million in the prior year. Expenditures for the Company were made for productivity improvements, new product tooling, normal maintenance and replacement items, and capital requirements associated with the relocation of Crystal Tips and Booth, Inc. to a single facility in Dallas, Texas. Capital expenditures in 1995 may increase moderately from 1994 levels and are expected to be financed from internally-generated funds.

Cash and temporary cash investments of $9.8 million, primarily held in foreign subsidiaries, increased by $1.3 million. This increase was the result of cash generated from operating activities, which was offset by cash applied to the purchase of Delfield and Whitlenge and investments in properties and equipment. Short-term debt, net, excluding the effect of changes in exchange rates, decreased by $0.1 million, reflecting a reduction in Italian borrowings, largely offset by an increase in borrowings under a short-term domestic demand note.

Long-term debt outstanding at January 1, 1995, of $85.0 million increased from the prior year by $55.7 million. Of this amount, $52.0 million of indebtedness was outstanding as of January 1, 1995, under a $90.0 million credit agreement with a bank group. The Company also used a portion of this agreement to provide for letters of credit totaling $10.1 million as of January 1, 1995. Long-term debt at January 1, 1995, also included a private placement agreement and industrial revenue bonds. The interest rates attributable to the credit agreement and the industrial revenue bonds are floating, whereas the interest rate relating to the private placement agreement is fixed. The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating-rate long-term debt. The Company's long-term debt is maintained under agreements which require compliance with specified financial ratios. As of January 1, 1995, the Company was in compliance with all debt covenants.


Total debt, including capital leases, of $88.2 million, compared with year-end shareholders' equity of $86.5 million, resulted in a debt-to-capital ratio of 50 percent, compared with 49 percent at the end of the prior year. This ratio reflects both the debt and equity increases attributable to the acquisitions of Delfield and Whitlenge. While the debt-to-capital ratio is slightly higher than the ratio at the end of fiscal 1993, it reflects a substantial decrease from the ratio of 55 percent at June 1994, the end of the quarter in which Delfield and Whitlenge were acquired.


Scotsman initiated a quarterly dividend of 2 1/2 cents per share in its first quarter as a public company, which it has maintained. However, the decision to pay dividends, and the amount of such dividends, is determined by the Scotsman Board of Directors from time to time, and may change as conditions warrant.

The Company believes that its available cash resources and cash flows are adequate to finance its future internal growth.

RESULTS OF OPERATIONS

YEAR ENDED JANUARY 1, 1995 ("1994"), COMPARED WITH YEAR ENDED JANUARY 2, 1994 ("1993")

Worldwide sales for 1994 were $266.6 million, compared with $164.0 million in the prior year, which represents an increase of 63 percent. Delfield and Whitlenge contributed approximately $93 million to the Company's sales since their acquisition in April 1994.

Current year sales of ice machines increased 7 percent from the prior year and excluding the effects of foreign currency changes were up 8 percent. Domestic ice machine sales increased 6 percent due to the continuing strong economy and the resulting increased market demand. Sales of the Company's Crystal Tips brand ice machines were essentially level with the prior year, impacting the overall domestic growth rate. Start-up production issues associated with the December 1993 relocation of the Crystal Tips business and several 1994 distribution changes, as well as a prior-year build up of inventory in the distribution system in anticipation of the move, negatively impacted 1994 Crystal Tips sales.

Ice machine sales from the Company's European operations increased 10 percent in 1994 in local currency, 7 percent in dollars, compared with the prior year. Sales from these operations increased 4 percent in local currency in the first six months of 1994 compared with the similar period of the prior year, while sales in the second half of 1994 were up 19 percent in local currency from the prior-year period, reflecting the beginning of economic recovery after approximately four years of recession in the Western European markets.

Markets for the Company's ice machines in Europe are expected to continue to improve through 1995.

Sales of the Company's Tecnomac brand refrigeration equipment for bakeries increased 19 percent in local currency in 1994, 15 percent in dollars, versus the prior year as the markets for those products, primarily in Italy, began to rebound from the extended European recession.

The Company's 1994 worldwide drink dispensing sales increased 94 percent versus the prior year, due to the inclusion of Whitlenge sales for the eight months since its acquisition. Whitlenge, on a 1994 full-year basis, realized increased sales of 5 percent in U.S. dollars, 2 percent in local currency, compared with the prior year. Sales of Booth soft drink dispensers declined 3 percent from 1993 levels.

Delfield's sales of food preparation, storage and related equipment contributed over $76 million to the Company's sales since its acquisition. For the full year 1994 on a pro forma basis, Delfield's sales were up 16 percent over 1993, reflecting broad-based demand increases through the dealer network and with national accounts.

The Company's 1994 sales on a pro forma basis, as if Delfield and Whitlenge had been acquired as of the beginning of the year, were $304.1 million.

Gross profit increased significantly in dollars but declined as a percent of sales, to 28.5 percent in 1994 from 30.2 percent in 1993, as a result of the acquisitions of Delfield and Whitlenge. The historically lower gross profit margins of those businesses, compared with the average of the other operations, caused a reduction in the overall ratio of the consolidated businesses. Gross profit margins of Booth/Crystal Tips declined in 1994 due to the higher costs associated with the relocation and consolidation of those businesses. The impact of those higher costs on the Company's overall margin was offset by the positive effect of productivity improvements at other operations, primarily at Scotsman Ice Systems, the largest of the Company's domestic ice machine businesses.

Selling and administrative expenses for the year were up substantially, again due in large measure to the acquisitions. Increased investment in research and development resources and the costs associated with certain litigation matters also contributed to the higher selling and administrative costs. As a percentage of sales, however, selling and administrative costs declined, to
18.0 percent from 19.4 percent in the prior year, due to the historically lower ratios at the acquired businesses.

Income from operations increased $10.6 million, or 60 percent, from the prior year as a result of the above mentioned factors. Income from operations increased for all of the businesses except Booth/Crystal Tips which incurred an operating loss for the year due to consolidation costs and start-up inefficiencies. Productivity improvements are expected in

1995 which should have a positive effect on the operating results of that business. The inclusion of the operating results of Delfield and Whitlenge for the full year 1995 should have a significant favorable impact on income from operations as well.

Interest expense, net, increased $1.2 million as a result of higher debt levels associated with the acquisitions. An unfavorable interest rate swap agreement established in 1989, which also contributed to 1994 interest expense, expired in April 1994.

Income tax expense of $10.0 million reflects an effective tax rate of 43.9 percent, down from 44.8 percent in the prior year. This rate is influenced by the proportion of highly-taxed Italian income and the non-tax deductible goodwill amortization arising from the acquisitions.

Net income of $12.8 million was reported for 1994, compared with $7.4 million in 1993, an increase of 73 percent. Net income per share increased by 27 percent, from $1.06 in 1993 to $1.35 in 1994 on a fully-diluted basis, including the effect of convertible preferred shares and 667,000 contingent shares to be issued in the first quarter of 1995.

Pro forma net income and fully-diluted net income per share, as if the acquisitions had been consummated at the beginning of the year, were $13.5 million and $1.28, respectively.

YEAR ENDED JANUARY 2, 1994 ("1993"), COMPARED WITH YEAR ENDED
JANUARY 3, 1993 ("1992")

Net income of $7.4 million was reported for 1993, compared with $6.4 million for 1992, which represented an increase of 16 percent. 1993 net income included a net favorable amount of $29,000 from the cumulative effect of accounting changes adopted in the first quarter of the year. 1993 results were achieved on sales of $164.0 million compared with $168.7 million in the prior year. 1992 sales included $10.2 million from the Glenco-Star business which was divested in September 1992. 1993 sales were up 3 percent compared with sales from the 1992 operations excluding Glenco-Star. The comparison to prior year was also impacted by approximately $12 million due to the translation effect of a weakening Italian lira during 1993.

Sales from ongoing U.S. businesses were $119.1 million, up 12 percent from the previous year. Domestic ice machine sales increased 15 percent as the result of an improved domestic market, the January 1993 addition of the Howe flaker product line and the full-year effect of sales of the products of Crystal Tips, a U.S.-based ice machine business acquired in April 1992. Sales of Booth soft drink dispensers were essentially the same as the prior year.

Sales from the Company's European operations increased 10 percent in local currency in 1993 compared with the prior year. This increase was due to the sales of the products of

Simag, an Italian ice machine business acquired in January 1993.
European operations' sales, excluding the products of Simag, were essentially flat with the prior year. Increased sales to the Far East and the Middle East offset declines in sales to Western European countries where the markets continued to suffer from a major recession. Due to the devaluation of the Italian lira relative to the U.S. dollar during 1993, sales from European operations, when translated into U.S. dollars, declined 14 percent.

Gross profit increased $3.0 million representing 30.2 percent of sales in 1993 compared with 27.5 percent in 1992. This improvement was due in part to productivity improvements and warranty expense reductions, primarily in the U.S. commercial ice machine business. Cost reductions in the European operations, reflecting the partial-year benefits of a significant work force reduction early in the year at Frimont, the Company's larger Italian operation, and the incremental margin derived from the addition of the Simag business also contributed to the improvement in gross profit margin.

Selling and administrative expenses for 1993 were up $0.3 million, or 1 percent, from the prior year. A 10 percent increase in research and development expenditures was incurred in 1993, reflecting resources applied to conversion of products to incorporate non-ozone depleting refrigerants as well as new product development efforts. Increased legal costs were recorded related to a certain matter in litigation. A full year of Crystal Tips'
expenses also added to the 1993 totals compared with the prior year.   These
increases were offset by the elimination of Glenco-Star expenses incurred in 1992 prior to its divestiture and by the translation of Italian operations' expenses at stronger U.S.-dollar exchange rates.

Income from operations increased $2.7 million, or 18 percent, as a result of the above mentioned factors. As a percent of sales, income from operations improved to 10.7 percent, a 1.9 point increase over the prior year.

Interest expense, net, declined $0.4 million due primarily to lower interest rates. Income tax expense of $6.0 million reflected an effective tax rate of
44.8 percent, up from a rate of 37.2 percent in the prior year which included a tax benefit of $0.6 million arising from a prior reorganization within the European operations. In 1993 all remaining tax benefits relating to this reorganization were reflected in the net deferred tax asset resulting from the first quarter 1993 adoption of SFAS No. 109, "Accounting for Income Taxes."

Scotsman Industries, Inc.
Consolidated Statement of Income

(Amounts in thousands, except per-share data)

For the Fiscal Years Ended                                       Jan. 1,     Jan. 2,     Jan. 3,
                                                                    1995        1994        1993
Net sales                                                       $266,632    $163,952    $168,674

Cost of sales                                                    190,518     114,472     122,226
                                                                --------    --------    --------
Gross profit                                                      76,114      49,480      46,448

Selling and administrative expenses                               47,900      31,874      31,588
                                                                --------    --------    --------
Income from operations                                            28,214      17,606      14,860

Interest expense, net                                              5,416       4,235       4,675
                                                                --------    --------    --------
Income before income taxes                                        22,798      13,371      10,185

Income taxes                                                      10,013       5,989       3,793
                                                                --------    --------    --------
Net income before cumulative effect of accounting changes         12,785       7,382       6,392

Cumulative effect of accounting changes                               --          29          --
                                                                --------    --------    --------
Net income                                                      $ 12,785    $  7,411    $  6,392

Preferred stock dividends                                            885          --          --
                                                                --------    --------    --------
Net income available to common shareholders                     $ 11,900    $  7,411    $  6,392
                                                                ========    ========    ========
Net income per share before cumulative effect
  of accounting changes:
  Primary                                                       $   1.49    $   1.06    $   0.90
                                                                --------    --------    --------
  Fully diluted                                                 $   1.35    $   1.06    $   0.90
                                                                --------    --------    --------

Net income per share:
  Primary                                                       $   1.49    $   1.06    $   0.90
                                                                --------    --------    --------
  Fully diluted                                                 $   1.35    $   1.06    $   0.90
                                                                --------    --------    --------

The accompanying notes to consolidated financial statements are an integral part of this statement.

Scotsman Industries, Inc.
Consolidated Balance Sheet

(Amounts in thousands)

                                                                             Jan. 1,     Jan. 2,
                                                                                1995        1994
Assets
Current Assets:
    Cash and temporary cash investments                                     $  9,770    $  8,462
    Trade accounts and notes receivable, net of allowances
      of $2,296 in 1994 and $1,548 in 1993                                    50,102      28,578
    Inventories                                                               48,613      25,693
    Deferred income taxes                                                      4,642       3,748
    Other current assets                                                       3,255       1,701
                                                                            --------    --------
        Total current assets                                                 116,382      68,182
Properties and equipment, net                                                 40,657      19,867
Cost of investments in acquired businesses in excess of
    net assets at acquisition, net                                            84,038      11,320
Other noncurrent assets                                                        3,714       3,804
                                                                            --------    --------
       Total assets                                                         $244,791    $103,173
                                                                            ========    ========



Liabilities and Shareholders' Equity
Current Liabilities:
  Short-term debt and current maturities of capitalized
    lease obligations and long-term debt                                    $  3,030    $  2,707
  Trade accounts payable                                                      24,290      11,743
  Accrued income taxes                                                         4,173       2,087
  Deferred income taxes                                                          288          --
  Accrued expenses                                                            30,036      15,327
                                                                            --------    --------
    Total current liabilities                                                 61,817      31,864

Capitalized lease obligations                                                    261         219
Long-term debt                                                                84,900      29,250
Deferred income taxes                                                          2,917         435
Other noncurrent liabilities                                                   8,433       7,411
                                                                            --------    --------
    Total liabilities                                                        158,328      69,179


Shareholders' Equity:
  Common stock, $.10 par value, authorized 50,000,000 shares;
    issued 8,462,197 shares and 7,210,549 shares, respectively                   846         721
  Preferred stock, $1.00 par value, authorized 10,000,000 shares;
    issued 1,999,992 shares and 0 shares, respectively                         2,000          --
  Additional paid in capital                                                  58,085      20,557
  Retained earnings                                                           31,959      20,855
  Deferred compensation and unrecognized pension cost                            (53)        (54)
  Foreign currency translation adjustments                                    (5,031)     (6,741)
  Less: Common stock held in treasury;
    194,259 and 202,295 shares, respectively                                  (1,343)     (1,344)
                                                                            --------    --------
    Total shareholders' equity                                                86,463      33,994
                                                                            --------    --------
    Total liabilities and shareholders' equity                              $244,791    $103,173
                                                                            ========    ========

The accompanying notes to consolidated financial statements are an integral part of this statement.

Scotsman Industries, Inc.
Consolidated Statement of Cash Flows

(Amounts in thousands)

For the Fiscal Years Ended                                      Jan. 1,     Jan. 2,     Jan. 3,
                                                                   1995        1994        1993
Cash flows from operating activities:
  Net income                                                    $ 12,785    $  7,411    $  6,392
  Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation and amortization                                  6,019       3,674       3,562
    Loss (gain) on property dispositions                              45         (52)        201

  Change in assets and liabilities:
    Trade accounts receivable                                     (7,779)       (677)       (285)
    Inventories                                                   (3,815)      1,018       3,293
    Trade accounts payable and other liabilities                  10,290       2,248      (2,491)
    Other, net                                                    (1,369)     (1,962)        611
                                                                --------    --------    --------
      Net cash provided by operating activities                   16,176      11,660      11,283
Cash flows from investing activities:
  Investment in properties and equipment                          (5,434)     (3,264)     (2,012)
  Proceeds from dispositions of properties and equipment              34          67          32
  Acquisition of Delfield and Whitlenge                          (28,689)         --          --
  Proceeds received from disposal of Glenco-Star                      --          --       2,856
  Acquisition of Crystal Tips                                         --          --      (5,341)
  Acquisition of Simag                                                --      (5,506)         --
                                                                --------    --------    --------
      Net cash used in investing activities                      (34,089)     (8,703)     (4,465)
Cash flows from financing and capital activities:
  Short-term debt, net                                               (74)      1,662      (4,729)
  Issuance of long-term debt                                      63,000          --          --
  Principal payments under long-term debt
   and capitalized leases                                        (42,831)       (115)       (245)
  Purchase of Scotsman Industries, Inc. common stock                  --         (38)     (1,299)
  Dividends paid to shareholders                                  (1,339)       (700)       (710)
                                                                --------    --------    --------
      Net cash provided by (used in) financing
        and capital activities                                    18,756         809      (6,983)
Effect of exchange rate changes on cash and
  temporary cash investments                                         465        (506)       (777)
                                                                --------    --------    --------

Net increase (decrease) in cash and temporary cash investments     1,308       3,260        (942)
Cash and temporary cash investments at beginning of year           8,462       5,202       6,144
                                                               ---------    --------    --------
Cash and temporary cash investments at end of year             $   9,770     $ 8,462    $  5,202
                                                               =========    ========    ========
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest                                                   $   4,566    $  4,356    $  4,944
                                                                ========    ========    ========
    Income taxes                                               $  10,685    $  5,048    $  3,142
                                                                ========    ========    ========

Supplemental schedule of noncash investing and financing
 activities:
  Investment in properties and equipment through
  issuance of capitalized lease obligations                    $     (56)   $     --    $     (7)
                                                                ========    ========    ========
  Issuance of stock for acquisition of Delfield and Whitlenge  $ (39,000)   $     --    $     --
                                                                --------    --------    --------


The accompanying notes to consolidated financial statements are an integral part of this statement.

Scotsman Industries, Inc.
Consolidated Statement of Shareholders' Equity

(Amounts in thousands, except number of shares)

                                                                                                  Foreign
                               Treasury     Common   Preferred   Additional                        Currency
                                 Stock      Stock      Stock     Paid in   Retained             Translation    Treasury
                                Number     Par Value  Par Value   Capital  Earnings   Other (a)  Adjustments      Stock      Total
                                -----      --------   --------  --------   -------    --------    ----------    -------    --------
Balance at December 29, 1991    83,485       $ 719   $   --     $ 20,167    $ 8,460     $  (76)   $ 1,940     $    (9)   $ 31,201

  Net income                        --          --       --           --      6,392         --         --          --       6,392
  Foreign currency translation
    adjustments                     --          --       --           --         --         --     (5,693)         --      (5,693)
  Issuance of deferred
    compensation                (9,660)         --       --          101         --       (103)        --           2          --
  Amortization of deferred
    compensation                    --          --       --           --         --        145         --          --         145
  Dividends declared to common
    shareholders                    --          --       --           --       (708)        --         --          --        (708)
  Stock options exercised           --           1       --          107         --         --         --          --         108
  Purchase of Scotsman
    Industries, Inc. common
    stock for treasury         135,752          --       --           --         --         --         --      (1,299)     (1,299)
                               -------       -----   ------     --------   --------      ------    ------     -------    ---------
Balance at January 3, 1993     209,577       $ 720   $   --     $ 20,375    $14,144     $  (34)   $(3,753)    $(1,306)   $ 30,146
                               -------       -----   ------     --------   --------     ------    -------     -------    ---------
  Net income                        --          --       --           --      7,411         --         --          --       7,411
  Foreign currency translation
    adjustments                     --          --       --           --         --         --     (2,988)         --      (2,988)
  Issuance of deferred
    compensation                (7,282)         --       --           85         --        (85)        --          --          --
  Amortization of deferred
    compensation                    --          --       --           --         --         91         --          --          91
  Dividends declared to common
    shareholders                    --          --       --           --       (700)        --         --          --        (700)
  Additional costs relating to
    prior-year purchase of
    Scotsman Industries, Inc.
    common stock for treasury       --          --       --           --         --         --         --         (38)        (38)
  Stock options exercised           --           1       --           97         --         --         --          --          98
  Unrecognized pension cost         --          --       --           --         --        (26)        --          --         (26)
                               -------       -----   ------     --------    -------     ------    -------     -------    --------
Balance at January 2, 1994     202,295       $ 721       --     $ 20,557    $20,855     $  (54)   $(6,741)    $(1,344)   $ 33,994
                               =======       =====   ======     ========    =======     ======    =======     =======    ========

  Net income                        --          --       --           --     12,785         --         --          --      12,785
  Foreign currency translation
    adjustments                     --          --       --           --         --         --      1,710          --       1,710
  Issuance of deferred
    compensation                (8,038)         --       --          118         --       (119)        --           1          --
  Amortization of deferred
    compensation                    --          --       --           --         --         99         --          --          99
  Dividends declared to common
    shareholders                    --          --       --           --       (796)        --         --          --        (796)
  Dividends declared to
    preferred shareholders          --          --       --           --       (885)        --         --          --        (885)
  Issuance of common and
    preferred stock relating to
    acquisition of Delfield         --         120    2,000       36,880         --         --         --          --      39,000
    and Whitlenge
  Stock options exercised           --           5       --          530         --         --         --          --         535
  Unrecognized pension cost         --          --       --           --         --         21         --          --          21
  Other                              2          --       --           --         --         --         --          --          --
                               -------       -----   ------     --------    --------     ------    -------     ------    --------
Balance at January 1, 1995     194,259       $ 846   $2,000     $ 58,085    $ 31,959    $  (53)   $(5,031)    $(1,343)   $ 86,463
                               =======       =====   ======     ========    ========    ======    =======     =======    ========

(a) Other shareholder's equity includes deferred compensation and unrecognized pension cost.


The accompanying notes to consolidated financial statements are an integral part of this statement.

SCOTSMAN INDUSTRIES, INC.
DESCRIPTION OF BUSINESS

The Company is engaged in the manufacture and marketing of refrigeration products primarily for the foodservice industry, including ice machines, food preparation and storage equipment, and drink dispensing equipment.

Scotsman's commercial ice machine business accounted for 57 percent, 83 percent and 76 percent of sales in fiscal years 1994, 1993 and 1992, respectively. Scotsman ice machines are sold both through a system of distributors and directly by Scotsman to national customers and governmental and military buyers. Scotsman also manufactures and markets a line of consumer ice machines primarily for the luxury home market.

Scotsman manufactures and markets drink dispensing equipment in Europe through its United Kingdom subsidiary, Whitlenge, which was acquired in April 1994. Whitlenge's products are sold to soft drink bottlers and breweries. Domestically, Scotsman also manufactures, through its Booth, Inc. subsidiary, soft drink dispensing equipment which is sold primarily in the United States to soft drink bottlers. Drink dispensing equipment accounted for 12 percent, 10 percent and 10 percent of sales in fiscal years 1994, 1993 and 1992, respectively.

Scotsman manufactures and markets a line of food preparation and storage equipment through its Delfield subsidiary which was acquired in April 1994. Delfield's products are sold primarily to U.S. commercial foodservice establishments. Scotsman also manufactures and markets a line of bakery equipment and commercial refrigerators and freezers through its European businesses. Scotsman formerly manufactured and marketed a line of commercial refrigerators and freezers through its Glenco-Star division, which was sold in September 1992. Food preparation and storage equipment accounted for 28 percent, 4 percent and 11 percent of Scotsman's business in fiscal years 1994, 1993 and 1992, respectively.

Scotsman also manufactures and markets a line of niche products primarily through its Delfield subsidiary which includes air ventilating equipment and contract manufactured point of purchase merchandisers. Scotsman also manufactures and markets water coolers through its European businesses.


Geographic information for Scotsman can be found in Note 19 in Notes to Consolidated Financial Statements.

SCOTSMAN INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Effective April 14, 1989, Scotsman Industries, Inc. ("Scotsman" or "the Company") was spun-off from Household International, Inc. ("Household") through the issuance of one share of Scotsman common stock for every five shares of Household common stock then outstanding to Household shareholders. Scotsman became a publicly traded company listed on the New York Stock Exchange and its operations ceased to be owned by Household.

       Basis of Consolidation

       The consolidated financial statements include the accounts of Scotsman Industries, Inc. and its consolidated subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

       Certain amounts in the consolidated financial statements for previous years have been reclassified to conform to the presentation used for fiscal year 1994.

       Fiscal Year

       The Company reports on a 52-53 week fiscal year ending on the Sunday nearest to December 31. Fiscal years 1994 and 1993 had 52 weeks; fiscal year 1992 had 53 weeks.

       Cash Management

       Scotsman uses a centralized cash management system to provide financing for the majority of its domestic operations.

       Temporary cash investments, primarily Eurodollar deposits with maturities of ninety days or less, are carried at cost, which approximates market. Interest income (in thousands) included in interest expense, net was $277, $125 and $136 for fiscal years 1994, 1993 and 1992, respectively.

       Trade Accounts and Notes Receivable

       Trade accounts and notes receivable at January 1, 1995, and January 2, 1994, included notes of $7.9 million and $6.5 million, respectively.

       Inventories

       Inventories are stated at the lower of cost or market and include the appropriate elements of material, labor and manufacturing overhead expenses. Cost is determined using the last-in, first-out ("LIFO") method for a portion of domestic inventories and the first-in, first-out ("FIFO") method for the balance of domestic and all foreign inventories.

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

       Cost of Businesses Acquired

       Cost of investments in excess of net assets of businesses acquired after October 1970 is being amortized using the straight-line method over 40 years. The related amortization expense was $1.5 million, $0.3 million and $0.2 million for the fiscal years 1994, 1993 and 1992, respectively. At January 1, 1995, and January 2, 1994, accumulated amortization was $3.0 million and $1.5 million, respectively. After an acquisition, the Company continually reviews whether subsequent events and circumstances have occurred that indicate that the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. If events and circumstances indicate that goodwill related to a particular business should be reviewed for possible impairment, the Company uses projections to assess whether future operating income of the business on a non-discounted basis is likely to exceed the goodwill amortization over the remaining life of the goodwill, to determine whether a writedown of goodwill to recoverable value (as determined by the same projections) is appropriate.

       Financial Instruments

       The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company's participation in derivatives is limited primarily to interest rate swap agreements and forward exchange contracts. The Company enters into interest rate swap agreements to reduce the impact of changes in interest rates on its floating-rate long-term debt. The difference between the fixed and floating rates, which is to be paid or received, is accrued as interest rates change and is recognized over the life of the swap agreements. The Company also entered into a forward exchange contract to provide for the intercompany note receivable that it has with its United Kingdom subsidiary. The difference between the spot rate on the date of issuance and the forward rate for this contract is being amortized over the life of the contract. The cash impacts of these instruments are included with the cash flows of the items to which they relate in the Consolidated Statement of Cash Flows.

       Interest Expense

       Interest expense included in the consolidated statement of income is related to private placement debt, debt covered under a credit agreement, Industrial Development Revenue Bonds, capitalized lease obligations, and borrowings on domestic lines of credit and foreign lines of credit.

       Research and Development Costs

       Research and development costs related to both present and future products are expensed currently. Research and development expenditures for fiscal years 1994, 1993 and 1992 were $5.1 million, $3.9 million and $3.5 million, respectively.

       Foreign Currency Translation

       The Company has foreign subsidiaries located in Italy and the United Kingdom. Foreign subsidiary income and expenses are translated into United States dollars at the average rates of exchange prevailing during the year. The assets and liabilities are translated into U.S. dollars at the rates of exchange on the balance sheet date, and the related translation adjustments are accumulated as a separate component of shareholders' equity. As the Company intends to maintain its investments in these subsidiaries indefinitely, ultimate realization of these translation adjustments is highly uncertain. Foreign currency transaction gains and losses are minimal and are recorded in income as they occur.

       Income Taxes

       Federal and state income taxes are not provided on undistributed earnings of foreign subsidiaries that have been or are intended to be reinvested indefinitely.

       Earnings Per Share

       Primary earnings per share are computed based on income   after
       preferred stock dividends. The number of shares includes common stock and common stock equivalents.

       The calculation of fully-diluted net income per share is   based on net
       income before preferred stock dividends.  The  number of shares includes
       common stock and common stock   equivalents, assumes conversion of the
       convertible preferred stock from the date of issue and also includes the dilutive impact, as if issuance had occurred on the acquisition date of Delfield and Whitlenge, of contingent shares that were issued subsequent to January 1, 1995.

2.  CUMULATIVE EFFECT OF ACCOUNTING CHANGES

       In the first quarter of 1993 the Company implemented changes in accounting principles for post-retirement health care benefits, post-employment expenses and income taxes. The cumulative effect of these accounting changes was as follows:

            Unfavorable cumulative effect of accounting change due to post-retirement health care benefits (in thousands) of $(1,660) pre-tax and $(1,029) after-tax. (See Note 11 of Notes to Consolidated Financial Statements.)

            Unfavorable cumulative effect of accounting change due to other post-employment benefits (in thousands) of $(508) pre-tax and $(243) after-tax. (See Note 11 of Notes to Consolidated Financial Statements.)

            Favorable cumulative effect of accounting change relating to income taxes (in thousands) of $1,301. (See Note 12 of Notes to Consolidated Financial Statements.)

3.     INVENTORIES

       Inventories consisted of the following (in thousands):


                                                                  Jan. 1, 1995                  Jan. 2, 1994
                     Finished goods                                  19,450                        $14,755

                     Work-in-process                                  9,805                          2,232

                     Raw materials                                   19,358                          8,706
                                                                    -------                        -------
                     Total inventories                              $48,613                        $25,693
                                                                    =======                        =======

       Approximately $10.7 million and $7.2 million of total Company inventories were valued on the LIFO method in fiscal 1994 and 1993, respectively. In 1994 there were no reductions in levels of inventory valued on LIFO which reduced cost of sales. If inventories valued on the LIFO method had been valued using the FIFO method, they would have been $3.8 million and $3.7 million higher at January 1, 1995, and January 2, 1994, respectively.

4.     PROPERTIES AND EQUIPMENT

       Properties and equipment consisted of assets owned and leased under capital lease arrangements as follows (in thousands):

                                      Jan. 1, 1995      Jan. 2, 1994
                                      ------------      ------------
       Owned:
        Land                            $  1,669        $   1,354
        Buildings and leasehold
          improvements                    28,402           15,728
        Machinery, fixtures and
          equipment                       41,014           25,525
        Accumulated depreciation
          and amortization               (31,030)         (23,087)
                                        --------         --------
        Owned, net                        40,055           19,520
                                        --------         --------

     Leased:
        Machinery, fixtures and            1,388              852
          equipment
        Accumulated depreciation
          and amortization                  (786)            (505)
                                        --------         --------
        Leased, net                          602              347
                                        --------         --------

     Properties and equipment,
       net                              $ 40,657        $  19,867
                                        ========        =========


5.     SHORT-TERM DEBT

       Short-term debt (in thousands) at January 1, 1995, and January 2, 1994, was $2,780 and $2,594, respectively, and principally related to amounts owed under lines of credit. The weighted average interest rate based on short-term debt outstanding as of January 1, 1995, and January 2, 1994, was 6.7 percent and 7.9 percent, respectively. Average borrowings (in thousands) and the related weighted average interest rates were as follows:

                                           1994      1993
                                           ----      ----
       Bank and other borrowings           $3,404    $6,905
       Weighted average interest rate         8.0%     10.9%


       The maximum aggregate short-term debt outstanding (in thousands) at the end of any month during fiscal years 1994 and 1993 was $3,472 and $10,601, respectively.

6.     LINES OF CREDIT

       The Company maintains various credit agreements. At January 1, 1995, these agreements (in thousands) included foreign and domestic lines of credit of $15,256 and $5,000, respectively. Lines of credit are reviewed annually, with amounts borrowed under lines of credit included in short-term debt.

       At January 1, 1995, foreign and domestic lines of credit not in use were (in thousands) $13,976 and $3,500, respectively. Borrowings under these agreements are available at the prime rate or other prevailing market rates. There are no fees or compensating balance requirements on the lines of credit.

7.     ACCRUED EXPENSES

       Accrued expenses consisted of the following (in thousands):


                                         Jan. 1, 1995  Jan. 2, 1994
                                         ------------  -------------
      Payroll and employee benefits        $ 6,498       $ 2,843
      Reserve for relocation of
        Crystal Tips                             -           890
      Casualty insurance                       890           794
      Current portion of product
        warranties                           5,918         4,400
      Reserve for customer allowances        3,366            69
      Reserve for Delfield & Whitlenge       2,258            --
      Other current liabilities             11,106         6,331
                                           -------       -------
      Total accrued expenses               $30,036       $15,327
                                           =======       =======

8.     LONG-TERM DEBT

       Long-term debt consisted of the following (in thousands):

                                      Jan.  1,         Jan. 2,
                                        1995            1994
                                    ------------    ------------
    Credit agreement
    with floating interest rate;
         due 1998-2000                 $52,000        $      --
    11.43% Private Placement
     Agreement; due 1997-1998           20,000           20,000
    Allendale County Industrial
      Revenue Bonds with floating
      interest rate;  due 2001           9,250            9,250
    Town of Covington
       Industrial Revenue Bonds
      with floating interest rate;
      due 2002 - 2006                    3,150               --
    Isabella County
      Industrial Revenue Bonds;
      with floating interest rate;
      due 1995 - 2003                      550               --
                                       -------        ---------
      Total                            $84,950        $  29,250
      Current portion                       50               --
                                       -------        ---------
      Long-term portion                $84,900        $  29,250
                                       =======        =========

       In April 1994 a new $90 million reducing revolving credit agreement ("New Credit Agreement") was established to provide the financing for the cash consideration paid in connection with the acquisitions of Delfield and Whitlenge, the refinancing of the majority of approximately $35 million in existing indebtedness of Delfield and Whitlenge, replacement of letters of credit of approximately $10.1 million, working capital for the Company and its subsidiaries following the acquisition, and transaction costs associated with the acquisition. Under the terms of the New Credit Agreement, the revolving credit facility will reduce by $7 million at the end of years one and two, $12 million at the end of year three and $5 million at the end of each of years four and five, with the remaining balance due at the end of year six. As of January 1, 1995, the Company had approximately $27.9 million of unused credit available under this agreement. This reducing revolving credit agreement replaced a $25.0 million credit agreement which was created in November 1992.

       Borrowings under the New Credit Agreement will bear interest at a floating rate based upon, at the Company's option, (a) the higher of the agent bank's corporate base rate or the federal funds rate plus 0.5 percent per annum, or (b) the rate offered by the agent bank for deposits in the relevant Eurocurrency, plus an applicable margin. The applicable margin will vary between 0.75 percent and 1.125 percent per annum, depending upon the Company's ratio of earnings before interest, taxes and amortization to total interest. Commitment fees on the New Credit Agreement are 0.25 percent per annum on the unused portion.


       In 1989 the Company issued $20.0 million of private placement debt held primarily by insurance companies.

       The Allendale County Industrial Revenue Bonds are secured by a bank letter of credit for $9.6 million. The current cost of the commitment fee on the letter of credit ranges from 0.75 percent to 1.125 percent on outstanding principal and interest depending on the Company's interest coverage ratio as defined in the $90 million reducing revolving credit agreement as described above. The interest rate applicable to the Allendale County Industrial Revenue Bonds was 5.695 percent and 3.2 percent at January 1, 1995, and January 2, 1994, respectively.

       Delfield had two Industrial Revenue bonds outstanding which the Company assumed as of the acquisition in April 1994. One series was issued by the town of Covington, Tennessee and the other was issued by Isabella County, Michigan. The town of Covington Industrial Revenue Bonds are secured by a building with a net book value of $4.5 million as of January 1, 1995. The Isabella County Industrial Revenue Bonds are secured by a building section with a net book value of $0.8 million as of January 1, 1995. The interest rates for these two Industrial Revenue bonds as of January 1, 1995, were 5.3125 percent and 6.12 percent, respectively.

       The weighted average effective interest rate was 7.7 percent at January 1, 1995, and 11.0 percent at January 2, 1994. Future required maturities of long-term debt assuming letters of credit are outstanding at the same level as January 1, 1995, were as follows (in thousands):

            1995                          $    50
            1996                               50
            1997                           10,050
            1998                           13,148
            1999                            5,070
            Thereafter                     56,582
                                          -------
            Total long-term debt          $84,950
                                          =======

       The credit agreement and private placement agreement contain various financial covenants that, among other things, require the Company to maintain, on a consolidated basis, specified leverage, interest expense coverage and cash flow coverage ratios, and a minimum adjusted consolidated tangible net worth. The Company was in compliance with these covenants as of January 1, 1995. Among other restrictions, one of the Company's covenants has the effect of restricting the amount of the Company's dividends to its shareholders to an amount equal to $2.0 million plus 40 percent of the sum of cumulative net income from May 2, 1994, forward and the net cash proceeds from the issuance of equity securities after April 29, 1994. Under such a covenant, $26.8 million of retained earnings was restricted as of January 1, 1995. The Company is precluded from paying dividends to its shareholders if a default or an event which, but for the lapse of time or giving of notice, or both, would constitute a default under the New Credit Agreement has occurred and is continuing or would occur after giving effect to the payment of such dividends.

9.     LEASES

       The Company leases certain of its offices, buildings, and machinery and equipment for periods up to 20 years with various renewal options. Rental expense under operating leases was $2.0 million in 1994, $1.4 million in 1993 and $1.7 million in 1992. Capital lease obligations vary in amounts (in thousands) up to $214 with various interest rates, both fixed and floating.

       Future minimum lease commitments under noncancelable operating and capital leases (together with the present value of the net minimum lease commitments) at January 1, 1995, were as follows (in thousands):

                                           Operating     Capital
                                             Leases       Leases
                                           ---------     -------
            1995                              $1,363        $222
            1996                               1,347         208
            1997                               1,287          63
            1998                               1,145           -
            1999                                 757           -
            Thereafter                         3,518           -
                                              ------        ----
            Total minimum lease
             commitments                      $9,417        $493
                                              ======        ====

            Amounts representing
             interest                                        (32)
                                                             ---
          Present value of net
           minimum lease commitments                         461
             Current portion                                (200)
                                                             ---
          Long-term portion                                 $261
                                                            ====



       Certain capital lease obligations are collateralized by properties and equipment with a net book value (in thousands) of approximately $602.


10.   FAIR VALUE OF FINANCIAL INSTRUMENTS

       During 1994 the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," ("SFAS 107") and Statement of Financial Accounting Standards No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments"("SFAS 119"). These statements require certain disclosures about the fair value of financial instruments, including derivative financial instruments, for which it is practicable to estimate fair value.

           The following methods and assumptions were used to estimate the fair market value of each class of financial instrument for which it is practicable to estimate that value:

           Cash and Marketable Securities

           Marketable securities consist principally of investments in short-term, interest bearing instruments. The carrying amount approximates fair market value.

           Trade Accounts and Notes Receivable and Payable

           The carrying amount of the Company's trade accounts and notes receivable and payable approximates market value.

           Long-Term Debt

           The carrying amount of most of the Company's long-term debt and the Company's short-term debt approximates market value since rates on those debt agreements are variable and are set periodically based on current rates during the year. An exception would be the private placement agreement which has a fixed interest rate of 11.43 percent. The fair value of the private placement agreement was estimated based on the current rates quoted to the Company for debt with the same maturities.

           Letters of Credit

           As collateral for the Company's industrial revenue bonds and for certain of its insurance programs, the Company had a total of $10.1 million of letters of credit outstanding as of January 1, 1995. The Company pays letter of credit fees to its bank group that range from
           0.75 to 1.125 percent based upon the Company's interest coverage ratio as defined in the New Credit Agreement. It is the Company's opinion that the replacement costs for such letters of credit would not significantly vary from the present fee structure. No material loss is anticipated due to nonperformance by counterparties to these agreements.


           Swap Agreements and Forward Contracts


           The Company had an interest rate swap agreement which was entered into in April 1989 with a notional principal amount of $15 million with a fixed interest rate of 10.29 percent. In return for this agreement, the Company received floating-rate interest payments based on six-month London Interbank Offered Rate ("LIBOR"). This interest rate swap agreement matured in April 1994.

           Effective May 1994, the Company entered into two interest rate swap agreements to reduce the impact of changes in interest rates on its domestic floating-rate long-term debt. Both of the interest rate swap agreements had a notional principal amount of $10 million and interest payable was at a fixed rate of 5.64 percent and 6.33 percent, respectively. In return for both of these agreements, the Company will receive floating rate interest payments based on three-month LIBOR. These agreements will expire in May 1997.

           The Company also entered into a forward exchange contract in 1994 to hedge an intercompany note receivable that the Company has with its United Kingdom subsidiary.

           The fair value of interest rate swaps and forward contracts is the estimated amount that the Company would receive or pay to terminate the agreements as of January 1, 1995.

           The estimated fair value of the Company's financial instruments at January 1, 1995, (in thousands) was as follows:


                                               Carrying        Fair
                                                Amount        Value
                                              ---------      -------
           Assets:
            Cash and marketable securities    $ 9,770      $ 9,770
            Trade accounts
              and notes receivable             50,102       50,102

           Liabilities:
            Short-term debt                     2,780        2,780
            Trade accounts payable             24,290       24,290
            Long-term debt                     84,950       86,277
            Interest rate
             swap agreements                       --         (866)
            Forward exchange contract              --          350

11.    EMPLOYEE BENEFIT PLANS

       The Company sponsors defined benefit pension plans for certain salaried and hourly employees. Plans covering salaried employees provide
       benefits that are based on years of service and compensation.   Plans
       covering hourly employees provide benefits of stated amounts for each year of service. The pension assets are invested in various equity and bond mutual funds, guaranteed insurance contracts, deferred insurance policies and money market funds. The Company complies with funding requirements under the Employee Retirement Income Security Act.

       As a result of the spin-off of the Company from Household International, Inc. in 1989, Household became responsible for all domestic salaried pension benefits accrued prior to March 31, 1989.

       For the year ended January 1, 1995, net periodic pension cost and the funded status of the Company's pension plans presented below includes information for The Delfield Company defined benefit pension plan which covers its Mt. Pleasant union hourly employees and the Whitlenge Drink Equipment Limited Retirement Benefit Scheme which covers certain of its salaried employees.

       The Company adopted a supplemental executive retirement plan ("SERP") for certain employees in 1994. For the year ended January 1, 1995, net periodic pension cost and the funded status of the Company's pension plans presented below includes information for the SERP.

       In the fourth quarter of 1992 the Company incurred a pension curtailment due to the sale of Glenco-Star. The result was a loss (in thousands) of $37 which is included in net periodic pension cost for 1992.

       Net periodic pension cost (in thousands) included in the consolidated statement of income was $1,017 in 1994, $524 in 1993 and $554 in 1992. The components of net periodic pension cost are (in thousands):

                                    For the Fiscal Years Ended
                              ----------------------------------------
                                Jan. 1,       Jan. 2,       Jan. 3,
                                 1995          1994          1993
                              -----------   -----------   -----------
      Service cost            $ 815           $442          $404
      Interest cost             475            175           165
      Actual return on
        plan assets            (213)          (116)          (90)
      Net amortization
       and deferral             (60)            23            38
      Curtailment loss            -              -            37
                             ------           ----          ----
       Net periodic
        pension cost         $1,017           $524          $554
                             ======           ====          ====


         The funded status of the Company's pension plans (in thousands), excluding the Italian pension plans, was as follows:

                              Jan. 1, 1995             Jan. 2, 1994
                          ----------------------    -----------------------
                             Plan      Accumulated     Plan     Accumulated
                            Assets      Benefits      Assets      Benefits
                            Exceed       Exceed       Exceed       Exceed
                          Accumulated     Plan      Accumulated     Plan
                            Benefits     Assets       Benefits     Assets
                          -----------  -----------  ----------- -----------
     Actuarial present
        value of:
     Vested benefits
        obligation         $(2,804)    $(2,717)     $(1,069)     $(189)
     Non-vested
        benefits
        obligation            (360)       (431)        (343)       (56)
                           -------     -------      -------      -----
     Accumulated
        benefit
        obligation          (3,164)     (3,148)      (1,412)      (245)
     Effects of
        anticipated
        future
        compensation
        levels              (1,363)       (330)      (1,076)         -
                           -------     -------      -------      -----
     Projected
        benefit
        obligation          (4,527)     (3,478)      (2,488)      (245)
     Plan assets
        at fair
        value                3,295       2,154        1,519        174
                           -------     -------      -------      -----
     Projected
        benefit
        obligation
        (in excess
        of) plan
        assets              (1,232)     (1,324)        (969)       (71)
     Unrecognized
       liability
       (net asset)               3         (14)           -        (16)
     Unrecognized
        prior
        service cost           484         841          469         12
     Unrecognized
        net (gain)
        or loss               (309)       (321)         (24)        36
     Adjustment
        required
        to recognize
        minimum
        liability                -        (208)           -        (34)
                           -------     -------      -------      -----
     Accrued
        pension
        cost               $(1,054)    $(1,026)    $   (524)     $ (73)
                           =======     =======     ========      =====


         Assumptions used in the actuarial computations were:

                               Jan. 1,      Jan. 2,      Jan. 3,
                                1995          1994          1993
                            ------------  ------------  ------------
     Discount rate           8.0 - 9.0%        7.5%          8.5%
     Rate of increase
       in compensation
        levels               4.0 - 7.0%        4.0%          5.0%
     Expected long-term
       rate of return
        on assets            9.0 - 10.0%       8.5%          9.0%


         The Company has pension plans covering employees in its Italian subsidiaries. These plans combine aspects of both government mandated and non-contributory plans. Total pension expense under these plans included in the Consolidated Statement of Income (in thousands) was $785, $828 and $1,021 in fiscal years 1994, 1993 and 1992, respectively. The unfunded liability for these plans included in the Consolidated Balance Sheet at January 1, 1995, and January 2, 1994, (in thousands) was $4,046 and $3,817, respectively.

         The Company also sponsors defined contribution pension plans. Participation in one of these plans is available to substantially all domestic salaried employees and to certain groups of domestic hourly employees. Company contributions to these plans are based on either a percentage of employee contributions or a specified amount depending on the provisions of the plan. Total costs incurred under the plans were (in thousands) $643, $203 and $180 for fiscal years 1994, 1993 and 1992, respectively.

         The Company maintains plans that provide certain health care benefits to certain employees retiring from the Company on or after attaining age 55 who have rendered at least 10 years of service to the Company. These plans are unfunded. The Company reserves the right to change or terminate the benefits at any time.

         Effective January 4, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions," ("SFAS 106") on the immediate recognition basis. The standard requires that the expected cost of post-retirement benefits be charged to expense during the years that the employees render service. Previously, the Company recognized these costs on a pay-as-you-go basis.

         The cumulative effect of this accounting change was to decrease income for the twelve months ended January 2, 1994, by (in thousands) $1,660 ($1,029, or $0.15 per share, after-tax), representing the amount of unfunded obligation measured as of January 4, 1993. This accounting change is not expected to materially impact future operating results and is not expected to affect the Company's cash flow because the Company plans to continue paying the cost of post-retirement benefits when incurred. Financial statements for the prior years have not been restated to reflect the adoption of SFAS 106.

         Net periodic post-retirement benefit cost for the fiscal years ended January 1, 1995, and January 2, 1994, included the following components (in thousands):

                                                   Jan. 1,    Jan. 2,
                                                    1995       1994
                                                   -------    ------

Service cost on benefits earned                    $161       $108
Interest cost on accumulated
  post-retirement benefit obligation                142        135
Amortization of net loss subsequent to
 transition                                           4          -
                                                   ----       ----
Net periodic post-retirement benefit cost          $307       $243
                                                   ====       ====

         The following table sets forth the status of the plan, reconciled to the accrued post-retirement benefit cost recognized in the Company's balance sheet (in thousands):


                                           Jan. 1,      Jan. 2,
                                            1995         1994
                                           -------      -------
Accumulated post-retirement
  benefit obligation:
    Retirees                               $  837        $1,071
    Fully-eligible active plan
      participants                            134            81
    Other active plan
      participants                          1,020           878
                                           ------        ------
Total                                      $1,991        $2,030
Unrecognized loss                            (118)         (367)
                                           ------        ------
Accrued post-retirement
  benefit cost recognized
  in the balance sheet                     $1,873        $1,663
                                           ======        ======

         The accumulated post-retirement benefit obligation was determined using a discount rate of 8.0 percent in 1994 and 7.5 percent in 1993. The health care cost trend rates were assumed to be 13.0 percent and
         8.1 percent in 1995 and 15.0 percent and 8.6 percent in 1994 for pre-65 and post-65 benefits, respectively, with both rates gradually declining to 5.5 percent and remaining at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated post-retirement benefit obligation by approximately (in thousands) $341 for 1994 and $335 for 1993, and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost by approximately (in thousands) $63 for 1994 and $47 for 1993.

         Prior to the adoption of SFAS 106, the cost of post-retirement benefits was recognized as an expense when the benefits were paid to retirees or payments were made to insurance companies or other third parties. The total cost of these post-retirement benefits charged to income (in thousands) was approximately $414 for 1992.

         Effective January 4, 1993, the Company also adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits" ("SFAS 112"). The statement requires accrual accounting for benefits provided to former or inactive employees after employment but before retirement. The Company previously accounted for a certain portion of these post-employment benefits on a pay-as-you-go basis. The impact of the change to SFAS 112 was an unfavorable pre-tax amount of $508,000 ($243,000, net of tax or $.03 per share) in 1993. Other than the effect of the cumulative catch-up, the impact on pre-tax income of this accounting change for 1993 and 1994 was not material. Financial statements for the prior years have not been restated to reflect the adoption of SFAS 112.

12.  INCOME TAXES

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

         In accordance with SFAS 109, net deferred tax assets and liabilities related to different tax jurisdictions are not offset in the Company's balance sheet. The components of the consolidated net deferred tax assets and liabilities as of January 1, 1995, and January 2, 1994, were as follows (in thousands):


                                       Jan. 1, 1995     Jan. 2, 1994
                                       ------------     ------------
Gross deferred tax assets:
      Foreign tax credits                $     -         $ 2,302
      Tax credits due to Italian
         reorganization                      681             930
      Warranty accruals                    2,883           2,511
      Relocation accrual for
         Crystal Tips                          -             163
      Reserve for bad debts                  787             646
      Inventory accruals                     876             850
      Reserve for post-retirement
        medical costs                        743             632
      Other                                3,099           1,861
                                         -------         -------

      Total gross deferred tax assets      9,069           9,895
                                         -------         -------

  Gross deferred tax liabilities:
    Properties and equipment              (4,984)         (2,396)
    Inventory related items                 (157)           (256)
    Other                                 (2,302)         (1,339)
                                         -------         -------

   Total gross deferred tax liabilities   (7,443)         (3,991)
                                         -------         -------
   Valuation allowance                      (189)         (2,591)
                                         -------         -------
   Net deferred tax asset                $ 1,437         $ 3,313
                                         =======         =======

         The components of the net deferred tax asset at January 1, 1995, and January 2, 1994, were as follows (in thousands):

                                        Jan. 1, 1995    Jan. 2, 1994
                                        ------------    ------------
     Current portion of deferred
        tax asset                          $4,642         $3,748
     Current portion of deferred
        tax liability                        (288)             -
     Noncurrent portion of deferred
        tax liability                      (2,917)          (435)
                                           -------        ------
     Net deferred tax asset                $1,437         $3,313
                                           ======         ======

         As of January 2, 1994, the Company had $2,302,000 of foreign tax credits which expired in 1994. The Company had established a full valuation allowance against these tax assets as of the end of fiscal year 1993, due to the improbability of using these credits within the carryforward period. The Company was able to utilize $140,000 of these credits before they expired. The valuation allowance as of January 1, 1995, includes $189,000 to partially offset the tax asset in Italy relating to a prior-year reorganization of one of the Company's Italian subsidiaries. The Company established this reserve due to the limited carryforward life of net operating losses in Italy.

         The provision (benefit) for income taxes consisted of the following (in thousands):

                               For the Fiscal Years Ended
                         ----------------------------------------
                            Jan. 1,        Jan. 2,       Jan. 3,
                             1995          1994          1993
                         ------------  ------------  ------------
United States:
         Current          $  7,300       $   4,209       $ 1,606
         Deferred             (746)           (327)        1,772
                          --------        --------       -------
                             6,554           3,882         3,378
                          --------        --------       -------

Foreign:
         Current             2,412           2,055           166
         Deferred            1,047              52           249
                          --------        --------       -------
                             3,459           2,107           415
                          --------        --------       -------
Provision for
income taxes              $ 10,013        $  5,989        $3,793
                          ========        ========        ======

         The provision (benefit) for deferred income taxes included the following (in thousands):

                                 For the Fiscal Years Ended
                          ----------------------------------------
                             Jan. 1,       Jan. 2,       Jan. 3,
                              1995          1994          1993
                          ------------  ------------  ------------
Amortization
  of Italian
  reorganization
  benefits                  $     535       $   507      $     -
Depreciation                      203            43          343
Reserve for Glenco-Star
   disposition                     56          (108)       2,894
Reserve for Halsey Taylor
  costs                            92            54          146
Reserve for swap loss              38           143          197
Warranty reserve                 (304)         (553)        (284)
Inventory adjustments             (95)         (619)         444
Water cooler reserve               18            33          130
Reserve for relocation
  of Crystal Tips                 167           673         (837)
Fixed asset disposals             (12)            -       (1,118)
Valuation allowance
  reduction                      (117)         (157)           -
Other, net                       (280)         (291)         106
                               -------        -----       ------
Total                          $  301        $ (275)      $2,021
                               ======        ======       ======

         Income before income taxes from foreign operations was $6.9 million in 1994, $3.4 million in 1993 and $1.5 million in 1992. The differences between the Company's effective tax rate and the statutory federal income tax rate were as follows:

                                  For the Fiscal Years Ended
                           --------------------------------------
                              Jan. 1,       Jan. 2,      Jan. 3,
                               1995         1994         1993
                           ------------ ------------ ------------
Statutory federal
   income tax rate              35.0%        34.0%        34.0%
Increase (decrease)
   in rate resulting from:
State and local income
   taxes, net of federal
   tax benefit                   2.7          3.1          3.5
Foreign tax effect               4.9          7.0         (0.9)
Foreign withholding taxes          -          0.2            -
Other                            1.3          0.5          0.6
                                ----         ----         ----
                                43.9%        44.8%        37.2%
                                ====         ====         ====

         In accordance with the Company's accounting policy, provision for U.S. income taxes has not been made on $19.0 million of undistributed earnings of foreign subsidiaries at January 1, 1995.

13.      STOCK OPTIONS AND DEFERRED COMPENSATION

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


                                        Option     Option Price
                                        Shares    Range Per Share
                                        ------    ---------------
Outstanding at
     December 29, 1991                 376,850     $7.25 - $12.88
     Granted                            89,000             $ 9.06
     Exercised                         (13,786)    $7.25 - $ 8.61
     Forfeited                         (26,720)    $7.25 - $12.88
                                       -------      -------------
Outstanding at
     January 3, 1993                   425,344     $7.25 - $12.88
     Granted                            77,250             $11.19
     Exercised                          (9,888)    $7.25 - $12.88
     Forfeited                         (20,820)    $7.25 - $12.88
                                       -------      -------------

Outstanding at
     January 2, 1994                   471,886     $7.25 - $12.88
     Granted                            56,550             $16.50
     Exercised                         (51,656)    $7.25 - $12.88
     Forfeited                         (18,195)    $7.25 - $16.50
                                      --------      -------------
Outstanding at
     January 1, 1995                   458,585     $7.25 - $16.50

Exercisable at
     January 1, 1995                   293,845     $7.25 - $12.88
                                      ========     ==============

         On August 11, 1994, the Board of Directors adopted, subject to shareholder approval at the 1995 Annual Meeting of Shareholders, the Non-Employee Directors Stock Option Plan. The plan provides for (a) an automatic award of options to purchase shares of the Company's common stock to non-employee directors as of the effective date of the plan, (b) automatic awards to non-employee directors who are elected or appointed to the Board of Directors after the effective date and
         (c) automatic annual awards thereafter. The options will vest 100 percent on the date preceding the first annual meeting of shareholders following the date of the grant of the options. The option price per share may not be less than the fair market value of one share on the date of the grant. An option may not be exercisable after more than ten years and one day from the date of the grant.

         If approved by the shareholders, each of the seven non-employee directors of the Company will be deemed to have been granted an option to purchase 2,000 shares of the Company's common stock as of August 11, 1994, the effective date of the plan. The above table does not include the grant of these options which are effective only upon shareholder approval.

         In 1989 the Company issued from treasury 34,625 shares of restricted common stock as additional compensation to the Chief Executive Officer. These shares could not be exercised for a period of three years from the date of grant at which point such shares became non-forfeitable. The cost relating to this benefit (in thousands) of $43 was recorded in fiscal year 1992. The Company also issued from treasury 8,038, 7,282 and 9,660 shares of common stock in fiscal years 1994, 1993 and 1992, respectively, as annual Board of Directors fees. Costs relating to these fees (in thousands) of $99, $91 and $102 were recorded in fiscal years 1994, 1993 and 1992, respectively.

14.      SALE OF GLENCO-STAR BUSINESS

         In fiscal year 1991 the Company recorded a reserve of $7.8 million related to the decision to dispose of the assets of its Glenco-Star division ("Glenco-Star"), and reduced Glenco-Star's goodwill balance of $0.2 million to its market value of $0. The Company completed the sale of Glenco-Star in the fourth quarter of 1992. Excess restructuring reserves for the Glenco-Star disposition were utilized to establish a relocation reserve for Crystal Tips (See Note 16).

15.      ACQUISITION OF CRYSTAL TIPS AND SIMAG BUSINESSES

         The Company's Booth, Inc. subsidiary acquired on April 28, 1992, the assets of Crystal Tips, an ice machine manufacturer located in Spirit Lake, Iowa. The method of accounting used for the combination was the purchase method. The results of Crystal Tips are included in the income statements for the Company beginning after April 28, 1992. Crystal Tips was acquired for a total cost of $5.3 million. No shares of stock were or will be issued as a result of this acquisition. Goodwill of $0.5 million resulted from the Crystal Tips acquisition and will be amortized for book purposes over 40 years using the straight-line method. No contingent payments, options or commitments were specified in the acquisition agreement of Crystal Tips.

         The Company's Frimont, S.p.A. subsidiary acquired on January 8, 1993, the assets of Simag, an ice machine manufacturer located in Milan, Italy. The method of accounting used for the combination was the purchase method. The results of Simag are included in the income statement for the Company beginning after January 8, 1993. Simag was acquired for $5.5 million and no shares of stock were or will be issued as a result of this acquisition. Goodwill of $4.4 million resulting from the Simag acquisition will be amortized for book purposes over 40 years using the straight-line method. No contingent payments, options or commitments were specified in the acquisition agreement of Simag. This acquisition did not have a material effect on the Company's results of operations.

16.      RESERVE FOR RELOCATION OF CRYSTAL TIPS

         In the fall of 1993 the Company closed the Spirit Lake, Iowa plant occupied by the Crystal Tips division of Booth, Inc. and began to consolidate its manufacturing with Booth, Inc. in facilities located in Dallas, Texas. As discussed in Note 14, the Company used excess restructuring reserves originally established for the planned disposition of Glenco-Star to provide for these relocation costs. This relocation was completed in fiscal year 1994.

17.      ACQUISITION OF DELFIELD AND WHITLENGE

         On April 29, 1994, the Company completed the acquisition of The Delfield Company and Whitlenge Drink Equipment Limited for approximately $69.3 million in a combination of cash, preferred stock and common stock. The cash outlay was offset by cash on the books of the acquired businesses at closing of $3.9 million. Scotsman shareholders approved the issuance of common and preferred stock related to the acquisition at a special shareholders meeting on April 28, 1994.

         The method of accounting used for the combination was the purchase method. Allocation of the purchase price has not been finalized; however, it is expected to be completed within twelve months of the acquisition. The preliminary amount of goodwill allocated to Delfield and Whitlenge was $73.7 million and is being amortized over 40 years using the straight-line method. The acquisition price included: (a) $30.4 million in cash, (b) 1.2 million shares of common stock (with a market value of approximately $16.5 million on the acquisition date) and (c) 2.0 million shares of Series A $0.62 cumulative convertible preferred stock with an aggregate liquidation preference of $22.5 million which are convertible into 1,525,393 shares of common stock. Also, the acquisition price of $69.3 million will be increased by approximately $11 million to include 667,000 shares of additional common stock based upon the businesses of Delfield and Whitlenge meeting a specified level of earnings before interest, income taxes, depreciation and amortization in fiscal year 1994. These additional shares were issued subsequent to January 1, 1995. In addition, Scotsman also assumed Delfield and Whitlenge debt of approximately $35 million which was substantially repaid on the acquisition date. (See
         Note 8.) The results of Delfield and Whitlenge are included in the income statements for the Company beginning after April 29, 1994.

         Delfield, headquartered in Mt. Pleasant, Michigan, manufactures and sells refrigerated foodservice equipment, primarily in the United States. Whitlenge, located near Birmingham, England, manufactures and sells drink dispensing equipment in Western Europe.

         The accompanying unaudited condensed pro forma income statement information is presented to illustrate the effect of certain events on the historical income statement information of the Company as if the acquisitions of Delfield and Whitlenge had occurred as of the first day of each period presented.

         The pro forma information includes assumptions and estimates and is not necessarily indicative of the results of operations of the Company as they may be in the future or as they might have been had the transaction occurred as discussed above.

         The unaudited condensed pro forma income statement information should be read in conjunction with the historical condensed financial statements and notes thereto of the Company appearing elsewhere herein.


(Amounts in thousands, except per-share data)

                                       PRO FORMA (Unaudited)

Twelve Months Ended                 Jan. 1, 1995    Jan. 2, 1994

Net sales                             $304,144      $278,557

Net income before
  extraordinary item
  and cumulative effect
  of accounting changes                 13,547        10,010

Net income per share
  before extraordinary item
  and cumulative effect
  of accounting changes (a)           $   1.28      $   0.96

Average number of common
  shares outstanding (b)                10,570        10,393

(a) Pro forma net income per share includes the dilutive effect of the 667,000 additional shares of common stock which were contingently issuable as described above. When all contingent shares are issued, approximately $11 million of additional purchase price and approximately $284,000 of additional annual amortization expense will result. Pro forma net income includes this estimated additional goodwill amortization.

(b) Pro forma weighted average number of common shares outstanding consists of the following: For all periods presented, Scotsman common stock and common stock equivalents before the impact of the issuance of the additional 1.2 million shares in April 1994, the full-year impact of the additional 1.2 million common shares, 1,525,393 common stock equivalents for the convertible preferred shares outstanding, and the 667,000 contingently issuable shares of common stock. The computation for the twelve months ended January 2, 1994, does not include the dilutive effect of stock options outstanding as the dilutive effect is immaterial.

18.      CONTINGENCIES

         On March 26, 1993, Remcor Products Company filed a lawsuit against the Company's subsidiary, Scotsman Group Inc., and Scotsman Group's subsidiary, Booth, Inc., in the United States District Court for the Northern District of Illinois. In its Complaint, Remcor alleged that certain ice/drink dispensers made and sold by Scotsman Group and Booth infringe a patent owned by Remcor relating to a cold plate system.
         The Complaint seeks compensatory damages, treble damages for willful infringement, prejudgment interest and attorneys' fees, and also a permanent judgment from further alleged acts of infringement.

         During the course of discovery, Remcor asserted that it has suffered damages attributable to the Company's alleged infringement of approximately $8.24 million during the period from 1989 through year-end 1993, exclusive of treble damages, prejudgment interest and attorneys' fees. This damages claim consists of claims for lost profits and a royalty on certain sales.

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

         The Company is vigorously defending this lawsuit. Sales of ice/drink dispensers accounted for less than 5 percent of the Company's consolidated net sales in 1993 and 1994. Although no assurances can be given, after consultation with legal counsel, the Company does not believe that this lawsuit will have a material adverse effect upon the financial condition of the Company or its results of operations.

19.      GEOGRAPHIC INFORMATION

         The Company's geographic data, based on the locations of the Company's operations, are as follows (in thousands):

For the Fiscal Years Ended                       Jan. 1,                 Jan. 2,                 Jan. 3,
                                                  1995                    1994                    1993
                                                --------                --------                 -------
Sales to unaffiliated
     customers:
     United States                              $201,746                 $119,127                $116,517
     Europe                                       64,886                   44,825                  52,157
                                                --------                 --------                --------
       Total                                    $266,632                 $163,952                $168,674
                                                ========                 ========                ========
Operating profit:
     United States                              $ 20,773                 $ 13,450                $ 12,670
     Europe                                        7,441                    4,156                   2,190
                                                --------                 --------                --------
       Total                                    $ 28,214                 $ 17,606                $ 14,860
                                                ========                 ========                ========
Identifiable assets:
     United States                              $172,608                 $ 66,069                $ 59,682
     Europe                                       72,183                   37,104                  36,421
                                                 -------                  -------                 -------
       Total                                    $244,791                 $103,173                $ 96,103
                                                ========                 ========                ========

Export sales were less than 10 percent of consolidated net sales for all years presented.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of Scotsman Industries, Inc.:

We have audited the accompanying consolidated balance sheet of Scotsman Industries, Inc. (a Delaware Corporation) and subsidiaries as of January 1, 1995, and January 2, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scotsman Industries, Inc. and subsidiaries as of January 1, 1995, and January 2, 1994, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 11 and Note 12 to the consolidated financial statements, the Company changed its methods of accounting for post-retirement benefits other than pensions, post-employment expenses and income taxes effective January 4, 1993.


Arthur Andersen LLP
Chicago, Illinois,
February 7, 1995

Scotsman Industries, Inc.
Selected Quarterly Financial Data
(Unaudited)
(Amounts in thousands, except per-share data)

                                                 Fiscal year 1994 (a)                             Fiscal year 1993
                                    -------------------------------------------    ----------------------------------------------
For The Three Months Ended          Jan. 1,     Oct. 2,      July 3,     Apr. 3,     Jan. 2,      Oct. 3,     July 4,    Apr. 4,
                                      1995        1994         1994        1994        1994         1993        1993        1993
Net sales                           $ 66,565    $ 86,282    $ 75,799    $ 37,986    $ 32,123     $ 45,247    $ 48,686   $ 37,896
Cost of sales                         49,677      61,125      52,916      26,800      23,168       31,339      33,707     26,258
                                    --------    --------    --------    --------    --------     --------    --------   --------
Gross profit                          16,888      25,157      22,883      11,186       8,955       13,908      14,979     11,638
Selling and administrative expenses   12,660      15,064      12,700       7,476       7,569        8,285       8,118      7,902
                                    --------    --------    --------    --------    --------     --------    --------   --------
Income from operations                 4,228      10,093      10,183       3,710       1,386        5,623       6,861      3,736
Interest expense, net                  1,495       1,615       1,399         907         907        1,069       1,156      1,103
                                    --------    --------    --------    --------    --------     --------    --------   --------
Income before income taxes             2,733       8,478       8,784       2,803         479        4,554       5,705      2,633
Income taxes                           1,043       3,799       3,912       1,259         270        1,971       2,563      1,185
                                    --------    --------    --------    --------    --------     --------    --------   --------
Net income before cumulative effect
    of accounting changes           $  1,690    $  4,679    $  4,872    $  1,544    $    209     $  2,583    $  3,142   $  1,448
Cumulative effect of accounting
    changes (b)                           --          --          --          --          --           --          --         29
                                    --------    --------    --------    --------    --------     --------    --------   --------
Net income                          $  1,690    $  4,679    $  4,872    $  1,544    $    209     $  2,583    $  3,142   $  1,477
                                    ========    ========    ========    ========    ========     ========    ========   ========
Net income per share before
   cumulative effect of accounting
   changes (c):
         Primary                    $   0.16    $   0.52    $   0.58    $   0.22    $   0.03     $   0.37    $   0.45   $   0.21
                                    ========    ========    ========    ========    ========     ========    ========   ========
         Fully diluted              $   0.16    $   0.44    $   0.51    $   0.22    $   0.03     $   0.37    $   0.45   $   0.21
                                    ========    ========    ========    ========    ========     ========    ========   ========
Net income per share (c):
         Primary                    $   0.16    $   0.52    $   0.58    $   0.22    $   0.03     $   0.37    $   0.45   $   0.21
                                    ========    ========    ========    ========    ========     ========    ========   ========
         Fully diluted              $   0.16    $   0.44    $   0.51    $   0.22    $   0.03     $   0.37    $   0.45   $   0.21
                                    ========    ========    ========    ========    ========     ========    ========   ========
Weighted average common shares
  outstanding:
           Primary                   8,397,481   8,379,719  8,010,699   7,136,085   7,006,668    7,005,273   6,999,224  6,991,438
           Fully diluted            10,595,294  10,583,355  9,601,544


(a) The results for fiscal year 1994 included the results of Delfield and Whitlenge subsequent to their acquisitions on April 29, 1994.

(b) Changes in accounting principles relating to post-retirement health care benefits, post-employment expenses and income taxes were implemented in the first quarter of 1993. These accounting changes had a cumulative after-tax impact (in thousands) of $(1,029), $(243) and $1,301, respectively.

(c) The net income per share calculations for quarters during fiscal year 1993 excluded the dilutive effect of stock options outstanding as the dilutive effect was immaterial. For quarters during 1994 the dilutive effect of stock options outstanding was included in the weighted average common shares outstanding. For quarters ending subsequent to April 29, 1994, net income per share on a primary basis was computed to be net income after preferred stock dividends. For quarters ending subsequent to April 29, 1994, fully-diluted net income per share was based on net income before preferred stock dividends and the number of shares assumed the conversion of convertible preferred stock from the date of issue and also included the dilutive impact, as if issuance had occurred on the acquisition date, of contingent shares that have been distributed to the sellers of Delfield and Whitlenge subsequent to January 1, 1995, based on those businesses having achieved a specified combined level of earnings during fiscal year 1994.

Scotsman Industries, Inc.
Five Year Summary

(Amounts in thousands, except per-share data)


For the Fiscal Years Ended              Jan. 1,     Jan. 2,     Jan. 3,    Dec. 29,     Dec. 30,
                                        1995 (a)     1994       1993       1991 (b)      1990
                                       --------    --------    --------    --------    --------
Net sales                              $266,632    $163,952    $168,674    $164,126    $179,857
Income before income taxes               22,798      13,371      10,185         936      12,320
Net income (loss)                        12,785       7,411       6,392      (1,674)      7,412
Net income (loss) per share:
  fully diluted (c)                        1.35        1.06        0.90       (0.24)       1.05
Total assets (d)                        244,791     103,173      96,103     112,808     133,706
Long-term debt and capitalized
  lease obligations, excluding
  current portion (d)                    85,161      29,469      29,589      29,807      48,663
Cash dividends declared per
    common share                       $   0.10    $   0.10    $   0.10    $   0.10    $   0.10
                                       ========    ========    ========    ========    ========

(a) The results for the fiscal year ended January 1, 1995, include the results from Delfield and Whitlenge as of the date of their acquisitions, April 29, 1994.

(b) The results for the fiscal year ended December 29, 1991, included a $1.0 million after-tax loss recognized from the sale of the assets of the Halsey Taylor business in July 1991 and a $5.0 million after-tax reserve established for the then planned disposition of the Glenco-Star division. Net income on an unaudited pro forma basis for the fiscal year ended December 29, 1991, adjusted to exclude the losses of $6.0 million described above and the results of operations of Glenco-Star and Halsey Taylor, would have been $5.6 million, or $.79 per share. Pro forma results are based on assumptions and estimates and are not necessarily indicative of the results of the Company as they might have been had the transaction occurred as discussed above.

(c) The calculation of net income per share for the fiscal years 1994, 1993, 1992, 1991 and 1990 was based on 9,488,965, 7,000,651, 7,096,976, 7,098,968 and 7,086,825 weighted average shares of common stock, respectively. The calculation of fully-diluted net income per share for the fiscal year ended January 1, 1995, is based on net income before preferred stock dividends. The number of shares assumes conversion of convertible preferred stock from the date of issue and also includes the dilutive impact, as if issuance had occurred on the acquisition date, of contingent shares which were subsequently distributed to the sellers of Delfield and Whitlenge based on those businesses having achieved a specified combined level of earnings during fiscal year 1994, and also includes the dilutive impact of common stock options outstanding. The net income per share calculation for fiscal years ended prior to January 1, 1995, did not reflect the dilutive effect of stock options outstanding as the dilutive effect was immaterial.

(d) At year end

Scotsman Industries, Inc.
Common Stock

Scotsman Industries, Inc. common stock is listed on the New York Stock Exchange. The common stock ticker symbol is SCT.

                                                                                   Dividends
1993                                            High           Low      Last       Declared
----                                           ------        ------    ------      ---------
1st Quarter                                    11 3/4         9 1/8    11 1/8         $0.025
2nd Quarter                                    13 1/4        11        12 1/8         $0.025
3rd Quarter                                    13 7/8        11 1/8    12 3/4         $0.025
4th Quarter                                    14 3/8        11 3/4    14 1/8         $0.025
                                                                                   ---------
Total dividends declared                                                              $0.100

Shares outstanding at January 2, 1994                                              7,008,254

Shareholders of record at January 2, 1994                                              5,564


                                                                                   Dividends
1994                                             High           Low      Last       Declared
----                                           ------        ------    ------      ---------
1st Quarter                                    16 7/8        14        14 3/8         $0.025
2nd Quarter                                    15            13        13 1/4         $0.025
3rd Quarter                                    16 1/2        13 3/8    16 3/8         $0.025
4th Quarter                                    18 1/4        15 3/8    17 1/8         $0.025
                                                                                    --------
Total dividends declared                                                              $0.100

Shares outstanding at January 1, 1995                                              8,267,938

Shareholders of record at January 1, 1995                                              5,321
