Form 10-K, Exhibit 13
period 1995-12-31
SCOTSMAN INDUSTRIES INC
filed 1996-03-28
CIK 846660

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Company generated cash from operating activities of $23.5 million in the fiscal year ended December 31, 1995 ("1995"), compared with $16.2 million in the prior year. Net income plus depreciation and amortization totaled $23.0 million in 1995, an increase of $4.2 million over the prior-year amount of $18.8 million.

The Company's balance sheet at December 31, 1995, reflects the acquisition of Hartek Beverage Handling GmbH and its Austrian distributor ("Hartek") as of that date. The consolidated balance sheet included $12.9 million of assets and $6.4 million of debt relating to the Hartek acquisition.

The Company's balance sheet and statement of cash flows for the prior year ended January 1, 1995 ("1994"), were impacted substantially by the acquisitions in April 1994 of The Delfield Company ("Delfield") and Whitlenge Drink Equipment Limited ("Whitlenge"). The acquisition price included 667,000 shares of common stock which were issued in the first quarter of 1995 based on Delfield and Whitlenge having achieved a specified level of earnings before interest, income taxes, depreciation and amortization ("EBITDA") in fiscal 1994.

Accounts receivable, excluding both the effects of changes in exchange rates and the addition of approximately $1.4 million from the acquisition of Hartek, increased by $2.6 million compared with year-end 1994 due to strong sales growth in the Company's ice machine businesses. Inventories, excluding both the effect of changes in exchange rates and the addition of approximately $5.4 million from the acquisition of Hartek, declined $2.0 million as increased inventory turns were achieved at most of the Company's businesses. Trade accounts payable and other liabilities decreased by $2.1 million, excluding both the effects of changes in exchange rates and the addition of approximately $6.6 million from the acquisition of Hartek, primarily due to lower inventory purchases late in the year and the utilization of reserves established in prior years for certain litigation matters.

Capital expenditures, including those financed through capital lease obligations, were $6.6 million, compared with $5.5 million in the prior year. Expenditures were made for productivity improvements, new product tooling, and normal maintenance and replacement items. Capital expenditures in 1996 may increase moderately from 1995 levels and are expected to be financed from internally-generated funds.

Cash and temporary cash investments of $15.8 million, primarily held in foreign subsidiaries, increased by $6.0 million. This increase was the result of cash generated from operating activities, which was partially offset by cash applied to the purchase of Hartek at year end and investments in properties and equipment.

Long-term debt outstanding at December 31, 1995, was $74.7 million. Of this amount, $41.8 million was outstanding as of December 31, 1995, under a $90 million reducing revolving credit agreement with a bank group. The Company also used a portion of this agreement to provide for letters of credit totaling $10.1 million as of December 31, 1995. Long-term debt also included a $20 million private placement agreement and industrial revenue bonds totaling $12.9 million. The interest rates attributable to the credit agreement and the industrial revenue bonds are floating, whereas the interest rate relating to the private placement agreement is fixed. The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating-rate long-term debt. The Company's long-term debt is maintained under agreements which require compliance with specified financial ratios. As of December 31, 1995, the Company was in compliance with all debt covenants.

Total debt, including capital leases, at year end was $87.8 million, compared with shareholders' equity of $112.3 million. This resulted in a debt-to-capital ratio of 44 percent, compared with 50 percent at the end of the prior year.

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

RESULTS OF OPERATIONS

Year ended December 31, 1995 ("1995"), compared with year ended January 1, 1995 ("1994")

Scotsman Industries sales increased 22 percent in 1995, to $324.3 million, compared with $266.6 million in 1994. Strong gains in worldwide ice machine sales and the inclusion of Delfield and Whitlenge results for the full year were primary contributors to this growth.

Ice machine sales increased 13 percent from the prior year and represented 52 percent of total sales in 1995. Domestic ice machine sales were up 7 percent, a significantly greater gain than the market as a whole. New products and expansion of the distribution system contributed to the share gain. Sales of ice machines outside the U.S. increased more than 20 percent due to improvement in Western European markets and substantial sales increases to the Asia-Pacific region. In December 1995 the Company's joint venture in Shenyang, China began production of ice machines to be sold in the domestic Chinese market.

Sales of food preparation and storage equipment increased 39 percent from 1994 to 1995 due to the inclusion of results for Delfield for a full year in 1995 versus a partial year (from April 29, 1994) for 1994. Pro forma full-year sales of these products, as if Delfield had been acquired at the beginning of 1994, were up 1 percent. Reduced sales from Delfield to a few large national accounts were largely offset by sales to other customers. Food preparation and storage equipment represented approximately one-third of total Company sales in 1995.

The Company's 1995 worldwide drink dispensing equipment sales increased 23 percent versus the prior year, due to the inclusion of Whitlenge's sales for only eight months of 1994. On a full-year basis, drink dispensing equipment realized increased sales of 5 percent, compared with the prior year, primarily due to Whitlenge's increased penetration of continental European markets. Sales of this equipment accounted for 12 percent of 1995 Company sales. Niche products, including ventilation equipment and certain contract products comprised the balance of the Company's sales.

Gross profit increased significantly in dollars but declined as a percentage of sales, to 27.1 percent in 1995 from 28.5 percent in 1994, as a result of the full-year inclusion of Delfield and Whitlenge results, which historically have had lower gross profit margins. The impact of increases of cost of materials and a shift in sales mix at Delfield toward customers served by higher cost distribution channels also impacted gross profit in 1995 as well.

Selling and administrative expenses for the year were up substantially in dollars, again due in large measure to acquisitions. As a percentage of sales, however, selling and administrative costs declined to 16.5 percent from 18.0 percent in the prior year due to lower litigation-related costs, favorable health claims costs and the full-year inclusion of Delfield and Whitlenge and their historically lower ratios.

Income from operations increased $6.2 million, or 22 percent, from the prior year as a result of the above mentioned factors.

Interest expense, net, increased $0.9 million due to the higher average debt levels associated with the Delfield and Whitlenge acquisitions. A higher effective income tax rate of 45.2 percent in 1995, compared to 43.9 percent in 1994, reflects a greater proportion of income from the Company's higher-taxed Italian subsidiaries.

1995 net income of $15.4 million and fully-diluted net income per share of $1.45 were record highs for Scotsman Industries. Hartek, acquired on December 31, 1995, had no impact on the income statement for the year. The effect of changes in currency exchange rates was immaterial on the Company's results of operations.

Year ended January 1, 1995 ("1994"), compared with year ended January 2, 1994 ("1993")

Worldwide sales for 1994 were $266.6 million compared with $164.0 million in the prior year, an increase of 63 percent. The Company's results were impacted substantially by the April 1994 acquisitions of Delfield and Whitlenge, which contributed approximately $93 million to the Company's 1994 sales following their acquisition.

Sales of ice machines in 1994 increased 7 percent from the prior year. Domestic ice machine sales increased 6 percent due to a strong economy and the resulting increased market demand. Sales of the Company's Crystal Tips brand ice machines were essentially level with the prior year, impacting the overall domestic growth rate. Start-up production issues associated with the December 1993 relocation of the Crystal Tips business and several 1994 distribution changes, as well as a prior-year build up of inventory in the distribution system in anticipation of the move, negatively impacted 1994 Crystal Tips sales.

Ice machine sales from the Company's European operations increased 10 percent in 1994 in local currency, 7 percent in dollars, compared with the prior year. Sales from these operations increased 4 percent in local currency in the first six months of 1994 compared with the similar period of the prior year, while sales in the second half of 1994 were up 19 percent in local currency from the prior-year period, reflecting strong economic growth in the Western European markets in the second half of the year.

Sales of the Company's Tecnomac brand refrigeration equipment for bakeries increased 19 percent in local currency in 1994, 15 percent in dollars, versus the prior year as the markets for those products, primarily in Italy, began to rebound from an extended European recession.

The Company's 1994 worldwide drink dispensing equipment sales increased 94 percent versus the prior year, due to the inclusion of Whitlenge sales for the eight months following its acquisition in April 1994. Whitlenge, on a 1994 full-year basis, realized increased sales of 5 percent in U.S. dollars, 2 percent in local currency, compared with the prior year. Sales of Booth soft drink dispensers declined 3 percent from 1993 levels.

Delfield's sales of food preparation, storage and related equipment contributed over $76 million to the Company's 1994 sales following its acquisition in April 1994. For the full year 1994 on a pro forma basis, Delfield's sales were up 16 percent over 1993, reflecting broad-based demand increases through the dealer network and with national accounts.

The Company's 1994 sales on a pro forma basis, as if Delfield and Whitlenge had been acquired as of the beginning of the year, were $304.1 million.

Gross profit increased significantly in dollars but declined as a percent of sales, to 28.5 percent in 1994 from 30.2 percent in 1993, as a result of the acquisitions of Delfield and Whitlenge. The historically lower gross profit margins of those businesses, compared with the average of the other operations, caused a reduction in the overall ratio of the consolidated businesses. Gross profit margins of Booth/Crystal Tips declined in 1994 due to the higher costs associated with the relocation and consolidation of those businesses. The impact of those higher costs on the Company's overall gross margin was offset by the positive effect of productivity improvements at other operations, primarily at Scotsman Ice Systems, the largest of the Company's ice machine businesses.

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

Income from operations increased $10.6 million, or 60 percent, from the prior year as a result of the above mentioned factors. Income from operations increased for all of the businesses except for Booth/Crystal Tips, which incurred an operating loss for the year due to consolidation costs and start-up inefficiencies.

Interest expense, net, increased $1.2 million as a result of higher debt levels associated with the acquisitions. An unfavorable interest rate swap agreement established in 1989, which also contributed to 1994 interest expense, expired in April 1994.

Income tax expense of $10.0 million reflects an effective tax rate of 43.9 percent, down from 44.8 percent in the prior year. This rate is influenced by the proportion of highly-taxed Italian income and the non-tax-deductible goodwill amortization arising from the acquisitions of Delfield and Whitlenge.

Net income of $12.8 million was reported for 1994, compared with $7.4 million in 1993, an increase of 73 percent. Net income per share increased by 27 percent, from $1.06 in 1993 to $1.35 in 1994 on a fully-diluted basis, including the effect of convertible preferred shares and 667,000 contingent shares that were subsequently issued in the first quarter of 1995.

Pro forma net income and fully-diluted net income per share, as if the acquisitions of Delfield and Whitlenge had been consummated at the beginning of the year, were $13.5 million and $1.28, respectively.

Scotsman Industries, Inc.
Consolidated Statement of Income

(Amounts in thousands, except per-share data)

For the Fiscal Years Ended                                      Dec. 31,     Jan. 1,     Jan. 2,
                                                                    1995        1995        1994
Net sales                                                       $324,291    $266,632    $163,952

Cost of sales                                                    236,402     190,518     114,472
                                                                --------    --------    --------
Gross profit                                                      87,889      76,114      49,480

Selling and administrative expenses                               53,435      47,900      31,874
                                                                --------    --------    --------
Income from operations                                            34,454      28,214      17,606

Interest expense, net                                              6,326       5,416       4,235
                                                                --------    --------    --------
Income before income taxes                                        28,128      22,798      13,371

Income taxes                                                      12,720      10,013       5,989
                                                                --------    --------    --------
Net income before cumulative effect of accounting changes         15,408      12,785       7,382

Cumulative effect of accounting changes                               --          --          29
                                                                --------    --------    --------
Net income                                                      $ 15,408    $ 12,785    $  7,411

Preferred stock dividends                                          1,240         885          --
                                                                --------    --------    --------
Net income available to common shareholders                     $ 14,168    $ 11,900    $  7,411
                                                                ========    ========    ========
Net income per share before cumulative effect
  of accounting changes:
  Primary                                                       $   1.58    $   1.49    $   1.06
                                                                --------    --------    --------
  Fully diluted                                                 $   1.45    $   1.35    $   1.06
                                                                --------    --------    --------

Net income per share:
  Primary                                                       $   1.58    $   1.49    $   1.06
                                                                --------    --------    --------
  Fully diluted                                                 $   1.45    $   1.35    $   1.06
                                                                --------    --------    --------



The accompanying notes to consolidated financial statements are an integral part of this statement.

Scotsman Industries, Inc.
Consolidated Balance Sheet

(Amounts in thousands)

                                                                            Dec. 31,     Jan. 1,
                                                                                1995        1995
Assets
Current Assets:
    Cash and temporary cash investments                                     $ 15,808    $  9,770
    Trade accounts and notes receivable, net of allowances
      of $2,960 in 1995 and $2,296 in 1994                                    54,500      50,102
    Inventories                                                               52,251      48,613
    Deferred income taxes                                                      5,690       4,642
    Other current assets                                                       3,093       3,255
                                                                            --------    --------
        Total current assets                                                 131,342     116,382
Properties and equipment, net                                                 46,373      40,657
Goodwill,net                                                                  94,732      84,038
Other noncurrent assets                                                        3,496       3,714
                                                                            --------    --------
       Total assets                                                         $275,943    $244,791
                                                                            ========    ========
Liabilities and Shareholders' Equity
Current Liabilities:
  Short-term debt and current maturities of capitalized
    lease obligations and long-term debt                                    $ 13,037    $  3,030
  Trade accounts payable                                                      24,174      24,290
  Accrued income taxes                                                         4,491       4,173
  Accrued expenses                                                            34,812      30,324
                                                                            --------    --------
    Total current liabilities                                                 76,514      61,817

Long-term debt and capitalized lease obligations                              74,719      85,161
Deferred income taxes                                                          3,814       2,917
Other noncurrent liabilities                                                   8,577       8,433
                                                                            --------    --------
    Total liabilities                                                        163,624     158,328


Shareholders' Equity:
  Common stock, $.10 par value, authorized 50,000,000 shares;
    issued 9,153,014 shares and 8,462,197 shares, respectively                   915         846
  Preferred stock, $1.00 par value, authorized 10,000,000 shares;
    issued 1,999,992 shares and 1,999,992 shares, respectively                 2,000       2,000
  Additional paid in capital                                                  70,514      58,085
  Retained earnings                                                           45,232      31,959
  Deferred compensation and unrecognized pension cost                            (88)        (53)
  Foreign currency translation adjustments                                    (4,911)     (5,031)
  Less: Common stock held in treasury;
    188,040 and 194,259 shares, respectively                                  (1,343)     (1,343)
                                                                            --------    --------
    Total shareholders' equity                                               112,319      86,463
                                                                            --------    --------
    Total liabilities and shareholders' equity                              $275,943    $244,791
                                                                            ========    ========


The accompanying notes to consolidated financial statements are an integral part of this statement.

Scotsman Industries, Inc.
Consolidated Statement of Cash Flows

(Amounts in thousands)

For the Fiscal Years Ended                                           Dec. 31,     Jan. 1,     Jan. 2,
                                                                         1995        1995        1994
Cash flows from operating activities:
  Net income                                                          $ 15,408    $ 12,785    $  7,411
  Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation and amortization                                        7,594       6,019       3,674
    Loss (gain) on property dispositions                                   (39)         45         (52)

  Change in assets and liabilities:
    Trade accounts receivable                                           (2,607)     (7,779)       (677)
    Inventories                                                          2,006      (3,815)      1,018
    Trade accounts payable and other liabilities                        (2,074)     10,290       2,248
    Other, net                                                           3,162      (1,369)     (1,962)
                                                                      --------     -------    --------
      Net cash provided by operating activities                         23,450      16,176      11,660

Cash flows from investing activities:
  Investment in properties and equipment                                (6,513)     (5,434)     (3,264)
  Proceeds from dispositions of properties and equipment                   215          34          67
  Acquisition of Delfield and Whitlenge                                     --     (28,689)         --
  Acquisition of Simag                                                      --          --      (5,506)
  Investment in China joint venture, net                                  (665)         --          --
  Acquisition of Hartek                                                 (1,491)         --          --
                                                                        ------     -------     -------
      Net cash used in investing activities                             (8,454)    (34,089)     (8,703)

Cash flows from financing and capital activities:
  Short-term debt, net                                                   3,616         (74)      1,662
  Issuance of long-term debt                                            17,806      63,000          --
  Principal payments under long-term debt
   and capitalized leases                                              (28,071)    (42,831)       (115)
  Purchase of Scotsman Industries, Inc. common stock                        --          --         (38)
  Dividends paid to shareholders                                        (2,118)     (1,339)       (700)
                                                                        -------     -------      ------
      Net cash provided by (used in) financing
        and capital activities                                          (8,767)     18,756         809
Effect of exchange rate changes on cash and
  temporary cash investments                                              (191)        465        (506)
                                                                       --------    --------    --------

Net increase in cash and temporary cash investments                      6,038       1,308       3,260
Cash and temporary cash investments at beginning of year                 9,770       8,462       5,202
                                                                      --------    --------    --------
Cash and temporary cash investments at end of year                   $  15,808     $ 9,770    $  8,462
                                                                      ========    ========    ========
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest                                                         $   7,431    $  4,566    $  4,356
                                                                      ========    ========    ========
    Income taxes                                                     $  10,992    $ 10,685    $  5,048
                                                                      ========    ========    ========

Supplemental schedule of noncash investing and financing activities:
  Investment in properties and equipment through issuance
    of capitalized lease obligations                                 $     (96)   $    (56)   $     --
                                                                      ========    ========    ========
  Issuance of stock for acquisition of Delfield and Whitlenge        $ (12,089)   $(39,000)   $     --
                                                                      ========    ========    ========

The accompanying notes to consolidated financial statements are an integral part of this statement.

Scotsman Industries, Inc.
Consolidated Statement of Shareholders' Equity

(Amounts in thousands, except number of shares)

                                                                                                  Foreign
                              Treasury     Common   Preferred   Additional                        Currency
                                 Stock      Stock      Stock     Paid in   Retained             Translation    Treasury
                                Number     Par Value  Par Value   Capital  Earnings  Other (a)   Adjustments      Stock      Total
                                -----      --------   --------  --------   -------    --------    ----------    -------    --------
Balance at January 3, 1993     209,577       $ 720     $ --    $ 20,375    $14,144      $ (34)     $(3,753)    $(1,306)   $ 30,146

  Net income                        --          --       --          --      7,411         --           --          --       7,411
  Foreign currency translation
    adjustments                     --          --       --          --         --         --       (2,988)         --      (2,988)
  Issuance of deferred
    compensation                (7,282)         --       --          85         --        (85)          --          --          --
  Amortization of deferred
    compensation                    --          --       --          --         --         91           --          --          91
  Dividends declared to common
    shareholders                    --          --       --          --       (700)        --           --          --        (700)
  Additional cost relating to
    prior-year purchase of
    Scotsman Industries, Inc.
    common stock for treasury       --          --       --          --         --         --           --         (38)        (38)
  Stock options exercised           --           1       --          97         --         --           --          --          98
  Unrecognized pension cost         --          --       --          --         --        (26)          --          --         (26)
                               -------        -----   -----      ------     ------      -----       ------      ------      ------
Balance at January 2, 1994     202,295       $ 721    $  --     $20,557    $20,855      $ (54)     $(6,741)    $(1,344)    $33,994
                               -------        -----   -----      ------     ------      -----       ------      ------      ------
  Net income                        --          --       --          --     12,785         --           --          --      12,785
  Foreign currency translation
    adjustments                     --          --       --          --         --         --        1,710          --       1,710
  Issuance of deferred
    compensation                (8,038)         --       --         118         --       (119)          --           1          --
  Amortization of deferred
    compensation                    --          --       --          --         --         99           --          --          99
  Dividends declared to common
    shareholders                    --          --       --          --       (796)        --           --          --        (796)
  Dividends declared to preferred
    shareholders                    --          --       --          --       (885)        --           --          --        (885)
  Issuance of common and preferred
    stock relating to acquisition
    of Delfield and Whitlenge       --         120    2,000      36,880         --         --           --          --      39,000
  Stock options exercised           --           5       --         530         --         --           --          --         535
  Unrecognized pension cost         --          --       --          --         --         21           --          --          21
  Other                              2          --       --          --         --         --           --          --          --
                               -------        -----   -----      ------     ------      -----       ------      ------     -------
Balance at January 1, 1995     194,259       $ 846   $2,000    $ 58,085   $ 31,959     $  (53)    $ (5,031)    $(1,343)   $ 86,463
                               =======        =====   =====      ======     ======      =====       ======      =======    =======

  Net income                        --          --       --          --     15,408         --           --          --      15,408
  Foreign currency translation


    adjustments                     --          --       --          --        --          --          120          --         120
  Issuance of deferred
    compensation                (6,219)         --       --         120        --        (120)          --          --          --
  Amortization of deferred
    compensation                    --          --       --          --        --         129           --          --         129
  Dividends declared to common
    shareholders                    --          --       --          --      (895)         --           --          --        (895)
  Dividends declared to preferred
    shareholders                    --          --       --          --    (1,240)         --           --          --      (1,240)
  Issuance of common stock
    relating to acquisition
    of Delfield and Whitlenge       --          67       --      12,022        --          --           --          --      12,089
  Stock options exercised           --           2       --         287        --          --           --          --         289
  Unrecognized pension cost         --          --       --          --        --         (44)          --          --         (44)
                               -------        ----    -----      ------   -------       -----       ------      ------      -------
Balance at December 31, 1995   188,040       $ 915   $2,000    $ 70,514  $ 45,232      $  (88)     $(4,911)    $(1,343)    $112,319
                               =======        ====    =====      ======   =======       =====       ======      ======      =======


(a) Other shareholders' equity includes deferred compensation and unrecognized pension cost.


The accompanying notes to consolidated financial statements are an integral part of this statement.

SCOTSMAN INDUSTRIES, INC.
DESCRIPTION OF BUSINESS

The Company is engaged in the manufacture and marketing of refrigeration products primarily for the foodservice industry, including ice machines, food preparation and storage equipment, and drink dispensing equipment.

Scotsman's commercial ice machine business accounted for 52 percent, 57 percent and 83 percent of sales in fiscal years 1995, 1994 and 1993, respectively. Scotsman ice machines are sold both through a system of distributors and directly by Scotsman to national customers and governmental and military buyers. Scotsman also manufactures and markets a line of consumer ice machines primarily for the luxury home market.

Scotsman manufactures and markets drink dispensing equipment in Europe through its United Kingdom subsidiary, Whitlenge, and through its Hartek German and Austrian subsidiaries. Whitlenge and Hartek were acquired in April 1994 and December 1995, respectively. Whitlenge's and Hartek's products are sold to soft drink bottlers and breweries. Domestically, Scotsman also manufactures, through its Booth, Inc. subsidiary, soft drink dispensing equipment which is sold primarily in the United States to soft drink bottlers. Drink dispensing equipment accounted for 12 percent, 12 percent and 10 percent of sales in fiscal years 1995, 1994 and 1993, respectively.

Scotsman manufactures and markets a line of food preparation and storage equipment through its Delfield subsidiary which was acquired in April 1994. Delfield's products are sold primarily to U.S. commercial foodservice establishments. Scotsman also manufactures and markets a line of bakery equipment and commercial refrigerators and freezers through its European businesses. Food preparation and storage equipment accounted for 32 percent, 28 percent and 4 percent of Scotsman's business in fiscal years 1995, 1994 and 1993, respectively.

Scotsman also manufactures and markets a line of niche products primarily through its Delfield subsidiary which includes air ventilating equipment and contract manufactured point of purchase merchandisers. Additionally, Scotsman manufactures and markets water coolers through its European businesses.


Geographic information for Scotsman can be found in Note 18 in Notes to Consolidated Financial Statements.

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

    Certain amounts in the consolidated financial statements for previous years have been reclassified to conform to the presentation used for fiscal year 1995.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Fiscal Year

    The Company reports on a 52-53 week fiscal year ending on the Sunday nearest to December 31. Fiscal years 1995, 1994 and 1993 had 52 weeks.

    Cash Management

    Scotsman uses a centralized cash management system to provide financing for the majority of its domestic operations.

    Temporary cash investments, primarily Eurodollar deposits or repurchase agreements with maturities of ninety days or less, are carried at cost, which approximates market. Interest income (in thousands) included in interest expense, net was $633, $277 and $125 for fiscal years 1995, 1994 and 1993, respectively.

    Trade Accounts and Notes Receivable

    Trade accounts and notes receivable at December 31, 1995, and January 1, 1995, included notes of $7.3 million and $7.9 million, respectively.

    Inventories

    Inventories are stated at the lower of cost or market and include the appropriate elements of material, labor and manufacturing overhead expenses. Cost is determined using the last-in, first-out ("LIFO") method for a portion of domestic inventories and the first-in, first- out ("FIFO") method for the balance of domestic and all foreign inventories.

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

    Goodwill

    Cost of investments in excess of net assets of businesses acquired after October 1970 is being amortized using the straight-line method over 40 years. The related amortization expense was $2.4 million, $1.5 million and $0.3 million for the fiscal years 1995, 1994 and 1993, respectively. At December 31, 1995, and January 1, 1995, accumulated amortization was $5.4 million and $3.0 million, respectively. After an acquisition, the Company continually reviews whether subsequent events and circumstances have occurred that indicate that the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. If events and circumstances indicate that goodwill related to a particular business should be reviewed for possible impairment, the Company uses projections to assess whether future operating income of the business on a non-discounted basis is likely to exceed the goodwill amortization over the remaining life of the goodwill, to determine whether a writedown of goodwill to recoverable value (as determined by the same projections) is appropriate.

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

    Research and Development Costs

    Research and development costs related to both present and future products are expensed currently. Research and development expenditures for fiscal years 1995, 1994 and 1993 were $4.8 million, $5.1 million and $3.9 million, respectively.

    Foreign Currency Translation

    The Company has foreign subsidiaries located in Italy, Germany, Austria and the United Kingdom. Foreign subsidiary income and expenses are translated into United States dollars at the average rates of exchange prevailing during the year. The assets and liabilities are translated into U.S. dollars at the rates of exchange on the balance sheet date, and the related translation adjustments are accumulated as a separate component of shareholders' equity. As the Company intends to maintain its investments in these subsidiaries indefinitely, ultimate realization of these translation adjustments is highly uncertain. Foreign currency transaction gains and losses are minimal and are recorded in income as they occur.

    Income Taxes

    Federal and state income taxes are not provided on undistributed earnings of foreign subsidiaries that have been or are intended to be reinvested indefinitely.

    Stock Options

    In 1995 the Financial Accounting Standards Board issued Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123"). Currently, when stock options are exercised proceeds from the sale of common stock issued under those options are credited to common stock. Therefore, under the method used by the Company, no charges or credits are made to income for stock options. As permitted by SFAS 123, the Company will continue to account for stock options as described above. As such, the financial statement effect of this new standard will be limited to additional required footnote disclosure in 1996.

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

    Unfavorable cumulative effect of accounting change due to post-retirement health care benefits (in thousands) of $(1,660) pre-tax and $(1,029) after-tax. (See Note 10 of Notes to Consolidated Financial Statements.)

    Unfavorable cumulative effect of accounting change due to other post-employment benefits (in thousands) of $(508) pre-tax and $(243) after-tax. (See Note 10 of Notes to Consolidated Financial Statements.)

    Favorable cumulative effect of accounting change relating to income taxes (in thousands) of $1,301. (See Note 12 of Notes to Consolidated Financial Statements.)

3.  INVENTORIES

    Inventories consisted of the following (in thousands):


                      Dec. 31, 1995           Jan. 1, 1995
   Finished goods           $21,604                $19,450
   Work-in-process            8,023                  9,805
   Raw materials             22,624                 19,358
                             ------                 ------
   Total inventories        $52,251                $48,613
                             ======                 ======

    Approximately $7.5 million and $10.7 million of total Company inventories were valued on the LIFO method in fiscal 1995 and 1994, respectively. In 1995 there were reductions in levels of inventory valued on LIFO which reduced cost of sales (in thousands) by $43. If inventories valued on the LIFO method had been valued using the FIFO method, they would have been $4.1 million and $3.8 million higher at December 31, 1995, and January 1, 1995, respectively.

4.  PROPERTIES AND EQUIPMENT

    Properties and equipment consisted of assets owned and leased under capital lease arrangements as follows (in thousands):


                                Dec. 31, 1995       Jan. 1, 1995
                               --------------       --------------
   Owned:
     Land                         $  1,995          $   1,669
     Buildings and leasehold
       improvements                 28,046             23,432
     Machinery, fixtures and
       equipment                    49,294             41,014
     Accumulated depreciation
       and amortization            (37,949)           (30,574)
                                   -------            -------
     Owned, net                     41,386             35,541
                                   -------            -------

   Leased:
     Buildings and leasehold
        improvements                 5,029              4,970
     Machinery, fixtures and
          equipment                  1,540              1,388
     Accumulated depreciation
      and amortization              (1,582)            (1,242)
                                    ------           --------
     Leased, net                     4,987              5,116
                                    ------            -------

     Properties and equipment,
      net                         $ 46,373          $  40,657
                                   =======            =======

5.  SHORT-TERM DEBT

    Short-term debt (in thousands) at December 31, 1995, and January 1, 1995, was $12,767 and $2,780, respectively, and principally related to amounts owed under lines of credit. The weighted average interest rate based on short-term debt outstanding as of December 31, 1995, and January 1, 1995, was 7.3 percent and 6.7 percent, respectively. Average borrowings (in thousands) and the related weighted average interest rates were as follows:

                                        1995      1994
                                        ----      ----
    Bank and other borrowings          $2,463    $3,404
    Weighted average interest rate       7.9%      8.0%
                                       ======    ======


    The maximum aggregate short-term debt outstanding (in thousands) at the end of any month during fiscal years 1995 and 1994 was $12,767 and $3,472, respectively.

6.  LINES OF CREDIT

    The Company maintains various credit agreements which are used primarily to fund the Company's working capital needs. At December 31, 1995, these agreements (in thousands) included foreign and domestic lines of credit of $25,415 and $9,000, respectively. Lines of credit are reviewed annually, with amounts borrowed under lines of credit included in short-term debt.

    At December 31, 1995, foreign and domestic lines of credit not in use were (in thousands) $18,648 and $3,000, respectively. Borrowings under these agreements are available at the prime rate or other prevailing market rates. There are no fees or compensating balance requirements on the lines of credit.

7.  ACCRUED EXPENSES

    Accrued expenses consisted of the following (in thousands):


                                     Dec. 31, 1995  Jan. 1, 1995
                                     -------------  -------------
      Payroll and employee benefits        $ 6,394       $ 6,498
      Current portion of product
        warranties                           5,994         5,918
      Reserve for customer allowances        3,446         3,366
      Other current liabilities             18,978        14,542
                                            ------        ------
      Total accrued expenses               $34,812       $30,324
                                           =======       =======

8.  LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS

    Long-term debt and capitalized lease obligations consisted of the following (in thousands):

                                     Dec.  31,         Jan. 1,
                                        1995            1995
                                    ------------    ------------
    Credit Agreement
     with floating interest rates;
         due 1998-2000                 $41,765        $  52,000
    11.43% Private Placement
     Agreement; due 1997-1998           20,000           20,000
    Allendale County Industrial
      Revenue Bonds with floating
      interest rate;  due 2001           9,250            9,250
    Town of Covington
      Industrial Revenue Bonds
      with floating interest rate;
      due 2002 - 2006                    3,150            3,150
    Isabella County
      Industrial Revenue Bonds
      with floating interest rate;
      due 1995 - 2003                      500              550
    Capital lease obligations
      with various interest rates;
      due 1995 - 1998                      324              461
                                       -------         --------
      Total                            $74,989        $  85,411
      Current portion                      270              250
                                        ------         --------
      Long-term portion                $74,719        $  85,161
                                       =======         ========

    In April 1994 a new $90 million reducing revolving credit agreement ("Credit Agreement") was established to provide the financing for the cash consideration paid in connection with the acquisitions of Delfield and Whitlenge, the refinancing of the majority of approximately $35 million in existing indebtedness of Delfield and Whitlenge, replacement of letters of credit of approximately $10.1 million, working capital for the Company and its subsidiaries following the acquisitions, and transaction costs associated with the acquisitions. Under the terms of the Credit Agreement, the revolving credit facility reduces by $7 million at the end of years one and two, $12 million at the end of year three and $5 million at the end of years four and five, with the remaining balance due at the end of year six. As of December 31, 1995, of the $83.0 million of credit available under this agreement, $31.1 million was unused.

Borrowings under the Credit Agreement will bear interest at a floating rate based upon, at the Company's option, (a) the higher of the agent bank's corporate base rate or the federal funds rate plus 0.5 percent per annum, or
(b) the rate offered by the agent bank for deposits in the relevant Eurocurrency, plus an applicable margin. The applicable margin will vary between 0.50 percent and 1.0 percent per annum, depending upon the Company's ratio of earnings before interest, taxes and amortization to total interest. Commitment fees on the Credit Agreement vary from 0.175 percent to 0.25 percent per annum on the unused portion.

In 1989 the Company issued $20.0 million of private placement debt held primarily by insurance companies.

The Allendale County Industrial Revenue Bonds are secured by a bank letter of credit for $9.6 million. The current cost of the commitment fee on the letter of credit ranges from 0.50 percent to 1.0 percent on outstanding principal and interest depending on the Company's interest coverage ratio as defined in the Credit Agreement as described above. The interest rate applicable to the Allendale County Industrial Revenue Bonds was 5.228 percent and 5.695 percent at December 31, 1995, and January 1, 1995, respectively.

Delfield had two industrial revenue bonds outstanding which the Company assumed as of the acquisition in April 1994. One series was issued by the town of Covington, Tennessee and the other was issued by Isabella County, Michigan. The Town of Covington Industrial Revenue Bonds are secured by a building with a net book value of $4.4 million as of December 31, 1995. The Isabella County Industrial Revenue Bonds are secured by a building section with a net book value of $0.8 million as of December 31, 1995. The interest rates for these two industrial revenue bonds as of December 31, 1995, were 5.3125 percent and 6.12 percent, respectively.

The Company also has various capital lease obligations which are collateralized by properties and equipment with a net book value of approximately $0.5 million.

    The weighted average effective interest rate was 7.7 percent at December 31, 1995 and January 1, 1995. Future required maturities of long-term debt and capital leases assuming letters of credit are outstanding at the same level as December 31, 1995, were as follows (in thousands):

            1996                          $   270
            1997                           10,145
            1998                           10,059
            1999                               70
            2000                           41,835
            Thereafter                     12,610
                                          -------
            Total                         $74,989
                                          =======



    The Credit Agreement and private placement agreement contain various financial covenants that, among other things, require the Company to maintain, on a consolidated basis, specified leverage, interest expense coverage and cash flow coverage ratios, and a minimum adjusted consolidated tangible net worth. The Company was in compliance with these covenants as of December 31, 1995. Among other restrictions, one of the Company's covenants has the effect of restricting the amount of the Company's dividends to its shareholders to an amount equal to $2.0 million plus 40 percent of the sum of cumulative net income from May 2, 1994, forward and the net cash proceeds from the issuance of equity securities after April 29, 1994. Under such a covenant, $34.0 million of retained earnings was restricted as of December 31, 1995. The Company is precluded from paying dividends to its shareholders if a default or an event which, but for the lapse of time or giving of notice, or both, would constitute a default under the Credit Agreement has occurred and is continuing or would occur after giving effect to the payment of such dividends.

9.  OPERATING LEASES

    The Company leases certain of its offices, buildings, and machinery and equipment for periods up to 20 years with various renewal options. Rental expense under operating leases was $2.4 million in 1995, $2.0 million in 1994 and $1.4 million in 1993.

    Future minimum lease commitments under noncancelable operating leases at December 31, 1995, were as follows (in thousands):

                                           Operating
                                             Leases
                                           ---------
            1996                              $1,600
            1997                               1,530
            1998                               1,371
            1999                                 873
            2000                                 919
            Thereafter                         2,703
                                               -----
    Total minimum lease
             commitments                      $8,996
                                               =====

10. EMPLOYEE BENEFIT PLANS

    The Company sponsors defined benefit pension plans for certain salaried and hourly employees. Plans covering salaried employees provide benefits that
    are based on years of service and compensation.   Plans covering hourly
    employees provide benefits of stated amounts for each year of service. The pension assets are invested in institutional mutual funds which contain both equities and fixed investments. The Company complies with funding requirements under the Employee Retirement Income Security Act.

    As a result of the spin-off of the Company from Household International, Inc. in 1989, Household became responsible for all domestic salaried pension benefits accrued prior to March 31, 1989.

    For the years ended December 31, 1995, and January 1, 1995, net periodic pension cost and the funded status of the Company's pension plans presented includes information for The Delfield Company defined benefit pension plan which covers its Mt. Pleasant union hourly employees and the Whitlenge Drink Equipment Limited Retirement Benefit Scheme which covers certain of its salaried employees.

    The Company adopted a supplemental executive retirement plan ("SERP") for certain employees in 1994. For the years ended on or after January 1, 1995, net periodic pension cost and the funded status of the Company's pension plans presented below includes information for the SERP.

    Net periodic pension cost (in thousands) included in the Consolidated Statement of Income was $1,154 in 1995, $1,017 in 1994 and $524 in 1993.
    The components of net periodic pension cost are (in thousands):

                            For the Fiscal Years Ended
                     ----------------------------------------
                      Dec. 31,       Jan. 1,       Jan. 2,
                         1995          1995          1994
                     ------------  ------------  ------------
      Service cost      $  919       $  815         $ 442
      Interest cost        667          475           175
      Actual return on
        plan assets       (797)        (213)         (116)
      Net amortization
        and deferral       365          (60)           23
                         -----        -----          ----
      Net periodic
        pension cost    $1,154       $1,017         $ 524
                         =====        =====          ====


         The funded status of the Company's pension plans (in thousands), excluding the Italian and German pension plans, was as follows:

                         Dec. 31, 1995             Jan. 1, 1995
                      ----------------------  ---------------------
                         Plan     Accumulated     Plan    Accumulated
                        Assets     Benefits      Assets    Benefits
                        Exceed      Exceed       Exceed     Exceed
                      Accumulated    Plan      Accumulated   Plan
                        Benefits    Assets       Benefits   Assets
                      -----------  ---------   ----------- ---------
     Actuarial present
        value of:
     Vested benefits
        obligation      $(1,688)   $(5,193)     $(2,804)   $(2,717)
     Non-vested
       benefits
        obligation            -     (1,542)        (360)      (431)
                         ------    -------       ------       ----
     Accumulated
       benefit
        obligation       (1,688)    (6,735)      (3,164)    (3,148)
     Effects of
       anticipated
       future
       compensation
        levels             (292)    (1,607)      (1,363)      (330)
                         ------    --------      ------      ------
     Projected
       benefit
        obligation       (1,980)    (8,342)      (4,527)    (3,478)
     Plan assets
       at fair
        value             1,772      5,393        3,295      2,154
                          -----      -----       ------     ------
     Projected
       benefit
       obligation
       in excess
       of plan
        assets             (208)    (2,949)      (1,232)    (1,324)
     Unrecognized
        liability
        (net asset)          --        (12)           3        (14)
     Unrecognized
        prior
         service cost        --      1,289          484        841
     Unrecognized
        net (gain)
         or loss            (79)         1         (309)      (321)
     Adjustment
        required
        to recognize
        minimum
         liability            -       (482)           -       (208)
                         ------       ----      -------      -----
     Accrued
        pension
         cost           $  (287)   $(2,153)    $ (1,054)   $(1,026)
                         ======     ======       ======      =====


         Assumptions used in the actuarial computations were:

                       Dec. 31,       Jan. 1,       Jan. 2,
                         1995          1995          1994
                     ------------  ------------  ------------
     Discount rate        7.5 - 9.0%    8.0 - 9.0%       7.5%
     Rate of increase
      in compensation
      levels              4.0 - 7.0%    4.0 - 7.0%       4.0%
     Expected long-term
      rate of return
      on assets          8.5 - 10.0%   9.0 - 10.0%       8.5%


         The Company has pension plans covering employees in its Italian subsidiaries. These plans combine aspects of both government mandated and non-contributory plans. Total pension expense under these plans included in the Consolidated Statement of Income (in thousands) was $888, $785 and $828 in fiscal years 1995, 1994 and 1993, respectively. The unfunded liability for these plans included in the Consolidated Balance Sheet at December 31, 1995, and January 1, 1995, (in thousands) was $4,286 and $4,046, respectively. The Company also has a Hartek pension plan in Germany which covers only a former employee and his spouse. Information for the Hartek pension plan has not been included in the tables presented as the amounts were immaterial as of December 31, 1995.

         The Company also sponsors defined contribution benefit plans. Participation in one of these plans is available to substantially all domestic employees. Company contributions to these plans are based on either a percentage of employee contributions or a specified amount depending on the provisions of the plan. Total costs incurred under the plans were (in thousands) $568, $643 and $203 for fiscal years 1995, 1994 and 1993, respectively.

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

         The cumulative effect of this accounting change was to decrease income for the 12 months ended January 2, 1994, by (in thousands) $1,660 ($1,029, or $0.15 per share, after-tax), representing the amount of unfunded obligation measured as of January 4, 1993.

         Net periodic post-retirement benefit cost for the fiscal years ended December 31, 1995, January 1, 1995, and January 2, 1994, included the following components (in thousands):

                                           Dec. 31, Jan. 1, Jan. 2,
                                             1995   1995     1994
                                             ----   ----     ----
         Service cost on benefits earned      $132   $161     $108
         Interest cost on accumulated
           post-retirement benefit obligation  139    142      135
         Amortization of net loss subsequent
              to transition                      -      4        -
                                               ---    ---     ----
         Net periodic post-retirement
            benefit cost                      $271   $307     $243
                                               ===    ===      ===

The following table sets forth the status of the plan, reconciled to the accrued post-retirement benefit cost recognized in the Company's balance sheet (in thousands):


                                          Dec. 31,      Jan. 1,
                                            1995         1995
                                            ----         ----
Accumulated post-retirement
  benefit obligation:
    Retirees                               $ 820        $  837
    Fully-eligible active plan
      participants                           141           134
    Other active plan
      participants                         1,161         1,020
                                           -----        ------

Total                                     $2,122        $1,991
Unrecognized loss                           (126)         (118)
                                          ------         ------
Accrued post-retirement
  benefit cost recognized
  in the balance sheet                    $1,996        $1,873
                                           =====         =====

         The accumulated post-retirement benefit obligation was determined using a discount rate of 7.5 percent in 1995 and 8.0 percent in 1994. The health care cost trend rates were assumed to be 12.6 percent and
         11.3 percent in 1996 and 13.7 percent and 12.0 percent in 1995 for pre-65 and post-65 benefits, respectively, with both rates gradually declining to 5.5 percent and remaining at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated post-retirement benefit obligation by approximately (in thousands) $378 for 1995 and $341 for 1994, and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost by approximately (in thousands) $57 for 1995 and $63 for 1994.


         Effective January 4, 1993, the Company also adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits" ("SFAS 112"). The statement requires accrual accounting for benefits provided to former or inactive employees after employment but before retirement. The Company previously accounted for a certain portion of these post-employment benefits on a pay-as-you-go basis. The impact of the change to SFAS 112 was an unfavorable pre-tax amount (in thousands) of $508 ($243 net of tax or $.03 per share) in 1993. Other than the effect of the cumulative catch-up, the impact on pre-tax income of this accounting change for 1993, 1994 and 1995 was not material.

11.       FAIR VALUE OF FINANCIAL INSTRUMENTS

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

         The following methods and assumptions were used to estimate the fair market value of each class of financial instrument for which it is practicable to estimate that value:

                 Cash and Temporary Cash Investments

                 Temporary cash investments consist principally of investments in short-term, interest-bearing instruments. The carrying amount approximates fair market value.

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

                 Letters of Credit

                 As collateral for the Company's industrial revenue bonds and for certain of its insurance programs, the Company had a total of $10.1 million of letters of credit outstanding as of December 31, 1995. The Company pays letter of credit fees to its bank group that range from 0.50 to 1.0 percent based upon the Company's interest coverage ratio as defined in the Credit Agreement. It is the Company's opinion that the replacement costs for such letters of credit would not significantly vary from the present fee structure. No material loss is anticipated due to nonperformance by counterparties to these agreements.


                 Swap Agreements and Forward Contracts

                 Effective May 1994 the Company entered into two interest rate swap agreements to reduce the impact of changes in interest rates on its domestic floating-rate long-term debt. Both of the interest rate swap agreements had a notional principal amount of $10 million and interest payable was at a fixed rate of 5.64 percent and 6.33 percent, respectively. In return for both of these agreements, the Company will receive floating rate interest payments based on three-month London Interbank Offered Rate. These agreements will expire in May 1997.
                 These two swap agreements are accounted for as hedges. As of January 1, 1995, the Company had a forward exchange contract outstanding to hedge an intercompany note receivable that the Company had with its United Kingdom subsidiary. The Company had no material forward exchange contracts outstanding as of December 31, 1995.

                 The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the agreements as of the balance sheet date.

         The estimated fair value of the Company's financial instruments at December 31, 1995, (in thousands) was as follows:

                                            Carrying        Fair
                                              Amount        Value
                                           ---------      -------
         Assets:
            Cash and temporary
              cash investments              $15,808      $15,808
            Trade accounts
              and notes receivable           54,500       54,500

         Liabilities:
            Short-term debt                  12,767       12,767
            Trade accounts payable           24,174       24,174
            Long-term debt                   74,665       76,675
            Interest rate
             swap agreements                     --          176

                 The estimated fair value of the Company's financial instruments at January 1, 1995, (in thousands) was as follows:

                                            Carrying        Fair
                                              Amount        Value
                                           ---------      -------
         Assets:
            Cash and temporary
              cash investments              $ 9,770      $ 9,770
            Trade accounts
              and notes receivable           50,102       50,102

         Liabilities:
            Short-term debt                   2,780        2,780
            Trade accounts payable           24,290       24,290
            Long-term debt                   84,950       86,277
            Interest rate
             swap agreements                     --         (866)
            Forward exchange contract            --          350


12.  INCOME TAXES

         Effective January 4, 1993, the Company changed its method of accounting for income taxes as a result of the required adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires a change in accounting for income taxes to an asset and liability approach. The cumulative effect of this change in 1993 was a favorable impact of $1.3 million, or $.19 per share.

       In accordance with SFAS 109, net deferred tax assets and liabilities related to different tax jurisdictions are not offset in the Company's balance sheet. The components of the consolidated net deferred tax assets and liabilities as of December 31, 1995, and January 1, 1995, were as follows (in thousands):


                                      Dec. 31, 1995     Jan. 1, 1995
Gross deferred tax assets:
      Tax credits due to Italian
         reorganization                  $    556      $    681
      Warranty accruals                     2,907         2,883
      Reserve for Delfield and
         Whitlenge                          1,055             -
      Reserve for Hartek                    1,091             -
      Reserve for bad debts                   797           787
      Inventory reserves                      754           876
      Reserve for post-retirement
        medical costs                         791           743
      Tax benefit of German
        net operating loss carry forwards   4,851             -
      Other                                 2,989         3,099
                                          -------        ------

      Total gross deferred tax assets      15,791         9,069
                                          -------        ------
      Valuation allowance                  (4,991)         (189)
                                          -------        ------
      Total deferred tax assets          $ 10,800      $  8,880
                                          =======        ======

  Gross deferred tax liabilities:
    Properties and equipment             $(5,702)      $(4,984)
    Inventory related items                 (909)         (157)
    Simag goodwill amortization           (1,186)         (895)
    Other                                 (1,157)       (1,407)
                                          ------        ------
   Total gross deferred tax liabilities  $(8,954)      $(7,443)
                                          =======        ======

Deferred taxes reflected in the accompanying balance sheets as of December 31, 1995, and January 1, 1995, were as follows (in thousands):

                                    Dec. 31, 1995    Jan. 1, 1995
                                    -------------    ------------
    Current portion of deferred
        tax asset                          $5,690       $ 4,642
     Noncurrent portion of deferred            22             -
        tax asset
     Current portion of deferred
        tax liability                         (52)         (288)
     Noncurrent portion of deferred
        tax liability                      (3,814)       (2,917)
                                           ------        ------
       Net deferred tax asset             $ 1,846       $ 1,437
                                           ======        ======

          The valuation allowance as of December 31, 1995, includes $4.9 million to entirely offset the tax asset established for Hartek pre-acquisition net operating loss carry forwards which might not be realized due to the terms of the purchase agreement of Hartek (see note 16) which requires substantial repayment to the seller if utilized and due to a pending decision of the Supreme Tax Court in Germany which may result in such carry forwards being not utilizable by the Company. The valuation allowance also includes $0.1 million to partially offset the tax asset in Italy relating to a prior-year reorganization of one of the Company's Italian subsidiaries. The Company established this reserve for the Italian tax asset due to the limited carry forward life of net operating losses in Italy.

         The provision (benefit) for income taxes consisted of the following (in thousands):

                             For the Fiscal Years Ended
                     ----------------------------------------
                       Dec. 31,       Jan. 1,       Jan. 2,
                         1995          1995          1994
                     ------------  ------------  ------------
United States:
     Current         $  7,431      $  7,300       $ 4,209
     Deferred             855          (746)         (327)
                      -------        ------         ------
                        8,286         6,554         3,882
                      -------        ------         -----
Foreign:
     Current            3,605         2,412         2,055
     Deferred             829         1,047            52
                       ------        ------        ------
                        4,434         3,459         2,107
                       ------        ------        ------
Provision for
     income taxes    $ 12,720      $ 10,013       $ 5,989
                       ======        ======        ======


The provision (benefit) for deferred income taxes included the following (in thousands):

                                For the Fiscal Years Ended
                         ----------------------------------------
                            Dec. 31,      Jan. 1,       Jan. 2,
                             1995          1995          1994
                         ------------  ------------  ------------
Amortization of
  of Italian
  reorganization
  benefits                  $      122       $   535      $   507
Depreciation                       307           203           43
Reserve for Glenco-Star
   disposition                     249            56         (108)
Reserve for swap loss               --            38          143
Warranty reserve                   (33)         (304)        (553)
Inventory adjustments              913           (95)        (619)
Reserve for relocation
  of Crystal Tips                   --           167          673
Valuation allowance
  reduction                        (51)         (117)        (157)
Other, net                         177          (182)        (204)
                                ------         -----       -------
Total                          $ 1,684        $  301      $  (275)
                                ------         -----        -----

Income before income taxes from foreign operations was $8.9 million in 1995, $6.9 million in 1994 and $3.4 million in 1993. The differences between the Company's effective tax rate and the statutory federal income tax rate were as follows:

                                  For the Fiscal Years Ended
                           --------------------------------------
                           Dec. 31,      Jan. 1,      Jan. 2,
                               1995         1995         1994
                           ------------ ------------ ------------
Statutory federal
      income tax rate             35.0%        35.0%       34.0%
Increase in rate resulting from:
State and local income
      taxes, net of federal
        tax benefit                2.9          2.7         3.1
Foreign tax effect                 4.9          4.9         7.0
 Other                             2.4          1.3%        0.7
                                  ----        -----        -----
                                  45.2%        43.9%       44.8%
                                  ----        -----        -----



         In accordance with the Company's accounting policy, provision for U.S. income taxes has not been made on $28.7 million of undistributed earnings of foreign subsidiaries at December 31, 1995.

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

         The Non-Employee Directors Stock Option Plan was approved by the shareholders at the 1995 Annual Meeting of Shareholders. Accordingly, each of the seven non-employee directors of the Company was deemed to have been granted an option to purchase 2,000 shares of the Company's common stock as of August 11, 1994, the effective date of the plan. The following table has been restated to reflect this grant of a total of 14,000 shares in 1994.

 Information with respect to the plans is as follows:

                                        Option     Option Price
                                        Shares    Range Per Share
                                        ------    ---------------
Outstanding at
     Jan. 3, 1993                      425,344    $ 7.25 - $12.88
     Granted                            77,250             $11.19
     Exercised                          (9,888)   $ 7.25 - $12.88
     Forfeited                         (20,820)   $ 7.25 - $12.88
                                       -------      -------------
Outstanding at
     Jan. 2, 1994                      471,886    $ 7.25 - $12.88
     Granted                            70,550    $15.13 - $16.50
     Exercised                         (51,656)   $ 7.25 - $12.88
     Forfeited                         (18,195)   $ 7.25 - $16.50
                                       -------      -------------

Outstanding at
     Jan. 1, 1995                      472,585    $ 7.25 - $16.50
     Granted                            79,400    $18.06 - $19.44
     Exercised                         (23,835)   $ 7.25 - $16.50
     Forfeited                          (3,500)   $ 9.06 - $18.06
                                       -------      -------------

Outstanding at
     Dec. 31, 1995                     524,650     $7.25 - $19.44

Exercisable at
     Dec. 31, 1995                     356,568     $7.25 - $16.50
                                       -------     --------------


         The Company issued from treasury 6,219, 8,038 and 7,282 shares of common stock in fiscal years 1995, 1994 and 1993, respectively, as annual Board of Directors fees. Costs relating to these fees (in thousands) of $129, $99 and $91 were recorded in fiscal years 1995, 1994 and 1993, respectively.

14.      ACQUISITION OF SIMAG

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


15.      ACQUISITION OF DELFIELD AND WHITLENGE

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

         The method of accounting used for the combination was the purchase method. The initial amount of goodwill allocated to Delfield and Whitlenge was $73.7 million and is being amortized over 40 years using the straight-line method. The acquisition price included: (a) $30.4 million in cash, (b) 1.2 million shares of common stock (with a market value of approximately $16.5 million on the acquisition date) and (c)
         2.0 million shares of Series A $0.62 cumulative convertible preferred stock with an aggregate liquidation preference of $22.5 million which are convertible into 1,525,393 shares of common stock. Also, the acquisition price of $69.3 million was increased by $12.1 million to include 667,000 shares of additional common stock based upon the businesses of Delfield and Whitlenge meeting a specified level of earnings before interest, income taxes, depreciation and amortization in fiscal year 1994. These additional shares were issued subsequent to January 1, 1995. In addition, Scotsman also assumed Delfield and Whitlenge debt of approximately $35 million which was substantially repaid on the acquisition date. (See Note 8.) The results of Delfield and Whitlenge are included in the income statements for the Company beginning after April 29, 1994.

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

(b) Pro forma weighted average number of common shares outstanding consists of the following: For all periods presented, Scotsman common stock and common stock equivalents before the impact of the issuance of the additional 1.2 million shares in April 1994, the full-year impact of the additional 1.2 million common shares, 1,525,393 common stock equivalents for the convertible preferred shares outstanding, and the 667,000 contingently issuable shares of common stock. The computation for the 12 months ended January 2, 1994, does not include the dilutive effect of stock options outstanding as that effect is immaterial.

16.  ACQUISITION OF HARTEK

         The Company's Scotsman Group Inc. subsidiary acquired on December 31, 1995, the stock of Hartek Beverage Handling GmbH and the stock of Hartek Awagem Vertriebsges. m.b.H. ("Hartek"), a beverage dispensing manufacturer and a small distributor of Hartek and other products located in Radevormwald, Germany and Vienna, Austria, respectively. The combined Hartek businesses had 1995 annual sales of approximately $24 million. The method of accounting used for the combination was the purchase method. The results of the Hartek businesses have not been included in the income statements of the Company since these businesses were acquired on December 31, 1995. The two Hartek entities were acquired for $4.8 million, subject to adjustment based on the terms of the purchase agreement, and no shares of stock were or will be issued as a result of these acquisitions. The cash outlay was offset by cash on the books of Hartek at closing of $3.3 million. Goodwill of $1.9 million has been recorded and will be finalized within 12 months of the acquisition. The preliminary amount of goodwill from these acquisitions will be amortized for book purposes over 40 years using the straight-line method. Under the terms of the agreement governing the purchase of the Hartek businesses, the Company is required to pay to the seller 75 percent of any tax loss carry forwards used in reduction of taxable profits in the next three calendar years which were available to Hartek as of December 31, 1995, not to exceed an amount of 2.2 million Deutsche marks or, as of December 31, 1995, approximately $1.5 million. In addition, Scotsman also assumed Hartek debt of approximately $6.4 million.

         Pro forma unaudited 1995 net sales of the Company, as if Hartek were acquired on the first day of fiscal year 1995 would have been $349 million. Pro forma information relating to net income and earnings per share has not been presented as the pro forma impact of those numbers on the Company's results was not material. Pro forma information includes assumptions and estimates and is not necessarily indicative of the results of operations of the Company as they may be in the future or as they might have been had the transaction occurred as discussed above.

17.      CONTINGENCIES

         On March 26, 1993, Remcor Products Company ("Remcor") filed a lawsuit against the Company's subsidiary, Scotsman Group Inc. ("SGI"), and Scotsman Group's subsidiary, Booth, Inc. ("Booth"), in the United States District Court for the Northern District of Illinois. In its Complaint, Remcor alleged that certain ice/drink dispensers made and sold by SGI and Booth infringe a patent owned by Remcor relating to a cold plate system.

         On May 19, 1995, SGI, Booth and Remcor entered into a settlement agreement resolving the lawsuit, and on May 25, 1995, the United States District Court for the Northern District of Illinois entered an order dismissing, with prejudice, the claims filed in this case.
         Under the terms of the settlement agreement, SGI and Booth may continue to manufacture and sell ice-beverage dispensers employing their current design pursuant to a license included in the settlement agreement. While the settlement agreement provides that the financial terms of the settlement are confidential, the amount paid to Remcor was within the reserve previously established by the Company in connection with the lawsuit.

18.      GEOGRAPHIC INFORMATION

         The Company's geographic data, based on the locations of operations, are as follows (in thousands):

For the Fiscal Years Ended   Dec. 31,     Jan. 1,        Jan. 2,
                                 1995        1995           1994
Sales to unaffiliated
customers:
      United States          $239,110     $201,746        $119,127
      Europe                   85,181       64,886          44,825
                              -------      -------         -------
       Total                 $324,291     $266,632        $163,952
                              =======      =======         =======

Operating profit:
      United States          $ 25,309     $ 20,773        $ 13,450
      Europe                    9,145        7,441           4,156
                              -------      -------         -------
       Total                 $ 34,454     $ 28,214        $ 17,606
                              =======      =======         =======

Identifiable assets:
      United States          $181,994     $172,608        $ 66,069
      Europe                   93,949       72,183          37,104
                              -------      -------         -------
       Total                 $275,943     $244,791        $103,173
                              =======      =======         =======



Export sales from the United States were less than 10 percent of consolidated net sales for all years presented.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of Scotsman Industries, Inc.:

We have audited the accompanying consolidated balance sheet of Scotsman Industries, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1995, and January 1, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scotsman Industries, Inc. and subsidiaries as of December 31, 1995, and January 1, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 10 and Note 12 to the consolidated financial statements, the Company changed its methods of accounting for post-retirement benefits other than pensions, post-employment expenses and income taxes effective January 4, 1993.




Arthur Andersen LLP
Chicago, Illinois
February 7, 1996

Scotsman Industries, Inc.
Selected Quarterly Financial Data

(Unaudited)
(Amounts in thousands, except per-share data)

                                                    Fiscal year 1995                                Fiscal year 1994 (a)
                                      --------------------------------------------     --------------------------------------------
For The Three Months Ended            Dec. 31,     Oct. 1,     July 2,     Apr. 2,     Jan. 1,     Oct.  2,     July 3,     Apr. 3,
                                          1995        1995        1995        1995        1995         1994        1994        1994
     Net sales                        $ 70,779    $ 87,075    $ 90,363    $ 76,074    $ 66,565     $ 86,282    $ 75,799    $ 37,986
     Cost of sales                      52,709      63,348      64,471      55,874      49,677       61,125      52,916      26,800
                                      --------    --------    --------    --------    --------     --------    --------    --------
     Gross profit                       18,070      23,727      25,892      20,200      16,888       25,157      22,883      11,186
     Selling and administrative
         expenses                       13,506      13,079      13,627      13,223      12,660       15,064      12,700       7,476
                                      --------    --------    --------    --------    --------     --------    --------    --------
     Income from operations              4,564      10,648      12,265       6,977       4,228       10,093      10,183       3,710
     Interest expense, net               1,366       1,639       1,744       1,577       1,495        1,615       1,399         907
                                      --------    --------    --------    --------    --------     --------    --------    --------
     Income before income taxes          3,198       9,009      10,521       5,400       2,733        8,478       8,784       2,803
     Income taxes                        1,259       4,099       4,792       2,570       1,043        3,799       3,912       1,259
                                      --------    --------    --------    --------    --------     --------    --------    --------
     Net income                       $  1,939    $  4,910    $  5,729    $  2,830    $  1,690     $  4,679    $  4,872    $  1,544
                                      ========    ========    ========    ========    ========     ========    ========    ========
     Net income per share (b):
         Primary                       $  0.18    $   0.50    $   0.59    $   0.29    $   0.16     $   0.52     $  0.58    $   0.22
                                      ========    ========    ========    ========    ========     ========    ========    ========
         Fully diluted                 $  0.18    $   0.46    $   0.54    $   0.27    $   0.16     $   0.44     $  0.51    $   0.22
                                      ========    ========    ========    ========    ========     ========    ========    ========

    Weighted average common shares
          outstanding:
          Primary                    9,111,889   9,129,549   9,128,141   8,565,289   8,397,481    8,379,719   8,010,699   7,136,085
          Fully diluted             10,650,140  10,654,786  10,653,582  10,640,578  10,595,294   10,583,355   9,601,544          --

(a) The results for fiscal year 1994 included the results of Delfield and Whitlenge subsequent to their acquisitions on April 29, 1994.

(b) For quarters during 1994 and 1995 the dilutive effect of stock options outstanding was included in the weighted average common shares outstanding. For quarters ending subsequent to April 29, 1994, net income per share on a primary basis was computed to be net income after preferred stock dividends. For quarters ending subsequent to April 29, 1994, fully-diluted net income per share was based on net income before preferred stock dividends and the number of shares assumed the conversion of convertible preferred stock from the date of issue and also included the dilutive impact, as if issuance had occurred on the acquisition date, of contingent shares that have been distributed to the sellers of Delfield and Whitlenge subsequent to January 1, 1995, based on those businesses having achieved a specified combined level of earnings during fiscal year 1994.

Scotsman Industries, Inc.
Five Year Summary

(Amounts in thousands, except per-share data)

For the Fiscal Years Ended             Dec. 31,     Jan. 1,     Jan. 2,     Jan. 3,    Dec. 29,
                                         1995(a)   1995 (b)        1994        1993    1991 (c)
Net sales                              $324,291    $266,632    $163,952    $168,674    $164,126
Income before income taxes               28,128      22,798      13,371      10,185         936
Net income (loss)                        15,408      12,785       7,411       6,392      (1,674)
Net income (loss) per share:
  fully diluted (d)                        1.45        1.35        1.06        0.90       (0.24)
Total assets (e)                        275,943     244,791     103,173      96,103     112,808
Long-term debt and capitalized
  lease obligations, excluding
  current portion (e)                    74,719      85,161      29,469      29,589      29,807
Cash dividends declared per
    common share                       $   0.10    $   0.10    $   0.10    $   0.10    $   0.10
                                       ========    ========    ========    ========    ========

(a) The information for the fiscal year ended December 31, 1995, includes balance sheet information for the Hartek businesses which were acquired on December 31, 1995.

(b) The results for the fiscal year ended January 1, 1995, include the results from Delfield and Whitlenge as of the date of their acquisitions, April 29, 1994.

(c) The results for the fiscal year ended December 29, 1991, included a $1.0 million after-tax loss recognized from the sale of assets of the Halsey Taylor business in July 1991 and a $5.0 million after-tax reserve established for the then planned disposition of the Glenco-Star division. Net income on an unaudited pro forma basis for the fiscal year ended December 29, 1991, adjusted to exclude the losses of $6.0 million described above and the results of operations of Glenco-Star and Halsey Taylor, would have been $5.6 million, or $.79 per share. Pro forma results are based on assumptions and estimates and are not necessarily indicative of the results of the Company as they might have been had the transaction occurred as discussed above.


(d) The calculation of net income per share for the fiscal years 1995, 1994, 1993, 1992 and 1991 was based on 10,649,763, 9,488,965, 7,000,651,
    7,096,976 and 7,098,968 weighted average shares of common stock, respectively. The calculation of fully-diluted net income per share for the fiscal years ended January 1, 1995, and December 31, 1995, is based on net income before preferred stock dividends. The number of shares assumes conversion of convertible preferred stock from the date of issue and also includes the dilutive impact, as if issuance had occurred on the acquisition date, of contingent shares which were subsequently distributed to the sellers of Delfield and Whitlenge based on those businesses having achieved a specified combined level of earnings during fiscal year 1994, and also includes the dilutive impact of common stock options outstanding. The net income per-share calculation for fiscal years ended prior to January 1, 1995, did not reflect the dilutive effect of stock options outstanding as the dilutive effect was immaterial.

(e) At year end

Scotsman Industries, Inc.
Common Stock


Scotsman Industries, Inc. common stock is listed on the New York Stock Exchange. The common stock ticker symbol is SCT.


                                                                                   Dividends
1994                                             High           Low      Last       Declared
1st Quarter                                    16 7/8        14        14 3/8         $0.025
2nd Quarter                                    15            13        13 1/4         $0.025
3rd Quarter                                    16 1/2        13 3/8    16 3/8         $0.025
4th Quarter                                    18 1/4        15 3/8    17 1/8         $0.025
                                                                                    --------
Total dividends declared                                                              $0.100

Shares outstanding at January 1, 1995                                              8,267,938

Shareholders of record at January 1, 1995                                              5,321





                                                                                   Dividends
1995                                             High           Low      Last       Declared
1st Quarter                                    18 5/8        16 7/8    18 1/2         $0.025
2nd Quarter                                    19 3/4        17        18 1/2         $0.025
3rd Quarter                                    20            15 1/8    16 3/8         $0.025
4th Quarter                                    17 3/4        16        17 5/8         $0.025
                                                                                    --------
Total dividends declared                                                              $0.100

Shares outstanding at December 31, 1995                                            8,964,974

Shareholders of record at December 31, 1995                                            4,800
