Form 10-K, Exhibit 13
period 1996-12-29
SCOTSMAN INDUSTRIES INC
filed 1997-03-31
CIK 846660

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company's financial condition and results of operation should be read in conjunction with the Company's audited consolidated financial statements and notes thereto. In addition to historical information, the following management's discussion and analysis of financial condition and results of operations contains forward looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those anticipated as a result of unforeseen factors. For a discussion of certain factors that could cause actual results to differ from those anticipated, see the Cautionary Statements included in Exhibit 99 to the Company's Annual Report on Form 10-K.

RECENT DEVELOPMENT

In March of 1997 the Company completed the acquisition of Kysor Industrial Corporation ("Kysor"), a major manufacturer and marketer of refrigerated display cases, commercial refrigeration systems and insulated panels primarily serving the supermarket industry. The Company purchased Kysor's common and preferred stock (hereinafter referred to as the "Acquisition") for an aggregate purchase price of $309 million. Concurrent with the purchase, the Company sold Kysor's Transportation Products Group to a third party for an aggregate purchase price of $86 million plus the assumption of certain liabilities. The Company retained possession of Kysor's Commercial Products Group.

The Acquisition, after giving effect to the divestiture of the Transportation Products Group and other acquisition related transactions, was financed through a $415 million loan facility between the Company and the First National Bank of Chicago (the "FNBC Facility"). The FNBC Facility consists of a $150 million seven-year term loan and a $265 million seven-year revolving loan facility, both with an initial interest rate of 1.375 percent above Eurocurrency rates. The interest rates on both facilities adjust based on a certain ratio tied to the strength of the Company's balance sheet. The FNBC Facility requires that a notional amount of $150 million be hedged for three years. In addition to financing the Acquisition, proceeds from the FNBC Facility were used to repay existing debt, including borrowings under an earlier $90 million reducing credit facility with a group of banks ("old credit facility") and a $20 million private placement of debt, and will be used to pay expenses associated with the acquisition. The prepayment of the private placement debt resulted in a pre-tax charge of $0.8 million in the first quarter of 1997.

Due to the significance of the Acquisition to the Company, the Company's future operating results and capital structure will be materially different from, and will not be comparable to, prior periods. For fiscal year 1996, Kysor's sales of commercial refrigeration products were $245.1 million, which when combined with the comparable period for the Company would have resulted in pro forma combined sales of $601.4 million, a 69 percent increase over the Company's reported 1996 sales. The Company's operating income in 1997 is expected to increase significantly as a result of the Acquisition and associated benefits, while amortization of goodwill and interest expense also are expected to increase significantly. Management currently expects that the Acquisition will not be dilutive to the Company's earnings per share in 1997.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 29, 1996 ("1996"), COMPARED WITH YEAR ENDED DECEMBER 31, 1995 ("1995")

The Company experienced strong operating results in 1996 compared with 1995. Sales increased in many of the Company's businesses and operating income as a percentage of sales increased as well. These positive operating results were largely attributable to the inclusion of a full year's operations of Hartek Beverage Handling GmbH ("Hartek"), which was purchased by the Company on December 31, 1995, strong growth at Whitlenge Drink Equipment Limited ("Whitlenge"), solid sales gains from the Company's European ice machine businesses and a continued emphasis on cost containment.

The Company's total sales increased by $32.1 million, or 10 percent, to a record $356.4 million in 1996 from $324.3 million in 1995.

Ice machine sales, which represented 49 percent of total sales of the Company in 1996, increased by $6.5 million, or 4 percent, to $176.0 million in 1996 from $169.5 million in 1995 primarily due to 15 percent growth in sales from European operations while domestic sales of ice machines remained relatively constant.

Food preparation and storage equipment sales, which represented 29 percent of total sales of the Company in 1996, remained constant compared to 1995, reflecting a decline in European bakery equipment sales and a modest increase in sales of food preparation equipment by The Delfield Company ("Delfield"), which were limited by a slowing of the domestic market for such products. Sales in this product category are expected to increase in 1997 due to Delfield's designation by Boston Market as sole supplier of serving line equipment and certain related products.

Drink dispensing equipment sales, which represented 19 percent of total sales of the Company in 1996, increased by $27.6 million, or 69 percent, to $67.6 million in 1996 from $40.0 million in 1995, driven primarily by the inclusion of the operating results of Hartek and growth of 24 percent at Whitlenge due to increasing their export sales and a strong domestic beer market in the United Kingdom.

Niche products sales, which represented 3 percent of total company sales in 1996, decreased by $2.3 million, or 21 percent, to $9.2 million in 1996 from $11.5 million in 1995, driven primarily by a lower volume of certain contract products and ventilation equipment.

The Company's gross profit increased by $10.5 million, or 12 percent, to $98.4 million in 1996 from $87.9 million in 1995. The Company's gross profit margin increased to 27.6 percent of total sales in 1996 from 27.1 percent of total sales in 1995 due to selling price increases in certain products, moderating material costs and the impact of higher sales in relation to a base of certain fixed production costs. These gains were partially offset by higher production costs at Delfield due to inefficiencies incurred while implementing process improvements and organizational changes in anticipation of future growth requirements.

Selling and administrative expenses increased $4.7 million, or 9 percent, to $58.1 million in 1996 from $53.4 million in 1995. Although selling and administrative expenses increased due to the inclusion of Hartek, selling and administrative expenses as a percentage of total sales of the Company declined to 16.3 percent in 1996 from 16.5 percent in 1995, primarily due to higher overall sales and lower advertising costs.

Income from operations increased by $5.8 million, or 17 percent, to $40.3 million in 1996 from $34.5 million in 1995 primarily due to increased sales with higher associated gross margins and the continued benefit of cost containment plans initiated during 1996 and in prior years.

Net interest expense decreased by $1.0 million, or 17 percent, to $5.3 million in 1996 from $6.3 million in 1995 primarily due to the Company's lower average debt levels and a favorable interest rate environment.

Income taxes increased by $3.7 million to $16.4 million in 1996 from $12.7 million in 1995 due to higher income from operations and a higher effective tax rate. The Company's tax rate increased to 47.0 percent in 1996 from 45.2 percent in 1995 primarily due to the higher percentages of sales generated from foreign operations with higher relative tax rates.

Overall, net income increased by $3.2 million, or 21 percent, to $18.6 million in 1996 from $15.4 million in 1995. On a fully-diluted basis, earnings per share increased by $0.28, or 19 percent, to $1.73 in 1996 from $1.45 in 1995. Of note, the effects of fluctuations in currency exchange rates on the Company's results of operations were immaterial.

YEAR ENDED DECEMBER 31, 1995 ("1995"), COMPARED WITH YEAR ENDED JANUARY 1, 1995 ("1994") Scotsman Industries sales increased 22 percent in 1995, to $324.3 million, compared with $266.6 million in 1994. Strong gains in worldwide ice machine sales and the inclusion of Delfield and Whitlenge results for the full year were primary contributors to this growth.

Ice machine sales increased 13 percent from the prior year and represented 52 percent of total sales in 1995. Domestic ice machine sales were up 7 percent, a significantly greater gain than the market as a whole. New products and expansion of the distribution system contributed to the share gain. Sales of ice machines outside the U.S. increased more than 20 percent due to improvement in Western European markets and substantial sales increases to the Asia-Pacific region. In December 1995 the Company's joint venture in Shenyang, China began production of ice machines to be sold in the domestic China market.

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

The Company's 1995 worldwide drink dispensing equipment sales increased 23 percent versus the prior year due to the inclusion of Whitlenge's sales for only eight months of 1994. On a full-year basis, drink dispensing equipment realized increased sales of 5 percent, compared with the prior year, primarily due to Whitlenge's increased penetration of continental European markets. Sales of this equipment accounted for 12 percent of 1995 Company sales. Niche products, including ventilation equipment and certain contract products, comprised the balance of the Company's sales.

Gross profit increased significantly in dollars but declined as a percentage of sales, to 27.1 percent in 1995 from 28.5 percent in 1994, as a result of the full-year inclusion of Delfield and Whitlenge results, which historically have had lower gross profit margins. The impact of the increases of cost of materials and a shift in sales mix at Delfield toward customers served by higher-cost distribution channels also impacted gross profit in 1995.

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

Interest expense, net, increased $0.9 million due to the higher average debt levels associated with the Delfield and Whitlenge acquisitions. A higher effective income tax rate of 45.2 percent in 1995, compared with 43.9 percent in 1994, reflects a greater proportion of income from the Company's higher-taxed Italian subsidiaries.

1995 net income of $15.4 million and fully-diluted net income per share of $1.45 were record highs for Scotsman Industries. Hartek, acquired on December 31, 1995, had no impact on the income statement for the year. The effect of changes in currency exchange rates was immaterial on the Company's results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company's liquidity requirements have arisen primarily from the need to fund its working capital, capital expenditures, acquisitions and interest expense, including fixed obligations associated with debt or lease obligations. The Company has met these liquidity requirements through use of funds generated from operations, along with financing through various sources.

The Company expects to continue to generate significant cash flow from operations, which will be used to run the Company's businesses and fund further growth. Increased levels of working capital, capital expenditures and interest expense associated with the Acquisition are not expected to adversely impact the Company's liquidity and access to capital. The Company expects its needs, including those associated with the Acquisition, to be satisfied from operating activities and borrowings available under its existing loan facilities, including the FNBC Facility. Subsequent to the Acquisition, the Company's total debt will increase by approximately $293.4 million to approximately $370.0 million from $76.6 million at December 29, 1996, and the Company's total debt to book capitalization will increase to approximately 74 percent from 37 percent at December 29, 1996.

The Company generated cash from operating activities of $23.5 million in 1996, which was identical to the cash generated from operating activities in 1995. Net income plus depreciation and amortization increased by $4.4 million, or 19 percent, to $27.4 million in 1996 from $23.0 million in 1995.

Accounts receivable, excluding the effects of changes in exchange rates, increased by $3.3 million compared with year-end 1995 due to strong sales growth in many of the Company's businesses along with the impact of extended payment programs in certain of the Company's businesses. Inventories, excluding the effect of changes in exchange rates, declined $0.2 million, which reflects an improvement in the inventory turnover ratio. Trade accounts payable and other liabilities decreased by $1.9 million, excluding the effects of changes in exchange rates, primarily due to payment of acquisition costs.

Capital expenditures, including those funded through capital leases, decreased $0.4 million, or 6 percent, to $6.2 million in 1996 from $6.6 million in 1995. Capital expenditures in 1996 were made primarily to fund productivity improvements, new product tooling, and maintenance and replacement items. Capital expenditures for the Company's current operations (excluding Kysor) are expected to increase moderately in 1997.

In 1996 the Company acquired 50 percent of the outstanding shares of newly formed SAW Technologies Limited ("SAW") with Aztec Developments Limited ("Aztec") as the other 50 percent shareholder in the U.K.-based joint venture company. Under the terms of the joint venture agreement, Aztec sold its technologically advanced beverage dispensing valve, patents and manufacturing capability to SAW and the Company contributed capital to SAW. The cost incurred by the Company in 1996 relating to SAW was approximately $2.0 million. The Company also increased its investment in the joint venture in China at a cost of $0.4 million during 1996. The Company financed these capital contributions to the joint ventures through its old credit facility.

Cash and cash equivalents, which consist primarily of cash held by foreign subsidiaries, increased by $0.7 million to $16.5 million at December 29, 1996, from $15.8 million at December 31, 1995.

Long-term debt and capital leases outstanding decreased by $4.5 million to $70.5 million at December 29, 1996, from $75.0 million at December 31, 1995. Of this amount, $35.5 million consisted of borrowings issued under the Company's old credit facility. In addition, as of December 29, 1996, the Company also had $20.0 million of outstanding indebtedness under a private placement agreement and $12.9 million in industrial revenue bonds. As of December 29, 1996, the Company was subject to various covenants as part of its outstanding indebtedness including a covenant which had the effect of restricting the amount of the Company's dividends to its shareholders. Under such a covenant, $45.4 million of retained earnings were restricted as of December 29, 1996. The Company was in compliance with these covenants related to its long-term debt as of December 29, 1996.

The interest rates under the old credit facility were floating and the interest rate on the private placement was fixed at 11.43 percent. The interest rates on the industrial revenue bonds are floating. The Company also has entered into certain interest rate swap agreements pertaining to certain of its indebtedness to reduce the impact of changes in interest rates.

Total debt, including capitalized leases, decreased by $11.2 million to $76.6 million at December 29, 1996, from $87.8 million at December 31, 1995. Correspondingly, the Company's debt to book capitalization ratio decreased to 37 percent at December 29, 1996, from 44 percent at December 31, 1995.

Since its first quarter as a publicly-held company, the Company has paid a quarterly dividend of $0.025 per share. The continuation, amount and timing of this dividend will be determined by the Board of Directors and may change as conditions warrant.

Scotsman Industries, Inc.
Consolidated Statement of Income

(Amounts in thousands, except per-share data)

For the Fiscal Years Ended




                           Dec. 29,    Dec. 31,    Jan. 1,
                               1996        1995       1995

Net sales                  $356,373    $324,291   $266,632

Cost of sales               257,942     236,402    190,518
                           --------    --------   --------
Gross profit                 98,431      87,889     76,114

Selling and administrative
expenses                     58,135      53,435     47,900
                           --------    --------   --------
Income from operations       40,296      34,454     28,214

Interest expense, net         5,279       6,326      5,416
                           --------    --------   --------
Income before income taxes   35,017      28,128     22,798

Income taxes                 16,449      12,720     10,013
                           --------    --------   --------
Net income                 $ 18,568    $ 15,408   $ 12,785

Preferred stock dividends       813       1,240        885
                           --------    --------   --------
Net income available to
common shareholders        $ 17,755    $ 14,168   $ 11,900
                           ========    ========   ========

Net income per share:
  Primary                  $   1.85    $   1.58   $   1.49
                           --------    --------   --------
  Fully diluted            $   1.73    $   1.45   $   1.35
                           --------    --------   --------



The accompanying notes to consolidated financial statements are an integral part of this statement.



Scotsman Industries, Inc.
Consolidated Balance Sheet

(Amounts in thousands)



                                                         Dec. 29,    Dec. 31,
                                                             1996        1995
Assets
Current Assets:
     Cash and temporary cash investments                 $ 16,501    $ 15,808
     Trade accounts and notes receivable, net of
       allowances of $2,778 in 1996 and $2,960 in 1995     58,734      54,500
     Inventories                                           52,530      52,251
     Deferred income taxes                                  4,708       5,690
     Other current assets                                   5,101       3,093
                                                         --------    --------
     Total current assets                                 137,574     131,342
Properties and equipment, net                              46,659      46,373
Goodwill, net                                              94,975      94,732
Other noncurrent assets                                     4,056       3,496
                                                         --------    --------
     Total assets                                        $283,264    $275,943
                                                         ========    ========

Liabilities and Shareholders' Equity
Current Liabilities:
     Short-term debt and current maturities of
       capitalized lease obligations and
       long-term debt                                    $ 16,317    $ 13,037
     Trade accounts payable                                22,344      24,174
     Accrued income taxes                                   6,302       4,491
     Accrued expenses                                      33,290      34,812
                                                         --------    --------
     Total current liabilities                             78,253      76,514

Long-term debt and capitalized lease obligations           60,289      74,719
Deferred income taxes                                       3,710       3,814
Other noncurrent liabilities                                9,300       8,577
                                                         --------    --------
     Total liabilities                                    151,552     163,624

Shareholders' Equity:
     Common stock, $.10 par value, authorized 50,000,000
       shares; issued 10,729,513 shares and 9,153,014
       shares, respectively                                 1,073         915
     Preferred stock, $1.00 par value, authorized
       10,000,000 shares; issued 0 shares and 1,999,992
       shares, respectively                                    --       2,000
     Additional paid in capital                            73,053      70,514
     Retained earnings                                     62,036      45,232
     Deferred compensation and unrecognized pension cost     (117)        (88)
     Foreign currency translation adjustments              (2,877)     (4,911)
     Less: Common stock held in treasury;
       187,049 and 188,040 shares, respectively            (1,456)     (1,343)
                                                         --------    --------
     Total shareholders' equity                           131,712     112,319
                                                         --------    --------
     Total liabilities and shareholders' equity          $283,264    $275,943
                                                         ========    ========


The accompanying notes to consolidated financial statements are an integral part of this statement.



Scotsman Industries, Inc.
Consolidated Statement of Cash Flows

(Amounts in thousands)

For the Fiscal Years Ended                                    Dec. 29,     Dec.31,     Jan. 1,
                                                                  1996        1995        1995
Cash flows from operating activities:
     Net income                                               $ 18,568    $ 15,408    $ 12,785
     Adjustments to reconcile net income to net
     cash provided by operating activities:
       Depreciation and amortization                             8,870       7,594       6,019
       Loss (gain) on property dispositions                        (82)        (39)         45

     Change in assets and liabilities:
       Trade accounts receivable                                (3,310)     (2,607)     (7,779)
       Inventories                                                 237       2,006      (3,815)
       Trade accounts payable and other liabilities             (1,877)     (2,074)     10,290
       Other, net                                                1,101       3,162      (1,369)
                                                              --------    --------    --------
     Net cash provided by operating activities                  23,507      23,450      16,176
Cash flows from investing activities:
     Investment in properties and equipment                     (6,195)     (6,513)     (5,434)
     Proceeds from dispositions of properties and equipment        230         215          34
     Acquisition of Delfield and Whitlenge                          --          --     (28,689)
     Investment in U.K. joint venture                           (2,024)         --          --
     Investment in China joint venture, net                       (399)       (665)         --
     Acquisition of Hartek                                        (991)     (1,491)         --
                                                              --------    --------    --------
     Net cash used in investing activities                      (9,379)     (8,454)    (34,089)
Cash flows from financing and capital activities:
     Short-term debt, net                                       (6,524)      3,616         (74)
     Issuance of long-term debt                                 16,074      17,806      63,000
     Principal payments under long-term debt
       and capitalized leases                                  (21,128)    (28,071)    (42,831)
     Dividends paid to shareholders                             (2,035)     (2,118)     (1,339)
                                                              --------    --------    --------
     Net cash provided by (used in) financing
       and capital activities                                  (13,613)     (8,767)     18,756
Effect of exchange rate changes on cash and
     temporary cash investments                                    178        (191)        465
                                                              --------    --------    --------

Net increase in cash and temporary cash investments                693       6,038       1,308
Cash and temporary cash investments at beginning of year        15,808       9,770       8,462
                                                              --------    --------    --------
Cash and temporary cash investments at end of year            $ 16,501     $15,808    $  9,770
                                                              ========    ========    ========
Supplemental disclosure of cash flow information:
     Cash paid during the year for:
       Interest                                               $  6,812    $  7,431    $  4,566
                                                              ========    ========    ========
       Income taxes                                           $ 14,957    $ 10,992    $ 10,685
                                                              ========    ========    ========

Supplemental schedule of noncash investing
     and financing activities:
       Investment in properties and equipment through
       issuance of capitalized lease obligations              $    (42)   $    (96)   $    (56)
                                                              ========    ========    ========
       Issuance of stock for acquisition of Delfield and
       Whitlenge                                              $     --    $(12,089)   $(39,000)
                                                              ========    ========    ========




The accompanying notes to consolidated financial statements are an integral part of this statement.

Scotsman Industries, Inc.
Consolidated Statement of Shareholders' Equity

(Amounts in thousands, except number of shares)



                                                                                                       Foreign
                                  Treasury     Common  Preferred  Additional                          Currency
                                     Stock      Stock      Stock     Paid in   Retained            Translation  Treasury
                                    Number  Par Value  Par Value     Capital   Earnings Other (a)  Adjustments     Stock    Total
                                  --------  ---------  ---------    --------   -------- ---------   ----------   -------  --------
Balance at January 2, 1994         202,295      $ 721     $   --    $ 20,557   $ 20,855    $  (54)     $(6,741)  $(1,344) $ 33,994
                                   -------      -----     ------    --------   --------    ------      -------   -------  --------
  Net income                            --         --         --          --     12,785        --           --        --    12,785
  Foreign currency translation
    adjustments                         --         --         --          --         --        --        1,710        --     1,710
  Issuance of deferred
    compensation                    (8,038)        --         --         118         --      (119)          --         1        --
  Amortization of deferred
    compensation                        --         --         --          --         --        99           --        --        99
  Dividends declared to common
    shareholders                        --         --         --          --       (796)       --           --        --      (796)
  Dividends declared to preferred
    shareholders                        --         --         --          --       (885)       --           --        --      (885)
  Issuance of common and preferred
    stock relating to acquisition
    of Delfield and Whitlenge           --        120      2,000      36,880         --        --           --        --    39,000
  Stock options exercised               --          5         --         530         --        --           --        --       535
  Unrecognized pension cost             --         --         --          --         --        21           --        --        21
  Other                                  2         --         --          --         --        --           --        --        --
                                   -------      -----     ------    --------   --------    ------      -------   -------  --------
Balance at January 1, 1995         194,259      $ 846     $2,000    $ 58,085    $31,959    $  (53)     $(5,031)  $(1,343) $ 86,463
                                   =======      =====     ======    ========   ========    ======      =======   =======  ========
  Net income                            --         --         --          --     15,408        --           --        --    15,408
  Foreign currency translation
    adjustments                         --         --         --          --         --        --          120        --       120
  Issuance of deferred
    compensation                    (6,219)        --         --         120         --      (120)          --        --        --
  Amortization of deferred
    compensation                        --         --         --          --         --       129           --        --       129
  Dividends declared to common
    shareholders                        --         --         --          --       (895)       --           --        --      (895)
  Dividends declared to preferred
    shareholders                        --         --         --          --     (1,240)       --           --        --    (1,240)
  Issuance of common stock
    relating to acquisition
    of Delfield and Whitlenge           --         67         --      12,022         --        --           --        --    12,089
  Stock options exercised               --          2         --         287         --        --           --        --       289
  Unrecognized pension cost             --         --         --          --         --       (44)          --        --       (44)
                                   -------      -----     ------    --------   --------    ------      -------   -------  --------
Balance at December 31, 1995       188,040      $ 915     $2,000    $ 70,514   $ 45,232    $  (88)     $(4,911)  $(1,343) $112,319
  Net income                            --         --         --          --     18,568        --           --        --    18,568


                                                                                                       Foreign
                                     Treasury    Common   Preferred  Additional                        Currency
                                      Stock      Stock      Stock     Paid in    Retained            Translatio  Treasury
                                      Number   Par Value  Par Value   Capital    Earnings Other (a)  Adjustment   Stock      Total
                                     --------  ---------  ---------  ----------  -------- ---------  ----------  --------   -------
     Foreign currency translation
      adjustments                          --        --         --         --         --       --       2,034       --        2,034
     Issuance of deferred
      compensation                     (5,965)       --         --        119         --     (119)         --       --          --
     Amortization of deferred
      compensation                         --        --         --         --         --      120          --       --          120
     Dividends declared to common
      shareholders                         --        --         --         --       (951)      --          --       --         (951)
     Dividends declared to preferred
      shareholders                         --        --         --         --       (813)      --          --       --         (813)
     Conversion of preferred stock
      into common stock                    --       153     (2,000)     1,847         --       --          --       --          --
     Stock options exercised            4,974         5         --        573         --       --          --      (113)        465
     Unrecognized pension cost             --        --         --         --         --      (30)         --       --          (30)
                                     --------    ------     ------   --------    -------    -----     -------   -------    --------
Balance at December 29, 1996          187,049    $1,073     $   --   $ 73,053    $62,036    $(117)    $(2,877)  $(1,456)   $131,712
                                     ========    ======     ======   ========    =======    =====     =======   =======    ========


(a) Other shareholders' equity includes deferred compensation and unrecognized pension cost.

The accompanying notes to consolidated financial statements are an integral part of this statement.

SCOTSMAN INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


      Basis of Consolidation

      The consolidated financial statements include the accounts of Scotsman Industries, Inc. ("Scotsman" or "the Company") and its consolidated subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

      Certain amounts in the consolidated financial statements for previous years have been reclassified to conform to the presentation used for fiscal year 1996.

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

      Fiscal Year

      The Company reports on a 52-53 week fiscal year ending on the Sunday nearest to December 31. Fiscal years 1996, 1995 and 1994 had 52 weeks.

      Cash Management

      The Company considers all highly liquid investments with original maturities of three months or less to be temporary cash investments.

      Temporary cash investments, primarily Eurodollar deposits or repurchase agreements with maturities of 90 days or less, are carried at cost, which approximates market. Interest income (in thousands) included in interest expense, net was $791, $633 and $277 for fiscal years 1996, 1995 and 1994, respectively.

      Trade Accounts and Notes Receivable

      Trade accounts and notes receivable at December 29, 1996, and December 31, 1995, included notes of $7.5 million and $7.3 million, respectively.

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

      Goodwill

      Cost of investments in excess of net assets of businesses acquired after October 1970 is being amortized using the straight-line method over 40 years. The related amortization expense was $2.5 million, $2.4 million and $1.5 million for the fiscal years 1996, 1995 and 1994, respectively. At December 29, 1996, and December 31, 1995, accumulated amortization was $8.0 million and $5.4 million, respectively. After an acquisition, the Company continually reviews whether subsequent events and circumstances have occurred that indicate that the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. If events and circumstances indicate that goodwill related to a particular business should be reviewed for possible impairment, the Company uses projections to assess whether future operating income of the business on a non-discounted basis is likely to exceed the goodwill amortization over the remaining life of the goodwill, to determine whether a writedown of goodwill to recoverable value (as determined by the same projections) is appropriate.

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

      Research and Development Costs

      Research and development costs related to both present and future products are expensed currently. Research and development expenditures for fiscal years 1996, 1995 and 1994 were $5.6 million, $4.8 million and $5.1 million, respectively.

      Foreign Currency Translation

      The Company has foreign subsidiaries located in Italy, Germany, Austria, China and the United Kingdom. Foreign subsidiary income and expenses are translated into United States dollars at the average rates of exchange prevailing during the year. The assets and liabilities are translated into U.S. dollars at the rates of exchange on the balance sheet date, and the related translation adjustments are accumulated as a separate component of shareholders' equity. As the Company intends to maintain its investments in these subsidiaries indefinitely, ultimate realization of these translation adjustments is highly uncertain. Foreign currency transaction gains and losses are minimal and are recorded in income as they occur.

      Taxes

      Federal and state income taxes are not provided on undistributed earnings of foreign subsidiaries that have been or are intended to be reinvested indefinitely.

      Stock Options

      In 1995 the Financial Accounting Standards Board issued Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123"). Currently, when stock options are exercised proceeds from the sale of common stock issued under those options are credited to common stock and additional paid in capital. Therefore, under the method used by the Company, no charges or credits are made to income for stock options. As permitted by SFAS 123, the Company will continue to account for stock options as described above. The financial statement effect of this new standard is limited to additional required footnote disclosure in 1996 which is provided in Note 12.

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


2.    INVENTORIES

      Inventories consisted of the following (in thousands):



                           Dec. 29, 1996          Dec. 31, 1995
      Finished goods           $23,207                $21,604
      Work-in-process            9,052                  8,023
      Raw materials             20,271                 22,624
                               -------                -------
      Total inventories        $52,530                $52,251
                               =======                =======

      Approximately $7.0 million and $7.5 million of total Company inventories were valued on the LIFO method in fiscal 1996 and 1995, respectively. In 1996 there were reductions in levels of inventory valued on LIFO which reduced cost of sales by $0.1 million. If inventories valued on the LIFO method had been valued using the FIFO method, they would have been $3.9 million and $4.1 million higher at December 29, 1996, and December 31, 1995, respectively.

3.   PROPERTIES AND EQUIPMENT

     Properties and equipment consisted of assets owned and leased under capital lease arrangements as follows (in thousands):



                               Dec. 29, 1996      Dec. 31, 1995
                               -------------      -------------
     Owned:
      Land                        $  1,966          $  1,995
      Buildings and leasehold
        improvements                28,521            28,046
      Machinery, fixtures and
        equipment                   54,564            49,294
      Accumulated depreciation
        and amortization           (43,000)          (37,949)
                                  --------          --------
      Owned, net                    42,051            41,386
                                  --------          --------

     Leased:
      Buildings and leasehold
        improvements                 5,141             5,029
      Machinery, fixtures and        1,121             1,540
        equipment
      Accumulated depreciation
        and amortization            (1,654)           (1,582)
                                  --------          --------
      Leased, net                    4,608             4,987
                                  --------          --------

      Properties and equipment,
      net                         $ 46,659          $ 46,373
                                  ========          ========


4. SHORT-TERM DEBT

        Short-term debt (in thousands) at December 29, 1996, and December 31, 1995, was $6,115 and $12,767, respectively, and principally related to amounts owed under lines of credit. The weighted average interest rate based on short-term debt outstanding as of December 29, 1996, and December 31, 1995, was
6.1 percent and 7.3 percent, respectively. Average borrowings (in thousands) and the related weighted average interest rates were as follows:


                                         1996      1995
                                         ----      ----
     Bank and other borrowings          $4,888    $2,463
     Weighted average interest rate       6.4%      7.9%
                                        ======    ======



      The maximum aggregate short-term debt outstanding (in thousands) at the end of any month during fiscal years 1996 and 1995 was $11,109 and $12,767, respectively.

5.    LINES OF CREDIT

      The Company maintains various credit agreements which are used primarily to fund the Company's working capital needs. At December 29, 1996, these agreements (in thousands) included foreign and domestic lines of credit of $18,472 and $11,000, respectively. Lines of credit are reviewed annually, with amounts borrowed under lines of credit included in short-term debt.

      At December 29, 1996, foreign and domestic lines of credit not in use were (in thousands) $18,216 and $5,141, respectively. Borrowings under these agreements are available at the prime rate or other prevailing market rates. There are no fees or compensating balance requirements on the lines of credit.

6.    ACCRUED EXPENSES

      Accrued expenses consisted of the following (in thousands):


                                       Dec. 29, 1996  Dec. 31, 1995
                                       -------------  -------------
      Payroll and employee benefits        $ 7,818       $ 6,394
      Current portion of product
       warranties                            6,673         5,994
      Reserve for customer allowances        4,264         3,446
      Other current liabilities             14,535        18,978
                                           -------       -------
      Total accrued expenses               $33,290       $34,812
                                           =======       =======



7.   LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS

     Long-term debt and capitalized lease obligations consisted of the following (in thousands):

                                      Dec. 29,         Dec. 31,
                                        1996             1995
                                      --------         --------
     Credit Agreement
      with floating interest rates;
      due 2000                        $35,473          $41,765
     11.43% private placement
      agreement; due 1997-1998         20,000           20,000
     Allendale County Industrial
      Revenue Bonds with floating
      interest rate;  due 2001          9,250            9,250
     Town of Covington
      Industrial Revenue Bonds
      with floating interest rate;
      due 2002 - 2006                   3,150            3,150
     Isabella County
      Industrial Revenue Bonds
      with floating interest rate;
      due 1996 - 2003                     450              500
     Foreign borrowings
      with various interest rates;
      due 1997 - 2011                   2,047                -
     Capital lease obligations
      with various interest rates;
      due 1996 - 1998                     121              324
                                      -------          -------
      Total                           $70,491          $74,989
      Current portion                  10,202              270
                                      -------          -------
      Long-term portion               $60,289          $74,719
                                      =======          =======



     In April 1994 a $90 million reducing revolving credit agreement ("Credit Agreement") was established to provide the financing for the cash consideration paid in connection with the acquisitions of Delfield and Whitlenge, the refinancing of the majority of approximately $35 million in existing indebtedness of Delfield and Whitlenge, replacement of letters of credit of approximately $10.1 million, working capital for the Company and its subsidiaries following the acquisitions, and transaction costs associated with the acquisitions. Under the terms of the Credit Agreement, the revolving credit facility reduces by $7 million at the end of years one and two, $12 million at the end of year three and $5 million at the end of years four and five, with the remaining balance due at the end of year six. As of December 29, 1996, of the $76.0 million of credit available under this agreement, $30.4 million was unused.

Borrowings under the Credit Agreement will bear interest at a floating rate based upon, at the Company's option, (a) the higher of the agent bank's corporate base rate or the federal funds rate plus 0.5 percent per annum, or
(b) the rate offered by the agent bank for deposits in the relevant Eurocurrency, plus an applicable margin. The applicable margin varies between
0.50 percent and 1.0 percent per annum, depending upon the Company's ratio of earnings before interest, taxes and amortization to total interest. As of December 29, 1996, interest rates under the Credit Agreement ranged from approximately 6.1 percent for Eurodollar loans to approximately 6.9 percent for borrowings denominated in pounds sterling. Commitment fees on the Credit Agreement vary from 0.175 percent to 0.25 percent per annum on the unused portion.

In 1989 the Company issued $20.0 million of private placement debt held primarily by insurance companies.

The Allendale County Industrial Revenue Bonds are secured by a bank letter of credit for $9.6 million. The current cost of the commitment fee on the letter of credit ranges from 0.50 percent to 1.0 percent on outstanding principal and interest depending on the Company's interest coverage ratio as defined in the Credit Agreement as described above. The interest rate applicable to the Allendale County Industrial Revenue Bonds was 4.21 percent and 5.23 percent at December 29, 1996, and December 31, 1995, respectively.

Delfield had two industrial revenue bonds outstanding which the Company assumed as of the acquisition in April 1994. One series was issued by the town of Covington, Tennessee and the other was issued by Isabella County, Michigan. The Town of Covington Industrial Revenue Bonds are secured by a building with a net book value of $4.4 million as of December 29, 1996. The Isabella County Industrial Revenue Bonds are secured by a building section with a net book value of $0.8 million as of December 29, 1996. The interest rates for these two industrial revenue bonds as of December 29, 1996, were 5.16 percent and 5.94 percent, respectively. The interest rates for these two industrial revenue bonds as of December 31, 1995, were 5.31 percent and 6.12 percent, respectively.

The Company also has various capital lease obligations which are collateralized by properties and equipment with a net book value of approximately $0.2 million.

The weighted average effective interest rate was 7.5 percent and 7.7 percent at December 29, 1996, and December 31, 1995, respectively. Future required maturities of long-term debt and capital leases assuming letters of credit are outstanding at the same level as December 29, 1996, were as follows (in thousands):

     1997                          $10,202
     1998                           10,710
     1999                              415
     2000                           35,888
     2001                            9,320
     Thereafter                      3,956
                                   -------
     Total                         $70,491
                                   =======


The Credit Agreement and private placement agreement contain various financial covenants that, among other things, require the Company to maintain, on a consolidated basis, specified leverage, interest expense coverage and cash flow coverage ratios, and a minimum adjusted consolidated tangible net worth. The Company was in compliance with these covenants as of December 29, 1996. Among other restrictions, one of the Company's covenants has the effect of restricting the amount of the Company's dividends to its shareholders to an amount equal to $2.0 million plus 40 percent of the sum of cumulative net income from May 2, 1994, forward and the net cash proceeds from the issuance of equity securities after April 29, 1994. Under such a covenant, $45.4 million of retained earnings was restricted as of December 29, 1996. The Company is precluded from paying dividends to its shareholders if a default or an event which, but for the lapse of time or giving of notice, or both, would constitute a default under the Credit Agreement has occurred and is continuing or would occur after giving effect to the payment of such dividends.

8.    OPERATING LEASES

      The Company leases certain of its offices, buildings, and machinery and equipment for periods up to 10 years with various renewal options. Rental expense under operating leases was $2.5 million in 1996, $2.4 million in 1995 and $2.0 million in 1994.

      Future minimum lease commitments under noncancelable operating leases with initial lease terms greater than one year at December 29, 1996, were as follows (in thousands):


                1997                              $1,584
                1998                               1,390
                1999                                 979
                2000                               1,019
                2001                               1,000
                Thereafter                         1,955
                Total minimum lease               ------
                     commitments                  $7,927
                                                  ======



9. EMPLOYEE BENEFIT PLANS

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

      As a result of the spin-off of the Company from Household International, Inc. ("Household") in 1989, Household became responsible for all domestic salaried pension benefits accrued prior to March 31, 1989.

      The Company adopted a supplemental executive retirement plan ("SERP") for certain employees in 1994.

      Net periodic pension cost included in the Consolidated Statement of Income was as follows (in thousands):

                            For the Fiscal Years Ended
                        ------------------------------------
                        Dec. 29,     Dec. 31,      Jan. 1
                          1996         1995         1995
                        ---------   ----------  ------------
      Service cost      $1,141       $  919         $ 815
      Interest cost        790          667           475
      Actual return on
       plan assets      (1,050)        (797)         (213)
      Net amortization
       and deferral        519          365           (60)
      Net periodic      ------       ------        ------
       pension cost     $1,400       $1,154        $1,017
                        ======       ======        ======



      The funded status of the Company's pension plans (in thousands), excluding the Italian and German pension plans, was as follows:


                                  Dec. 29, 1996               Dec. 31, 1995
                            ------------------------    ------------------------
                             Plan       Accumulated      Plan       Accumulated
                             Assets        Benefits      Assets        Benefits
                             Exceed          Exceed      Exceed          Exceed
                             Accumulated       Plan      Accumulated       Plan
                             Benefits        Assets      Benefits        Assets
                            ------------  ----------    ------------   ---------

     Actuarial present
       value of:
     Vested benefits
       obligation               $(4,425)    $(4,435)     $(1,688)     $(5,193)
     Non-vested
       benefits
       obligation                  (419)       (586)          --       (1,542)
     Accumulated                -------     -------      -------      -------
       benefit
       obligation                (4,844)     (5,021)      (1,688)      (6,735)
     Effects of
       anticipated
       future
       compensation
       levels                    (1,838)       (612)        (292)      (1,607)
     Projected                  -------     -------      -------      -------
       benefit
       obligation                (6,682)     (5,633)      (1,980)      (8,342)
     Plan assets
       at fair
       value                      5,115       3,771        1,772        5,393
     Projected                  -------     -------      -------      -------
       benefit
       obligation
       in excess
       of plan
       assets                    (1,567)     (1,862)        (208)      (2,949)
     Unrecognized
       net asset                     --          (9)          --          (12)
     Unrecognized
       prior
       service cost                 464         835           --        1,289
     Unrecognized
       net (gain)
       or loss                     (396)         74          (79)           1
     Adjustment
       required
       to recognize
       minimum
       liability                     --        (344)          --         (482)
     Accrued                    -------     -------      -------      -------
       pension
       cost                     $(1,499)    $(1,306)     $  (287)     $(2,153)
                                =======     =======      =======      =======



     Assumptions used in the actuarial computations were:

                        Dec. 29,       Dec. 31,       Jan. 1,
                          1996           1995          1995
                        --------       --------       -------
     Discount rate      7.5 - 9.0%     7.5 - 9.0%    8.0 - 9.0%
     Rate of increase
       in compensation
       levels           4.0 - 7.0%     4.0 - 7.0%    4.0 - 7.0%
     Expected long-term
       rate of return
       on assets       8.5 - 10.0%     8.5 - 10.0%   9.0 - 10.0%



      The Company has pension plans covering employees in its Italian subsidiaries. These plans combine aspects of both government mandated and non-contributory plans. Total pension expense under these plans included in the Consolidated Statement of Income (in thousands) was $895, $888, and $785 in fiscal years 1996, 1995 and 1994, respectively. The unfunded liability for these plans included in the Consolidated Balance Sheet at December 29, 1996, and December 31, 1995, (in thousands) was $4,578 and $4,286, respectively. The Company also has a Hartek pension plan in Germany which covers only a former employee and his spouse. Information for the Hartek pension plan has not been included in the tables presented as the amounts were immaterial as of December 29, 1996.

      The Company also sponsors defined contribution benefit plans. Participation in one of these plans is available to substantially all domestic employees. Company contributions to these plans are based on either a percentage of employee contributions or a specified amount depending on the provisions of the plan. Total costs incurred under the plans were (in thousands) $742, $568, and $643 for fiscal years 1996, 1995 and 1994, respectively.

      The Company maintains plans that provide certain health care benefits to certain employees retiring from the Company on or after attaining age 55 who have rendered at least 10 years of service to the Company. These plans are unfunded. The Company reserves the right to change or terminate the benefits at any time.

      Net periodic post-retirement benefit cost for the fiscal years ended December 29, 1996, December 31, 1995, and January 1, 1995, included the following components (in thousands):

                                        Dec. 29,  Dec. 31,  Jan. 1,
                                          1996     1995      1995
                                          ----     ----      ----
     Service cost on benefits earned      $146     $132      $161
     Interest cost on accumulated
       post-retirement benefit obligation  148      139       142
     Amortization of net loss subsequent
       to transition                         -        -         4
                                           ---      ---      ----
     Net periodic post-retirement
       benefit cost                       $294     $271      $307
                                          ====     ====      ====


The following table sets forth the status of the plan, reconciled to the accrued post-retirement benefit cost recognized in the Company's balance sheet (in thousands):


                                         Dec. 29,     Dec. 31,
                                            1996         1995
                                            ----         ----
Accumulated post-retirement
  benefit obligation:
  Retirees                                 $  755         $ 820
  Fully-eligible active plan
    participants                              171           141
  Other active plan
    participants                            1,110         1,161
                                           ------        ------

Total                                      $2,036        $2,122
Unrecognized net (loss) gain                   64          (126)
Accrued post-retirement                    ------        ------
  benefit cost recognized
  in the balance sheet                     $2,100        $1,996
                                           ======        ======


Assumptions used in the actuarial computations were:



                                           1996          1995
                                          ------        ------
Discount rate                              7.5%           7.5%
Projected health care cost trend rates:
     Pre-65 benefits                       8.5%          12.6%
     Post-65 benefits                      8.5%          11.3%
Ultimate health care cost trend rates:
     Pre-65 benefits                       5.0%           5.5%
     Post-65 benefits                      5.0%           5.5%



      Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated post-retirement benefit obligation by approximately (in thousands) $360 for 1996 and $378 for 1995, and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost by approximately (in thousands) $64 for 1996, $57 for 1995 and $63 for 1994.



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

            Letters of Credit

            As collateral for the Company's industrial revenue bonds and for certain of its insurance programs, the Company had a total of $10.1 million of letters of credit outstanding as of December 29, 1996. The Company pays letter of credit fees to its bank group that range from 0.50 to 1.0 percent based upon the Company's interest coverage ratio as defined in the Credit Agreement. It is the Company's opinion that the replacement costs for such letters of credit would not significantly vary from the present fee structure. No material loss is anticipated due to nonperformance by counterparties to these agreements.

            Swap Agreements and Forward Contracts

            Effective May 1994 the Company entered into two interest rate swap agreements to reduce the impact of changes in interest rates on its domestic floating-rate long-term debt. Both of the interest rate swap agreements had a notional principal amount of $10 million and interest payable was at a fixed rate of 5.64 percent and 6.33 percent, respectively. In return for both of these agreements, the Company will receive floating rate interest payments based on three-month London Interbank Offered Rate. These agreements will expire in May 1997. These two swap agreements are accounted for as hedges. The Company had a forward exchange contract outstanding as of December 29, 1996, to hedge exposure relating to an intercompany transaction. The Company had no forward exchange contracts outstanding as of December 31, 1995.

            The fair value of interest rate swaps and forward exchange contracts is the estimated amount that the Company would receive or pay to terminate the agreements as of the balance sheet date.

      The estimated fair value of the Company's financial instruments at December 29, 1996, (in thousands) was as follows:

                                    Carrying       Fair
                                     Amount        Value
                                     -------      -------
     Assets:
      Cash and temporary
        cash investments             $16,501      $16,501
      Trade accounts
        and notes receivable          58,734       58,734
      Forward exchange contract           --          229

     Liabilities:
      Short-term debt                  6,115        6,115
      Trade accounts payable          22,344       22,344
      Long-term debt                  70,370       71,535
      Interest rate
        swap agreements                   --           44




     The estimated fair value of the Company's financial instruments at December 31, 1995, (in thousands) was as follows:



                                    Carrying       Fair
                                     Amount        Value
                                    --------      -------
     Assets:
      Cash and temporary
        cash investments             $15,808      $15,808
      Trade accounts
        and notes receivable          54,500       54,500

     Liabilities:
      Short-term debt                 12,767       12,767
      Trade accounts payable          24,174       24,174
      Long-term debt                  74,665       76,675
      Interest rate
        swap agreements                   --          176


11.  INCOME TAXES

      The components of the consolidated net deferred tax assets and liabilities as of December 29, 1996, and December 31, 1995, were as follows (in thousands):


                                         Dec. 29,      Dec. 31,
                                           1996          1995
Gross deferred tax assets:
     Tax credits due to Italian
       reorganization                   $    530      $    556
     Warranty accruals                     3,110         2,907
     Reserve for Delfield and
       Whitlenge                             291         1,055
     Hartek reserve                          461         1,091
     Receivable allowances                   812           797
     Inventory reserves                      720           754
     Reserve for post-retirement
       medical costs                         823           791
     Tax benefit of German
       net operating loss carry forwards   3,562         4,851
     Other                                 3,502         2,989
                                        --------      --------
     Total gross deferred tax assets      13,811        15,791
     Valuation allowance                  (3,681)       (4,991)
                                        --------      --------
     Total deferred tax assets          $ 10,130      $ 10,800
                                        ========      ========
Gross deferred tax liabilities:
     Properties and equipment           $ (6,102)     $ (5,702)
     Inventory related items                (180)         (909)
     Simag goodwill amortization          (1,611)       (1,186)
     Other                                (1,239)       (1,157)
                                        --------      --------
     Total gross deferred tax
       liabilities                      $ (9,132)     $ (8,954)
                                        ========      ========


Deferred taxes reflected in the accompanying balance sheets as of December 29, 1996, and December 31, 1995, were as follows (in thousands):

                                         Dec. 29,      Dec. 31,
                                          1996          1995
                                         --------      --------
     Current portion of deferred
       tax asset                         $ 4,708       $ 5,690
     Noncurrent portion of deferred
       tax asset (included in other
       noncurrent assets)                      -            22
     Current portion of deferred
       tax liability (included in
       accrued expenses)                       -           (52)
     Noncurrent portion of deferred
       tax liability                      (3,710)       (3,814)
                                        --------      --------


      The valuation allowance as of December 29, 1996, includes $3.6 million to entirely offset the tax asset established for Hartek pre-acquisition net operating loss carry forwards which might not be realized due to the terms of the purchase agreement of Hartek (see Note 14) which requires substantial repayment to the seller if utilized and due to a pending decision of the Supreme Tax Court in Germany which may result in such carry forwards being not utilizable by the Company. The German net operating loss carry forwards, if realized, will result in a reduction of goodwill and the benefit of utilizing the net operating loss carry forwards will not flow through the income statement.

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

      The provision (benefit) for income taxes consisted of the following (in thousands):




                            For the Fiscal Years Ended
                     --------------------------------------------
                        Dec. 29,        Dec. 31,       Jan. 1,
                         1996            1995           1995
                     -------------     ---------     ------------
United States:
     Current            $ 7,518          $ 7,431       $ 7,300
     Deferred               837              855          (746)
                        -------          -------       -------
                          8,355            8,286         6,554
                        -------          -------       -------
Foreign:
     Current              7,407            3,605         2,412
     Deferred               687              829         1,047
                        -------          -------       -------
                          8,094            4,434         3,459
Provision for           -------          -------       -------
     income taxes       $16,449          $12,720       $10,013
                        =======          =======       =======



The provision (benefit) for deferred income taxes included the following (in thousands):



                                   For the Fiscal Years Ended
                                ---------------------------------
                                Dec. 29,    Dec. 31,     Jan. 1,
                                  1996        1995         1995
                                -------     --------     --------
Amortization of
   of Italian
   reorganization
   benefits                   $      58      $   122     $   535
Depreciation                        458          307         203
Reserve for
   Glenco-Star
   disposition                       --          249          56
Reserve for swap loss                --           --          38
Warranty reserve                   (311)         (33)       (304)
Inventory adjustments              (732)         913         (95)
Reserve for relocation
   of Crystal Tips                   --           --         167
Valuation allowance
   changes                          (27)         (51)       (117)
Reserve for Delfield
   and Whitlenge                    727           --          --
Utilization of German net
    operating loss carry
    forwards                        952           --          --
Other, net                          399          177        (182)
                                -------       ------     -------
Total                           $ 1,524       $1,684     $   301
                                =======       ======     =======


Income before income taxes from foreign operations was $15.7 million in 1996, $8.9 million in 1995, and $6.9 million in 1994. The differences between the Company's effective tax rate and the statutory federal income tax rate were as follows:



                                      For the Fiscal Years Ended
                                  ----------------------------------
                                  Dec. 29,     Dec. 31,     Jan. 1,
                                    1996         1995        1995
                                 ---------    ----------   ---------
Statutory federal
     income tax rate               35.0%        35.0%        35.0%
Increase in rate resulting from:
State and local income
     taxes, net of federal
     tax benefit                    1.7          2.9          2.7
Foreign tax effect                  7.6          4.9          4.9
Other                               2.7          2.4          1.3
                                   ----         ----         ----
                                   47.0%        45.2%        43.9%
                                   ====         ====         ====



      In accordance with the Company's accounting policy, provision for U.S. income taxes has not been made on $38.6 million of undistributed earnings of foreign subsidiaries at December 29, 1996.


12.   STOCK-BASED COMPENSATION PLANS

      The Company has a long-term executive incentive program which provides for granting key employees options to purchase the Company's common stock. Under the program, options are exercisable at a rate set by the Compensation Committee of the Board of Directors of the Company. To date, options have been exercisable in cumulative annual increments of 25 percent commencing one year after the date of grant. The option price per share is not less than the fair market value of one share on the date of the grant. An option may not be exercisable after more than 10 years and one day from the date of the grant.

      In August 1994 the Board of Directors adopted, subject to shareholder approval, the Non-Employee Directors Stock Option Plan. The plan was approved by the shareholders at the 1995 Annual Meeting of Shareholders. The plan provides for (a) an automatic award of options to purchase shares of the Company's common stock to non-employee directors as of the effective date of the plan, (b) automatic awards to non-employee directors who are elected or appointed to the Board of Directors after the effective date and (c) automatic annual awards thereafter. The options will vest 100 percent on the date preceding the first annual meeting of shareholders following the date of the grant of the options. The option price per share may not be less than the fair market value of one share on the date of the grant. An option may not be exercisable after more than 10 years and one day from the date of the grant.

      The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with FASB Statement No. 123 ("SFAS 123"), the Company's net income and earnings per share would have been reduced to the following pro forma amounts:



                                      1996          1995
                                      ----         -----
Net income:
     As reported                      $18,568     $15,408
     Pro forma                         18,306      15,281

Primary net income per share:
     As reported                      $1.85       $1.58
     Pro forma                        $1.82       $1.56

Fully-diluted net income per share:
     As reported                      $1.73       $1.45
     Pro forma                        $1.71       $1.43



A summary of the status of the Company's two stock option plans at December 29, 1996, December 31, 1995, and January 1, 1995, and changes during the years then ended is presented in the following table:


                         1996               1995            1994
                -----------------  -----------------  -------------
                         Weighted          Weighted        Weighted
                         Average           Average         Average
                Shares   Exercise  Shares  Exercise Shares Exercise
                (000)     Price    (000)   Price    (000)   Price
Outstanding
  at beginning
  of year         525      $12        473     $10      472     $ 9
Granted            92       18         79      18       71      16
Exercised         (51)      10        (24)      9      (52)      9
Forfeited          (6)      17         (3)     16      (18)     11
                 ----                 ---              ---
Outstanding
     at end of
     year         560       13        525      12       473     10
                 ----                 ---               ---
Exercisable
     at end of
     year         377       10        357      10       294      9
Weighted
     average
     fair value
     of options
     granted
     during
     the year         $9.74              $10.73            --


The following table summarizes information about stock options outstanding at December 29, 1996:



               Options Outstanding            Options Exercisable
               ------------------------       -------------------
                         Weighted
                         Average    Weighted              Weighted
Range of     Number    Remaining    Average    Number     Average
Exercise   Outstanding Contractual Exercise  Exercisable Exercise
Prices    at 12/29/96  Life(years)  Price    at 12/29/96  Price
$ 7 to $ 9     224,187    3.2         $ 8        224,187    $ 8
$11 to $15     121,300    3.8         $12        104,645    $12
$16 to $20     214,675    8.2         $18         48,525    $18
               -------                           -------
$ 7 to $20     560,162    4.3         $13        377,357    $10
               =======                           =======



      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 5.93 percent and 7.56 percent for the executive options and 6.86 percent and 6.77 percent for the Non-Employee Directors Plan options; expected dividend yields of 0.60 percent for the executive plan options for both years and 0.50 percent for the Non-Employee Directors plan options for both years; expected lives of
      10.01 for both plans in both years; and expected volatility of 36.60 percent for both plans in both years.

      The Company issued from treasury 5,965, 6,219, and 8,038 shares of common stock in fiscal years 1996, 1995 and 1994, respectively, as annual Board of Directors fees. Costs relating to these fees (in thousands) of $120, $129, and $99 were recorded in fiscal years 1996, 1995 and 1994, respectively.



13. ACQUISITION OF DELFIELD AND WHITLENGE

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

      The method of accounting used for the combination was the purchase method. The initial amount of goodwill allocated to Delfield and Whitlenge was $73.7 million and is being amortized over 40 years using the straight-line method. The acquisition price included: (a) $30.4 million in cash, (b) 1.2 million shares of common stock (with a market value of approximately $16.5 million on the acquisition date) and (c) 2.0 million shares of Series A $0.62 cumulative convertible preferred stock with an aggregate liquidation preference of $22.5 million which were convertible into 1,525,393 shares of common stock. (If such conversion had taken place on January 1, 1996, primary earnings per share would have been $1.73.) All the cumulative convertible preferred stock was converted to common stock during 1996. Also, the acquisition price of $69.3 million was increased by $12.1 million to include 667,000 shares of additional common stock based upon the businesses of Delfield and Whitlenge meeting a specified level of earnings before interest, income taxes, depreciation and amortization in fiscal year 1994. These additional shares were issued subsequent to January 1, 1995. In addition, Scotsman also assumed Delfield and Whitlenge debt of approximately $35 million which was substantially repaid on the acquisition date. (See Note 7.) The results of Delfield and Whitlenge are included in the income statements for the Company beginning after April 29, 1994.

      Delfield, headquartered in Mt. Pleasant, Michigan, manufactures and sells refrigerated foodservice equipment, primarily in the United States. Whitlenge, located near Birmingham, England, manufactures and sells drink dispensing equipment in Western Europe.

      The accompanying unaudited condensed pro forma income statement information is presented to illustrate the effect of certain events on the historical income statement information of the Company as if the acquisitions of Delfield and Whitlenge had occurred as of the first day of the period presented.

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

(Amounts in thousands, except per-share data)



                                        PRO FORMA (Unaudited)
Twelve Months Ended                        Jan. 1, 1995

Net sales                                   $304,144

Net income                                    13,547

Net income per share, fully diluted         $   1.28




14.  ACQUISITION OF HARTEK

      The Company's Scotsman Group Inc. subsidiary acquired on December 31, 1995, the stock of Hartek Beverage Handling GmbH and the stock of Hartek Awagem Vertriebsges. m.b.H., a beverage dispensing manufacturer and a small distributor of Hartek and other products located in Radevormwald, Germany and Vienna, Austria, respectively (collectively, "Hartek"). Hartek had 1995 annual sales of approximately $24 million. The method of accounting used for the combination was the purchase method. The results of the Hartek businesses have been included in the income statements for the Company beginning on the date of acquisition, December 31, 1995. Hartek was acquired for an initial cost of $5.8 million, including acquisition costs. No shares of stock were or will be issued as a result of these acquisitions. The cash outlay was partially offset by cash on the books of Hartek at closing of $3.3 million. Goodwill of $1.9 million has been recorded as of December 29, 1996. The amount of goodwill from this acquisition will be amortized for book purposes over 40 years using the straight-line method.

      Under the terms of the agreement governing the purchase of the Hartek businesses, the Company is required to pay to the seller 75 percent of the actual amount of any tax saving realized by Hartek in respect of each of its financial years 1996 through 1998 through the use of the amount of any tax loss carry forward available to Hartek as of December 31, 1995, in reduction of taxable profits for those financial years 1996 through 1998. This additional consideration is not to exceed an amount of 2.2 million deutsche marks or, as of December 29, 1996, approximately $1.4 million. In addition, at the date of acquisition, Scotsman also assumed Hartek debt of approximately $6.4 million.

     Pro forma unaudited 1995 net sales of the Company, as if Hartek were acquired on the first day of the fiscal year 1995 would have been $349 million. Pro forma information relating to net income and earnings per share has not been presented as the pro forma impact of those numbers on the Company's results was not material. Pro forma information includes assumptions and estimates and is not necessarily indicative of the results of operations of the Company as they may be in the future or as they might have been had the transaction occurred as discussed above.


15. GEOGRAPHIC INFORMATION

     The Company's geographic data, based on the locations of operations, are as follows (in thousands):



For the Fiscal Years Ended   Dec. 29,    Dec. 31,        Jan. 1,
                                1996        1995           1995
Sales to unaffiliated
customers:
     United States        $235,302     $239,110        $201,746
     Europe                121,071       85,181          64,886
                          --------     --------        --------
       Total              $356,373     $324,291        $266,632
                          ========     ========        ========
Operating profit:
     United States        $ 24,248     $ 25,309        $ 20,773
     Europe                 16,048        9,145           7,441
                          --------     --------        --------
       Total              $ 40,296     $ 34,454        $ 28,214
                          ========     ========        ========
Identifiable assets:
     United States        $181,259     $181,994        $172,608
     Europe                102,005       93,949          72,183
                          --------     --------        --------
       Total              $283,264     $275,943        $244,791
                          ========     ========        ========



Export sales from the United States were less than 10 percent of consolidated net sales for all years presented.

16. SUBSEQUENT EVENT (UNAUDITED)

In March of 1997 the Company completed the acquisition of Kysor Industrial Corporation ("Kysor"), a major manufacturer and marketer of refrigerated display cases, commercial refrigeration systems and insulated panels primarily serving the supermarket industry. The Company purchased Kysor's common and preferred stock (hereinafter referred to as the "Acquisition") for an aggregate purchase price of $309 million. Concurrent with the purchase, the Company sold Kysor's Transportation Products Group to a third party for an aggregate purchase price of $86 million plus assumption of certain liabilities. The Company retained possession of Kysor's Commercial Products Group. Goodwill relating to the acquisition of Kysor will be finalized within 12 months of the acquisition date and will be amortized for book purposes over 40 years using the straight-line method.

     Kysor, headquartered in Cadillac, Michigan, reported total sales in 1996 of $381 million, of which $245 million related to commercial refrigeration products.

     The acquisition of Kysor, after giving effect to the divestiture of the Transportation Products Group and other acquisition related transactions, was financed through a $415 million loan facility between the Company and the First National Bank of Chicago (the "FNBC Facility"). The FNBC Facility consists of a $150 million seven-year term loan and a $265 million seven-year revolving loan facility, both with an initial interest rate of 1.375 percent above Eurocurrency rates. The interest rates on both facilities adjust based on a certain ratio tied to the strength of the Company's balance sheet.

     The agreement governing the FNBC Facility includes various financial covenants. One of those covenants has the effect of restricting the amount of the Company's dividends to its shareholders by requiring the Company to maintain consolidated stockholders' equity of at least $120 million (without giving effect to the cumulative effect of future changes in accumulated translation adjustments), plus 60 percent of (i) the cumulative net income of the Company from December 30, 1996, forward and (ii) the net cash proceeds from any future issuance of equity securities by the Company after the closing of the FNBC Facility. At December 29, 1996, consolidated stockholders' equity of the Company was $131.7 million. The Company is also precluded from paying dividends to its shareholders (other than dividends payable in its own capital stock) if a default or an unmatured default under the agreement has occurred and is continuing or would occur after giving effect to the payment of such dividends.

     The FNBC Facility requires that a notional amount of $150 million be hedged to reduce interest rate exposure for three years. In addition to financing the Kysor acquisition, proceeds of the FNBC Facility will be used to pay expenses associated with this acquisition and were used to repay existing long-term debt, including the $90.0 million reducing credit agreement and the $20.0 million private placement agreement.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of Scotsman Industries, Inc.:

We have audited the accompanying consolidated balance sheet of Scotsman Industries, Inc. (a Delaware Corporation) and subsidiaries as of December 29, 1996, and December 31, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scotsman Industries, Inc. and subsidiaries as of December 29, 1996, and December 31, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 1996, in conformity with generally accepted accounting principles.




Arthur Andersen LLP
Chicago, Illinois
February 4, 1997

Scotsman Industries, Inc.
Five Year Summary

(Amounts in thousands, except per-share data)



For the Fiscal Years Ended             Dec. 29,    Dec. 31,     Jan. 1,     Jan. 2,    Jan. 3,
                                         1996 (a)   1995 (b)     1995 (c)    1994       1993
Net sales                              $356,373    $324,291    $266,632    $163,952    $168,674
Income before income taxes               35,017      28,128      22,798      13,371      10,185
Net income                               18,568      15,408      12,785       7,411       6,392
Net income per share,
     fully diluted (d)                     1.73        1.45        1.35        1.06        0.90
Total assets (e)                        283,264     275,943     244,791     103,173      96,103
Long-term debt and capitalized
     lease obligations, excluding
     current portion (e)                 60,289      74,719      85,161      29,469      29,589
Cash dividends declared per
     common share                      $   0.10    $   0.10    $   0.10    $   0.10    $   0.10
                                       ========    ========    ========    ========    ========




(a) The information for the fiscal year ended December 29, 1996, includes balance sheet information and the results of Hartek which was acquired on December 31, 1995.

(b) The information for the fiscal year ended December 31, 1995, includes balance sheet information for Hartek which was acquired on December 31, 1995.

(c) The results for the fiscal year ended January 1, 1995, include the results from Delfield and Whitlenge as of the date of their acquisitions, April 29, 1994.

(d) The calculation of net income per share for the fiscal years 1996, 1995, 1994, 1993, and 1992 was based on 10,728,188, 10,649,763, 9,488,965,
     7,000,651, and 7,096,976 weighted average shares of common stock, respectively. The calculation of fully-diluted net income per share for the fiscal years ended January 1, 1995, December 31, 1995, and December 29, 1996, is based on net income before preferred stock dividends. The number of shares assumes conversion of convertible preferred stock from the date of issue and also includes the dilutive impact, as if issuance had occurred on the acquisition date, of contingent shares which were subsequently distributed to the sellers of Delfield and Whitlenge based on those businesses having achieved a specified combined level of earnings during fiscal year 1994, and also includes the dilutive impact of common stock options outstanding. The net income per-share calculation for fiscal years ended prior to January 1, 1995, did not reflect the dilutive effect of stock options outstanding as the dilutive effect was immaterial.

(e)  At year end

Scotsman Industries, Inc.
Selected Quarterly Financial Data
(Unaudited)
(Amounts in thousands, except per-share data)



                                                  Fiscal year 1996                                 Fiscal year 1995
                                   --------------------------------------------      ---------------------------------------------
For The Three Months Ended         Dec. 29,   Sept. 29,    June 30,    Mar. 31,      Dec. 31,     Oct.  1,     July 2,     Apr. 2,
                                       1996        1996        1996        1996          1995         1995        1995        1995

Net sales                          $ 73,653    $ 92,764    $104,423    $ 85,533      $ 70,779     $ 87,075    $ 90,363    $ 76,074
Cost of sales                        55,692      66,558      73,562      62,130        52,709       63,348      64,471      55,874
                                   --------    --------    --------    --------      --------     --------    --------    --------
Gross profit                         17,961      26,206      30,861      23,403        18,070       23,727      25,892      20,200
Selling and administrative expenses  13,063      14,195      15,854      15,023        13,506       13,079      13,627      13,223
                                   --------    --------    --------    --------      --------     --------    --------    --------
Income from operations                4,898      12,011      15,007       8,380         4,564       10,648      12,265       6,977
Interest expense, net                 1,120       1,322       1,422       1,415         1,366        1,639       1,744       1,577
                                   --------    --------    --------    --------      --------     --------    --------    --------
Income before income taxes            3,778      10,689      13,585       6,965         3,198        9,009      10,521       5,400
Income taxes                          1,677       4,906       6,520       3,346         1,259        4,099       4,792       2,570
                                   --------    --------    --------    --------      --------     --------    --------    --------

Net income                         $  2,101    $  5,783    $  7,065    $  3,619      $  1,939     $  4,910    $  5,729    $  2,830
                                   ========    ========    ========    ========      ========     ========    ========    ========



Net income per share (a):
  Primary                          $   0.20    $   0.58    $   0.73    $   0.36      $   0.18     $   0.50    $   0.59    $   0.29
                                   ========    ========    ========    ========      ========     ========    ========    ========
  Fully diluted                    $   0.20    $   0.54    $   0.66    $   0.34      $   0.18     $   0.46    $   0.54    $   0.27
                                   ========    ========    ========    ========      ========     ========    ========    ========

Weighted average common shares
  outstanding:
    Primary                      10,475,223   9,474,377   9,315,726   9,140,363     9,111,889    9,129,549   9,128,141   8,565,289
    Fully diluted                10,761,585  10,730,902  10,701,692  10,669,965    10,650,140   10,654,786  10,653,582  10,640,578

(a) Net income per share on a primary basis was computed to be net income after preferred stock dividends. Fully-diluted net income per share was based on net income before preferred stock dividends and the number of shares assumed the conversion of convertible preferred stock from the date of issue and also included the dilutive impact, as if issuance had occurred on the acquisition date, of contingent shares that were distributed to the sellers of Delfield and Whitlenge subsequent to January 1, 1995, based on those businesses having achieved a specified combined level of earnings during fiscal year 1994.

Scotsman Industries, Inc.
Common Stock


Scotsman Industries, Inc. common stock is listed on the New York Stock Exchange. The common stock ticker symbol is SCT.



                                                                                       Dividends
1995                                             High           Low      Last          Declared
1st Quarter                                    18 5/8        16 7/8    18 1/2          $0.025
2nd Quarter                                    19 3/4        17        18 1/2          $0.025
3rd Quarter                                    20            15 1/8    16 3/8          $0.025
4th Quarter                                    17 3/4        16        17 5/8          $0.025
                                                                                       ------
Total dividends declared                                                               $0.100

Shares outstanding at December 31, 1995                                             8,964,974

Shareholders of record at December 31, 1995                                             4,800


                                                                                       Dividends
1996                                             High           Low      Last          Declared
1st Quarter                                    18            17        17 7/8          $0.025
2nd Quarter                                    21            17 7/8    20 1/8          $0.025
3rd Quarter                                    24            19 1/2    22 7/8          $0.025
4th Quarter                                    24 7/8        22 3/4    23 3/4          $0.025
                                                                                       ------
Total dividends declared                                                               $0.100

Shares outstanding at December 29, 1996                                            10,542,464

Shareholders of record at December 29, 1996                                             4,559
